Exhibit 99.2

THE ATTACHED AMENDED AND RESTATED FIRST LIEN NOTE INDENTURE IS IN SUBSTANTIALLY FINAL FORM. A FINAL VERSION OF THE ATTACHED WILL BE FILED ON SEDAR ON THE EFFECTIVE DATE (AS SUCH TERM IS DEFINED IN THE MANAGEMENT INFORMATION CIRCULAR OF POSTMEDIA NETWORK CANADA CORP. AND POSTMEDIA NETWORK INC. DATED AUGUST 5, 2016).

AMENDED AND RESTATED SENIOR SECURED NOTES INDENTURE

Dated as of [●], 2016

Among

POSTMEDIA NETWORK INC., as Issuer

and

POSTMEDIA NETWORK CANADA CORP., as Guarantor

and

the other Guarantors party hereto from time to time, as Guarantors

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

8.25% SENIOR SECURED NOTES DUE 2021

(i)

(ii)

(iii)

Section 13.03	Chair	128
Section 13.04	Quorum	128
Section 13.05	Power to Adjourn	129
Section 13.06	Voting	129
Section 13.07	Poll	129
Section 13.08	Proxies	129
Section 13.09	Persons Entitled to Attend Meetings	130
Section 13.10	Powers Cumulative	130
Section 13.11	Minutes	130
Section 13.12	Instruments in Writing	130
Section 13.13	Binding Effect of Resolutions	130
Section 13.14	Evidence of Rights of Holders	131

ARTICLE 14 MISCELLANEOUS		131
Section 14.01	Applicable Legislation	131
Section 14.02	Notices	132
Section 14.03	Certificate and Opinion as to Conditions Precedent	133
Section 14.04	Statements Required in Certificate or Opinion	133
Section 14.05	Section 4.14	4

Appendix A	Provisions Relating To Initial Notes And
Additional Notes
Exhibit A	Form of Note
Exhibit B-	Form of Supplemental Indenture

(iv)

AMENDED AND RESTATED INDENTURE (the “Indenture”), dated as of [●], among Postmedia Network Inc., a corporation incorporated under the Canada Business Corporations Act (the “Issuer”), Postmedia Network Canada Corp., a corporation incorporated under the Canada Business Corporations Act (“PNCC”), 1576626 Ontario Inc., a corporation incorporated under the Ontario Business Corporations Act (“1576626”), 7731558 Canada Inc., a corporation incorporated under the Canada Business Corporations Act (“7731558”), Computershare Trust Company of Canada, as Trustee, and Computershare Trust Company of Canada, as Collateral Agent.

W I T N E S S E T H

WHEREAS the Issuer previously duly authorized the creation and issue of $250,000,000 aggregate principal amount of 8.25% Senior Secured Notes due 2017 (the “2012 Notes”) pursuant to an Indenture dated as of August 16, 2012 among the Issuer, PNCC and Computershare Trust Company of Canada, as trustee and collateral agent (the “Original Indenture”);

WHEREAS pursuant to a second supplemental indenture to the Original Indenture dated as of April 13, 2015, the Issuer duly authorized the creation and issue of an additional $139,303,000 in aggregate principal amount of 8.25% Senior Secured Notes due 2017 with identical terms to the Initial Notes (the “2015 Additional Notes”);

WHEREAS pursuant to a third supplemental indenture to the Original Indenture dated as of April 13, 2015, 1576626 and 7731558 both became Restricted Subsidiaries and Guarantors under, and as defined in, the Original Indenture;

WHEREAS the parties hereto have entered into a recapitalization transaction relating to the 2012 Notes and 2015 Additional Notes, as approved by a court order dated as of [●] and as part of a plan of arrangement (the “Plan of Arrangement”) under Section 192 of CBCA (hereinafter defined), and as part of such transaction the parties hereto wish to amend and restate the Original Indenture in the manner set forth herein;

WHEREAS after giving effect to a redemption on the date hereof as part of the Plan of Arrangement, an aggregate principal amount of $225,000,000 2012 Notes and 2015 Additional Notes combined shall be outstanding and shall be exchanged for amended and restated notes in such aggregate principal amount of $225,000,000 issued under this Indenture (for all purposes of the Indenture, the “Initial Notes”);

WHEREAS, the Issuer, PNCC, 1576626 and 7731558 have duly authorized the execution and delivery of this Indenture.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW, THEREFORE, the Issuer, PNCC, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01    Definitions.

“1576626” has the meaning set forth in the recitals hereto.

“7731558” has the meaning set forth in the recitals hereto.

“ABL Agent” means the “Administrative Agent” (or any equivalent title) under any ABL Facility and shall include any successor thereto as well as any Person designated as the “Administrative Agent” (or any equivalent title) under any ABL Facility.

“ABL Collateral” means ABL Collateral, as defined in the Collateral Trust and Agency Agreement; provided that such concept shall only apply for the purposes of the Indenture to the extent that an ABL Facility is in place.

“ABL Facility” means either (i) an asset-based revolving and/or term loan facility whereby the available commitments under the facility are calculated with reference to an accounts receivable and/or inventory borrowing base calculation or (ii) a working capital facility pursuant to any loan agreement, credit facility or other similar debt instrument which is provided by a bank or other financial institution or group of banks or other financial institutions, in each case for the purposes of funding general corporate requirements of the Issuer and/or the Guarantors, and in either case, subject to the Collateral Trust and Agency Agreement.

“ABL Obligations” means Indebtedness outstanding under the ABL Facility, and all other Obligations (not constituting Indebtedness) of the Issuer or any Guarantor under the ABL Facility.

“Acquired Indebtedness” means, with respect to any Person, Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person is merged or consolidated with the Issuer or a Restricted Subsidiary or becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, and Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person is merged, amalgamated or consolidated with the Issuer or a Restricted Subsidiary or becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means (1) non-current assets and property (including any such assets acquired by capital expenditures but excluding Indebtedness and Capital Stock) that shall be used or useful in a Related Business by the Issuer or a Restricted Subsidiary or (2) all or substantially all the assets of a Related Business or a majority of the Voting Stock of any Person engaged in a Related Business that shall become on the date of acquisition thereof a Guarantor.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Sections 2.01 and 4.09.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to (i) vote 10% or more of the votes entitled to be cast by all securities having ordinary voting power for the election of directors (or persons performing similar functions) or (ii) direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar or Paying Agent.

“Amendment Date” means the date of amendment and restatement of this Indenture, which for clarity is September [●], 2016.

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“Asset Disposition” means any direct or indirect sale, lease, transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or local ownership shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Issuer, any Guarantor or any of their respective Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)    a disposition of assets by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Guarantor that is a Restricted Subsidiary or by a non-Guarantor Subsidiary to another non-Guarantor Subsidiary; provided that in the case of a disposition by a Restricted Subsidiary to another Restricted Subsidiary, the Issuer directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor; provided, further, that in the case of a transfer of Collateral, the transferee shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to the transferee, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(2)    the disposition of Cash Equivalents or the voluntary termination of Hedging Obligations;

(3)    a disposition of inventory sold, leased, assigned, conveyed, transferred, licensed, exchanged or disposed of in the ordinary course of business;

(4)    a disposition of used, obsolete, worn out, damaged or surplus equipment or equipment or assets that are no longer used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5)    the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control pursuant to this Indenture;

(6)    an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to a Wholly Owned Subsidiary that is a Restricted Subsidiary;

(7)    for purposes of Section 4.10 only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Issuer or the Restricted Subsidiaries) or a disposition subject to Section 4.07;

(8)    dispositions of Capital Stock of a Restricted Subsidiary or property or other assets in a single transaction or series of related transactions that generates Net Available Cash of less than $100,000;

(9)    the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)    the sale or discount of receivables arising in the ordinary course of business or which is customary in the industry;

(11)    the licensing or sublicensing of patents, trade secrets, know-how and other intellectual property, know-how or other general intangibles and licenses, leases or subleases of other property in each case in the ordinary course of business (other than any perpetual licensing or exclusive licenses or sub-licenses or assignments of intellectual property that have a material adverse effect on the value of the Collateral or the ability of the Collateral Agent or the Holders of the Notes to realize the benefits of, and intended to be afforded by, the Collateral) which do not materially interfere with the business of the Issuer and its Restricted Subsidiaries as operated immediately prior to the granting of such license, lease or sublease;

(12)    dispositions of equipment or real property to the extent that (A) such property is exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

(13)    foreclosure on assets or transfers by reason of eminent domain;

(14)    any sale of Capital Stock, Indebtedness or other securities, of an Unrestricted Subsidiary;

(15)    a Sale/Leaseback Transaction that is made for cash consideration in an amount not less than the cost of the underlying fixed or capital asset and is consummated within 270 days after the Issuer or any Restricted Subsidiary acquires or completes the acquisition of such fixed or capital asset;

(16)    the receipt by the Issuer or any Restricted Subsidiary of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets;

(17)    operating leases in the ordinary course of business;

(18)    the surrender or waiver of contract rights or litigation rights or the settlement, release or surrender of tort or other litigation claims of any kind;

(19)    the transfer of improvements, additions or alterations in connection with the lease of any property; and

(20)    disposition of assets that are made subject to Indebtedness pursuant to clause (9) of Section 4.09(b) within 270 days after the acquisition, construction, lease or improvement of the asset financed.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, (1) if such Sale/Leaseback Transaction does not constitute a Capitalized Lease Obligation, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP or (2) if such Sale/Leaseback Transaction constitutes a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Banking Services” shall mean each and any of the following banking services provided to the Issuer or any Guarantor by any entity that, at the time it enters into such arrangement, is (a) a Holder, (b) a holder of Second Lien Notes, (c) an ABL Lender (as defined in the Collateral Trust and Agency Agreement), (d) any Affiliate of the foregoing, or (e) any other Person that is designated by the Issuer under the Collateral Agency Agreement (each of them, in such capacity, a “Banking Services Provider”) to the extent agreed to in a notice delivered to the Collateral Agent designating such services as a “Banking Service” between such Bank Services Provider, on the one hand, and the Issuer or Guarantor, on the other hand, for purposes of the Collateral Documents: (i) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (ii) stored value cards and (iii) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) or any similar transactions.

“Banking Services Obligations” of the Issuer or a Guarantor shall mean any and all obligations of the Issuer or Guarantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services.

“Banking Services Provider” shall have the meaning specified in the definition of “Banking Services”.

“Bankruptcy Law” means any applicable law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization in bankruptcy or insolvency or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada).

“Beneficial Owner” means any person who holds a beneficial interest in Global Notes as shown on the books of the Depository or a Participant. The terms “Beneficially owns” and “Beneficially owned” have a corresponding meaning.

“Board of Directors” means:

(1)    with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) any committee thereof duly authorized to act on behalf of the Board of Directors with respect to the relevant matter;

(2)    with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)    with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York or Toronto, Canada are authorized or required by law to close.

“Canadian Securities Laws” means all applicable securities legislation in Canada, including relevant rules, regulations, published instruments, notices and orders of the securities regulatory authorities in Canada.

“Capital Stock” of any Person means (1) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Common Stock or Preferred Stock, and (2) with respect to any Person that is not a corporation, any and all partnership, limited liability company, membership or other equity interests of such Person, but in each case excluding any debt securities convertible into any of the foregoing.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty; provided that any lease that would not be required to be classified and accounted for as a capitalized lease for financial purposes in accordance with GAAP as it exist on the Issue Date shall not be considered Capitalized Lease Obligations notwithstanding any change in the treatment of leases under GAAP after the Issue Date.

“Cash Equivalents” means:

(1)    US dollars or Canadian dollars;

(2)    securities issued or directly and fully guaranteed or insured by the United States Government or Canada or any agency or instrumentality of the United States of America or Canada (provided that the full faith and credit of the United States of America or Canada, as applicable, is pledged in support thereof);

(3)    marketable general obligations issued by any state of the United States of America or any province or territory of Canada or any political subdivision thereof or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from S&P, “A2” or better from Moody’s or “A” or better from DBRS;

(4)    certificates of deposit, demand deposits, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank or Canadian chartered bank (x) the long-term debt of which is rated at the time of acquisition thereof at least “A” (or the equivalent thereof) by S&P, “A2” (or the equivalent thereof) by Moody’s or “A” by DBRS or (y) the short term commercial paper of such commercial bank or its parent company or Canadian chartered bank is rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or “P-1” (or the equivalent thereof) by Moody’s or R-1 (middle) by DBRS, and having combined capital and surplus in excess of $1,000,000,000;

(5)    repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above, entered into with any bank meeting the qualifications specified in clause (4) above;

(6)    commercial paper rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or “P-1” (or the equivalent thereof) by Moody’s or R-1 (middle) by DBRS, or carrying an equivalent rating by a nationally recognized statistical rating organization, if any of such Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(7)    instruments equivalent to those referred to in clauses (1) through (6) above denominated in euros or any foreign currency comparable in credit quality and tenor to those referred to in such clauses and customarily used by corporations for cash management purposes in any jurisdiction outside the United States or Canada to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction;

(8)    interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above (but excluding for purposes of this clause (8), money market funds that invest primarily in auction rate securities); and

(9)    money market funds that (i) comply with the criteria set forth in Rule 2a-7 of the Investment Company Act of 1940, as amended, (ii) are rated at the time of acquisition thereof “AAA” by S&P or “Aaa” by Moody’s or “AAA” by DBRS and (iii) have portfolio assets of at least US$5.0 billion.

“CBCA” means the Canada Business Corporations Act (Canada).

“Change of Control” means:

(1)    any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) (any such person or group becoming such beneficial owner, a “Voting Change of Control”); provided that, in the case of a Voting Change of Control of PNCC that has occurred by way of purchases of Voting Stock over a stock exchange or other market or by way of private agreement, if the Board of Directors has determined, in good faith and in its sole discretion, that such Voting Change of Control of PNCC has occurred without such person or group having any intention to cause a Voting Change of Control of PNCC, such Voting Change of Control shall be deemed not to have occurred if, within 30 days after the Board of Directors has become aware of the Voting Change of Control, the person or group ceases to be the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of PNCC or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets) through one or more of (A) dilution as a result of the issuance of shares by PNCC, (B) sale or other transfer of Voting Stock by such person or group, (C) sale by any other holder of class NC variable voting shares of Voting Stock which results in an additional issuance of class C voting shares of Voting Stock, (D) conversion of class C voting shares of Voting Stock of such person or group into class NC variable voting shares of Voting Stock combined with a binding written agreement between such person or group and PNCC not to exercise conversion rights in a manner that would result in a Voting Change of Control (and which agreement provides that it cannot be waived without PNCC’s consent, with a waiver by PNCC constituting an immediate “Change of Control”) or (E) conversion of class NC variable voting shares of Voting Stock held by any other Person into class C voting shares of Voting Stock;

(2)    the first day on which a majority of the members of the Board of Directors of PNCC or the Issuer or any of their direct or indirect parent companies are not Continuing Directors;

(3)    the sale, assignment, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer, any of its direct or indirect parent companies and their respective Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)    the Issuer ceases to be a Wholly Owned Subsidiary of PNCC (except in a transaction consummated in accordance with Section 5.01).

“Collateral” means all of the assets, property and undertaking securing the Notes, and shall include the ABL Collateral and the Notes Collateral.

“Collateral Account” means, collectively, any segregated accounts under the control of the Collateral Agent and governed by the terms of the Collateral Trust and Agency Agreement that are free from all other Liens, and includes all cash and Cash Equivalents received from sales of Additional Notes, Asset Dispositions of Collateral, Recovery Events, foreclosures on or sales of Collateral or any other awards or proceeds pursuant to the Collateral Documents, including earnings, revenues, rents, issues, profits and income from the Collateral received pursuant to the Collateral Documents.

“Collateral Agent” means Computershare Trust Company of Canada, acting in its capacity as collateral agent under the Collateral Trust and Agency Agreement and the Collateral Documents, and its permitted successors and assigns.

“Collateral Documents” means Mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, hypothecs, agency agreements and any other instruments and documents executed and delivered pursuant to this Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the benefit of the Secured Parties, in each case which are subject to the Collateral Trust and Agency Agreement.

“Collateral Trust and Agency Agreement” means the collateral trust and agency agreement, dated as of the date hereof, between the Trustee, acting on behalf of the Holders, the Collateral Agent, and any other Secured Party or representative thereof that has entered into a Collateral Trust Accession and to which Secured Obligations are owed.

“Collateral Trust Accession” means an accession to the Collateral Trust and Agency Agreement whereby a Secured Party (or representative thereof) is joined to the Collateral Trust and Agency Agreement and obtains the benefit of the Collateral Documents.

“Commodity Agreement” means any commodity futures contract, commodity option, commodity swap agreement, commodity collar agreement, commodity cap agreement or other similar agreement or arrangement entered into in the ordinary course of business by the Issuer or any Restricted Subsidiary.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income of PNCC, the Issuer and their respective consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP:

(1)    increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)    Consolidated Interest Expense; plus

(b)    Consolidated Income Taxes; plus

(c)    consolidated depreciation expense; plus

(d)    consolidated amortization expense; plus

(e)    other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (including any impairment charges or the impact of purchase accounting) (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); plus

(f)    any non-cash compensation expense realized for grants of restricted stock, performance shares, stock options or other rights to officers, directors and employees of the Issuer or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Issuer (other than Disqualified Stock); plus

(g)    any fees, charges or other expenses made or Incurred in connection with any actual Investment, asset sale, acquisition, recapitalization or issuance of Capital Stock or Incurrence of Indebtedness or any amendment or modification of Indebtedness (including as a result of IFRS 3 “Business Combinations” or any analogous standards or principles of GAAP) permitted under this Indenture and deducted (and not added back) in calculating Consolidated Net Income; plus

(h)    the amount of any restructuring charges (including lease termination, severance and relocation expenses), integration costs or other business optimization expenses or reserves or other non-recurring, unusual or extraordinary charges or expenses deducted (and not added back) in such period in computing Consolidated Net Income; plus

(i)    all charges and losses in connection with the extinguishment of Indebtedness (including letters of credit and hedging arrangements) to the extent deducted (and not added back) in such period in calculating Consolidated Net Income;

(2)    decreased (without duplication) by:

(a)    non-cash items and non-cash gains increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period); and

(1)    other non-recurring, unusual or extraordinary items to the extent increasing Consolidated Net Income for such period; and

(b)    all gains associated with the extinguishment of debt (including letters of credit and hedging arrangements) to the extent increasing Consolidated Net Income for such period; and

(3)    increased or decreased (without duplication) to eliminate the following items reflected in Consolidated Net Income:

(a)    any non-cash net gain or loss resulting in such period from Hedging Obligations and the application of IAS 39 – “Financial Instruments – Recognition and Measurement” or any analogous standards or principles of GAAP;

(b)    all unrealized gains and losses relating to financial instruments to which fair market value accounting is applied;

(c)    any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk); and

(d)    effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(b) through (i) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary (other than a Subsidiary Guarantor) was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(b) through (i) are in excess of those necessary to offset a net loss of such Restricted

Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated First-Lien Leverage Ratio” means, at any date, the ratio of: (1) the sum of (a) the aggregate principal amount of the Notes and any Additional Notes, plus (b) the aggregate principal amount (or accreted value) outstanding under any Pari Passu Lien Obligations (excluding Hedging Obligations and Banking Services Obligations), plus (c) the aggregate amount of Indebtedness outstanding under the ABL Facility in existence on such date pursuant to Section 4.09(b)(2) and any Refinancing Indebtedness thereof secured by a Lien permitted by clause (18) of the definition of “Permitted Liens”, in each case determined on a consolidated basis in accordance with GAAP as of the last day of the most recent fiscal quarter for which internal financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s Consolidated EBITDA for the most recently completed four fiscal quarters for which internal financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Indebtedness described in clause (1) above and to Consolidated EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Leverage Ratio.

“Consolidated Income Taxes” means, with respect to any Person for any period (and including in the case of the Issuer (without duplication), taxes determined as if it were a taxpayer for purposes of the Income Tax Act (Canada) and any other applicable tax legislation), taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, state, federal, provincial, franchise and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the interest expense of PNCC, the Issuer and their Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including but not limited to the portion of any payments or accruals with respect to Capitalized Lease Obligations that are allocable to interest expense, excluding (y) any write-offs of capitalized fees under the ABL Facility and all amendments thereto and (z) all non-cash charges for the amortization original issue discount with respect to the Notes.

“Consolidated Leverage Ratio” means at any date of determination (the “Calculation Date”) the ratio of: (1) the sum of the aggregate outstanding amount of Indebtedness of PNCC, the Issuer and the Restricted Subsidiaries as of the Calculation Date on a consolidated basis in accordance with GAAP to (2) the Issuer’s Consolidated EBITDA for the four most recently completed fiscal quarters (the “Four Quarter Period”) ending on or immediately prior to the date of determination for which financial statements are publicly available.

If PNCC, the Issuer or any Restricted Subsidiary has Incurred, redeemed, retired or extinguished any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to or substantially concurrently with the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, redemption, retirement or extinguishment of Indebtedness, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by PNCC, the Issuer or any of their Restricted Subsidiaries during the Four Quarter Period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the Four Quarter Period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation had occurred at the beginning of the applicable period consisting of the Four Quarter Period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investments, acquisition, disposition, merger or consolidation which is being given pro forma effect that have been implemented or for which the steps necessary for implementation have been taken and are reasonably expected to be realized within twelve (12) months after the date of such Investment, acquisition, disposition, merger or consolidation) and which are reasonably identifiable and factually supportable or (y) determined in accordance with Regulation S-X. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on Capitalized Lease Obligations shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For the purposes of this definition, any amount in a currency other than Canadian dollars will be converted to Canadian dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination determined in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, for any period, the net income (loss) of PNCC, the Issuer and their respective consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (before preferred stock dividends); provided, however, that there will not be included in such Consolidated Net Income:

(1)    any net income (loss) of any Person if such Person is not a Guarantor or that is accounted for by the equity method of accounting, except that:

(a)    subject to the limitations contained in clauses (3) through (6) below, the Issuer’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Guarantor, to the limitations contained in clause (2) below); and

(b)    the Issuer’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Issuer or a Restricted Subsidiary during such period;

(2)    any after-tax effect of gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of PNCC, the Issuer or such Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) other than in the ordinary course of business as determined in Good Faith by the Issuer;

(3)    any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(4)    the after-tax effect of extraordinary gain or loss;

(5)    the after-tax effect of the cumulative effect of a change in accounting principles;

(6)    any after-tax effect of non-cash impairment charges or asset write-off recorded in connection with the application of IAS 36 – “Impairment of Assets” or any analogous standards or principles of GAAP; and

(7)    any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of PNCC, the Issuer or any Restricted Subsidiary; provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Issuer (other than Disqualified Stock).

Any cash amounts dividended, distributed, loaned or otherwise transferred to any direct or indirect parent company by PNCC, the Issuer or their respective Restricted Subsidiaries pursuant to clause (10) of Section 4.07(b), without duplication of any amounts otherwise deducted in calculating Consolidated Net Income, the funds for which are provided by the Issuer and/or its Restricted Subsidiaries shall be deducted in calculating the Consolidated Net Income of the Issuer and its Restricted Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuer or any of its direct or indirect parent companies, as the case may be, who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board of Directors at the time of such nomination or election either by a specific vote or by approval of a proxy statement issued by the Issuer or any of its direct or indirect parent companies, as the case may be, on behalf of its entire Board of Directors in which such individual is named as a nominee for director.

“Corporate Trust Office” means the designated office of the Trustee at which the corporate trust business of the Trustee shall at any particular time be administered, which office at the date of original execution of this Indenture is located at 100 University Ave., 11th Floor, Toronto, Ontario M5J 2Y1.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means the Trustee, in its capacity as custodian for the Global Notes, and any successor in that capacity.

“DBRS” means DBRS Ltd. and any successor thereto.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Depository” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depository with respect to the Notes, and any and all successors thereto appointed as Depository hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of any consideration which is not cash or Cash Equivalents received by PNCC, the Issuer or their Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate executed by the Issuer at the time of such Asset Disposition. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been transferred, sold or otherwise exchanged for or converted into or for cash or Cash Equivalents.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)    matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)    is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3)    is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuer with the provisions of Sections 4.10 and 4.14 and such repurchase or redemption complies with Section 4.07.

“Equity Offering” means a public or private offering for cash by the Issuer or a direct or indirect parent of the Issuer, as the case may be, of Common Stock, perpetual Preferred Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to the Issuer’s or its direct or indirect parent company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to PNCC, the Issuer or any Subsidiary or (z) any such public or private offering that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means Indebtedness of the Company evidenced by the Notes (other than Additional Notes) and any Notes issued in exchange for the Notes.

“Excluded Assets” means:

(1)    any contract or agreement (other than a contract or agreement that is the whole of an account or chattel paper for money due or to become due) to the extent that the terms of such contract or agreement prohibit or require the consent of a third party as a condition to the creation of any security interest on the Issuer’s or any Guarantor’s interest thereunder and such consent has not been obtained; provided, that, if at any time the grant of a security interest in any such contract or agreement shall no longer be prohibited or consent to the creation of a security interest therein has been obtained, then the Issuer or the applicable Guarantor shall at such time be deemed to have granted a security interest in such contract or agreement; provided, further, that, unless and until the consent to the creation of a security interest is obtained, the Issuer or the applicable Guarantor shall, to the extent it may do so at law or pursuant to the provisions of the applicable contract or agreement, hold all benefit to be derived from such contracts or agreements in trust for the Collateral Agent as additional security for payment of the obligations described therein as being secured thereby; and provided, further, that in the case of any such contract or agreement that is material to the business of the Issuer or a Guarantor, it will use commercially reasonable efforts to obtain the necessary third party consent to the granting of the security interest, and upon obtaining such consent, the contract or agreement will constitute Collateral;

(2)    the last day of any term reserved by any real property lease, written or unwritten, or any agreement to lease real property, in existence on the Issue Date or subsequently acquired by the Issuer or the Guarantors;

(3)    any real property which is not Material Real Property and any leases which are not Material Leases; and

(4)    any Trademark application filed in the United States Patent and Trademark Office on the basis of any Grantor’s “intent to use” such mark and for which a form evidencing use of the mark has not yet been filed with the United States Patent and Trademark Office, to the extent that granting a security interest in such Trademark application prior to such filing would adversely affect the enforceability or validity of such Trademark application or any registration that issues therefrom under applicable federal law.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from:

(1)    contributions to its common equity, and

(2)    the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer, PNCC or a Subsidiary of the Issuer) of Capital Stock (other than Disqualified Stock and Preferred Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any property, the price that would reasonably be expect to be paid in an arm’s length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided, by (x) if such decision involves a determination of Fair Market Value equal or less than $25.0 million, in good faith by any member of the Senior Management of the Issuer and (y) if such decision involves the determination of Fair Market Value in excess of $25.0 million, in good faith by the Board of Directors of the Issuer.

“GAAP” means at any time, accounting principles generally accepted in Canada as recommended in Part 1 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) at the relevant time applied on a consistent basis (including, for clarity and as applicable, International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the CICA); provided that to the extent leases that would not be required to be classified and accounted for as capitalized leases for financial purposes in accordance with GAAP as it exists on the Issue Date, items required to be calculated or determined in accordance with GAAP shall be calculated or determined as if such change had not taken place. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Indenture shall be prepared in conformity with GAAP, applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements of PNCC, except as otherwise specifically prescribed herein.

“Global Note” means the certificate(s) representing the Notes issued on any date registered in the name of CDS (or any replacement depository) for purposes of being held by such depository on behalf of the Beneficial Owners of the Notes.

“Global Notes Legend” means the legend set forth under that caption in Appendix A hereto.

“Good Faith by the Issuer” means the decision in good faith by a responsible financial or accounting officer of the Issuer.

“guarantee” means any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or other financial obligations of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)    to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)    entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantee” means, individually, any guarantee of the Issuer’s Obligations under this Indenture by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Guarantor” means PNCC, 1576626, 7731558 and any other Restricted Subsidiary that provides a Guarantee in accordance with this Indenture; provided that upon the release and discharge of such Restricted Subsidiary from its Guarantee in accordance with this Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Note requesting the Trustee to take an action or proceeding permitted by this Indenture.

“IFRS” means the International Financial Reporting Standards.

“Incur” means to issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)    the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)    the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto, except to the extent such reimbursement obligation relates to a Trade Payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business) other than obligations with respect to letters of credit, bankers’ acceptances or similar instruments securing obligations (other than obligations described in clauses (1) and (2) above and clause (5) below) entered into in the ordinary course of business of such Person to the extent such letters of credit, bankers’ acceptances or similar instruments are not drawn upon or, to the extent drawn upon, such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4)    the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5)    Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6)    the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)    the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8)    the principal component of Indebtedness of other Persons to the extent guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor); and

(9)    to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

In no event shall the term “Indebtedness” include (i) any indebtedness under any overdraft or cash management facilities so long as any such indebtedness is repaid in full no later than five Business Days following the date on which it was incurred or in the case of such Indebtedness in respect of credit or purchase cards, within 60 days of its incurrence, (ii) obligations in respect of performance, appeal or other surety bonds or completion guarantees incurred in the ordinary course of business, (iii) except as provided in clause (5) above, any obligations in respect of a lease properly classified as an operating lease in accordance with GAAP, (iv)any liability for national, regional, federal, state, provincial, local or other taxes not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP, (v) any customer deposits or advance payments received in the ordinary course of business, or (vi) any lease that would not be required to be classified and accounted for as a capitalized lease for financial purposes in accordance with GAAP as it exists on the Issue Date notwithstanding any change in the treatment of leases under GAAP after the Issue Date.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that contingent obligations arising in the ordinary course of business and not with respect to borrowed money of such Person or other Persons shall not be deemed to constitute Indebtedness; provided further, that in the case of Indebtedness issued at a discount, the amount of such Indebtedness at any time will be the accreted value thereof. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.

In addition, “Indebtedness” of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venture, unless such Indebtedness is expressly made non-recourse to such Person.

“Indenture” means this indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means (1) an accounting, appraisal or investment banking firm or (2) a consultant to Persons engaged in a Related Business, in each case of nationally recognized standing in Canada or the United States that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Notes” has the meaning set forth in the recitals hereto.

“Interest Payment Date” means April 30 and October 31 of each year to the Stated Maturity of the Notes.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business that are in conformity with GAAP recorded as accounts receivable on the balance sheet of the Issuer or its Restricted Subsidiaries) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1)    Hedging Obligations entered into in the ordinary course of business and in compliance with this Indenture;

(2)    endorsements of negotiable instruments and documents in the ordinary course of business;

(3)    an acquisition of assets, Capital Stock or other securities by the Issuer or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Issuer;

(4)    a deposit of funds in connection with an acquisition; provided that either such acquisition is consummated by or through a Guarantor or such deposit is returned to the Person who made it;

(5)    an account receivable arising, or prepaid expenses or deposits made, in the ordinary course of business; and

(6)    licensing or transfer of know-how or intellectual property in the ordinary course of business (other than any perpetual licensing or exclusive licenses or sub-licenses or assignments of intellectual property that have a material adverse effect on the value of the Collateral or the ability of the Collateral Agent or the Holders of the Notes to realize the benefits of, and intended to be afforded by, the Collateral).

For purposes of Section 4.07,

(1)    “Investment” will include the portion (proportionate to the Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Issuer’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets (as conclusively determined in good faith by the Board of Directors of the Issuer) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary;

(2)    any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer; and

(3)    if the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value (as conclusively determined in Good Faith by the Issuer) of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, in each case, with a stable or better outlook; provided that a change in outlook shall not by itself cause the Issuer to lose its Investment Grade Rating.

“Issue Date” means August 16, 2012.

“Issuer” means the party named as such in the first paragraph of this Indenture or any successor obligor to its obligations under this Indenture and the Notes pursuant to Article 5.

“Issuer Order” means an order or direction in writing signed by any one officer or director of the Issuer.

“Junior Lien Collateral Indebtedness” means any Indebtedness of the Issuer or any Guarantor which is or will be secured by a Lien on the Collateral on a basis that is junior with respect to all such Collateral to the Notes and the Guarantees and is subject to the Collateral Trust and Agency Agreement. For the avoidance of doubt, Junior Lien Collateral Indebtedness shall not include ABL Obligations but shall include the Second Lien Note Obligations.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease (or any filing or agreement to give any financing statement in connection therewith) be deemed to constitute a Lien.

“Mandatory Redemption” means a Mandatory Excess Cash Flow Redemption, a Mandatory Asset Disposition Redemption and a Mandatory Recovery Event Redemption.

“Material Lease” means any lease of real property to which the Issuer or any Guarantor is a party where the premises being leased are used or to be used for material printing operations or for the provision of material centralized services to such Person’s business units and where such printing operations or centralized services cannot be readily relocated or transferred to another location owned or leased by such Person and any Capitalized Lease Obligations in respect of real property, the Fair Market Value of the freehold interest in which is at least $1,000,000 at the time of entering into of such Capitalized Lease Obligation.

“Material Real Property” means, on any date, any real property owned by the Issuer or any Guarantor with a Fair Market Value as of such date of at least $1,000,000.

“Multi-Employer Plan” means a multi-employer pension plan as defined under the Pension Benefits Act (Ontario) or any similar multi-employer plan which is subject to pension standards legislation of another jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgages” means the mortgages, debentures, hypothecs, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, debentures, hypothecs, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Available Cash” (A) from a Recovery Event means any Net Award or Net Insurance Proceeds received therefrom and (B) from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)    all brokerage, legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)    all payments made on any Indebtedness that is secured by the assets subject to such Asset Disposition with a higher priority than the Notes and the Guarantees, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)    all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)    the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post- employment benefit liabilities and liabilities related to environmental matters; and

(5)    any portion of the purchase price from an Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Disposition);

provided, however, that in the cases of clauses (4) and (5), upon reversal of any such reserve or the termination of any such escrow, Net Available Cash shall be increased by the amount of such reversal or any portion of funds released from escrow to the Issuer or any Restricted Subsidiary.

“Net Award” means any awards or proceeds in respect of any condemnation or other eminent domain proceeding relating to any Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); provided that the cash proceeds of an Equity Offering by PNCC shall not be deemed Net Cash Proceeds except to the extent such cash proceeds are contributed to the Issuer.

“Net Insurance Proceeds” means any awards or proceeds in respect of any casualty insurance or title insurance claim relating to any Collateral deposited in the Collateral Account pursuant to the Collateral Documents.

“Non-Recourse Debt” means Indebtedness of a Person:

(1)    as to which none of PNCC, the Issuer nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2)    no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of PNCC, the Issuer or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)    the explicit terms of which provide there is no recourse against any of the assets of the Issuer, PNCC or their Restricted Subsidiaries.

“Notes” means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture and shall include (unless otherwise specified) any Additional Notes that may be issued under a supplemental indenture and Notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Notes Documents” shall mean this Indenture, the Collateral Documents, the Collateral Trust and Agency Agreement and those ancillary agreements as to which the Collateral Agent, the Trustee or any other Holder is a party or a beneficiary, and all other agreements, instruments, documents and certificates, now or hereafter executed by or on behalf of the Issuer or any Guarantor in connection with any of the foregoing, in each case as the same may be amended, supplemented, restated, refinanced, replaced or otherwise modified in whole or in part from time to time in accordance with the terms thereof.

“Notes Collateral” means (i) at any time that there is no ABL Facility in place, all Collateral and (ii) at any time that there is an ABL Facility in place subject to the Collateral Trust and Agency Agreement, all Collateral other than ABL Collateral..

“Note Obligations” means the Obligations under the Notes and Guarantees.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable provincial, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum, dated August 9, 2012, relating to the sale of the 2012 Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer or, in the event that a Person is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of such Person. Officer of any Guarantor has a correlative meaning.

“Officers’ Certificate”, when used with respect to the Issuer or a Guarantor, means a certificate signed by two Officers of the Issuer or a Guarantor, as applicable, or by an Officer of the Issuer or the Guarantor, as applicable, and either an Assistant Treasurer or an Assistant Secretary of the Issuer or a Guarantor, as applicable.

“Opinion of Counsel” means a written opinion in form and substance reasonably acceptable to the Trustee from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or a Guarantor.

“Pari Passu Indebtedness” means Indebtedness and other obligations that ranks equally in right of payment to the Notes and the Guarantees (without giving effect to collateral arrangements).

“Pari Passu Lien Obligations” means any Additional Notes and any other Indebtedness that has a Stated Maturity date that is longer than the Notes and that is permitted under this Indenture to have Pari Passu Lien Priority relative to the Notes with respect to the Collateral and is not secured by any other assets; provided that an authorized representative of the holders of such Indebtedness (other than any Additional Notes) shall have executed a joinder to the Collateral Trust and Agency Agreement in the form provided therein.

“Pari Passu Lien Priority” means relative to specified Indebtedness and other obligations having equal Lien priority to the Notes and the Guarantees, as the case may be, on the Collateral.

“Payment Date” means each Interest Payment Date.

“Pension Plan” means any pension or other employee benefit plan (other than a Multi-Employer Plan but including any pension plan subject to the Pension Benefits Act (Ontario) or any other pension standards legislation, as amended from time to time (or any successor statute)) in respect of which (i) is maintained by the Issuer or any Restricted Subsidiary, (ii) the Issuer or any Restricted Subsidiary makes, has made or is required to make contributions in respect of its employees, or (iii) any other plan with respect to which the Issuer or any Restricted Subsidiary has incurred or may incur liability, in respect of pension or other employee benefits, including contingent liability either to such plan or to any Person, administration or governmental authority.

“Permitted Bond Hedge Transaction” means any purchase by PNCC or any of its Subsidiaries of a call or capped call option (or substantively equivalent derivative transaction) on the common stock of PNCC in connection with an issuance of any Permitted Convertible Indebtedness; provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by PNCC from the sale of any related Permitted Warrant Transaction, does not exceed the net proceeds received by PNCC from the sale of such Permitted Convertible Indebtedness.

“Permitted Convertible Indebtedness” means unsecured Indebtedness of PNCC that is (i)(x) convertible into common stock of PNCC (and cash in lieu of fractional shares) and/or cash in an amount determined by reference to the price of such common stock or (y) sold as units with warrants or purchase contracts exercisable for such common stock and/or cash in an amount determined by reference to the price of such common stock, (ii) matures after, and does not require any scheduled amortization or other scheduled payments of principal prior to, the Stated Maturity of the Notes (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemption provisions satisfying the requirement of clause (iii) hereof and may provide for cash payments upon conversion prior to the Stated Maturity of such Indebtedness, subject to Section 4.07), and (iii) has terms and conditions (other than interest rate and redemption premiums), taken as a whole, that are not materially less favorable to PNCC than the terms and conditions customary at the time for convertible debt securities issued in a broadly distributed offering; provided that both immediately prior and after giving effect to the incurrence thereof, no Default or Event of Default shall exist or result therefrom.

“Permitted Investment” means an Investment by the Issuer or any Restricted Subsidiary in:

(1)    the Issuer or a Guarantor or any Investment by a non-Guarantor Subsidiary in a non-Guarantor Subsidiary;

(2)    any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Related Business if as a result of such Investment:

(a)    such Person becomes a Restricted Subsidiary of the Issuer; or

(b)    such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(3)    cash and Cash Equivalents or Investments that constituted Cash Equivalents at the time made;

(4)    receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)    commission, relocation, entertainment, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)    loans or advances to, or guarantees of third party loans to, employees, officers or directors of the Issuer or any Restricted Subsidiary in the ordinary course of business in an aggregate amount outstanding at any time not in excess of $5.0 million with respect to all loans or advances or guarantees made since the Issue Date (without giving effect to the forgiveness of any such loan);

(7)    any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a)    in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a judgment, bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(b)    as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(c)    in the form of notes payable, or stock or other securities issued by account debtors to the Issuer or any Restricted Subsidiary pursuant to negotiated agreements with respect to the settlement of such account debtor’s accounts, and other Investments arising in connection with the compromise, settlement or collection of accounts receivable, in each case in the ordinary course of business;

(8)    Investments made as a result of the receipt of non-cash consideration (including Designated Non-cash Consideration) from an Asset Disposition that was made pursuant to and in compliance with Section 4.10 or any other disposition of assets not constituting an Asset Disposition;

(9)    Investments in existence on the Issue Date, and any extension, modification or renewal of any such Investments, or Investments purchased or received in exchange for such Investments, existing on the Issue Date, but, in each case, only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(10)    any Person to the extent such Investments consist of Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(11)    guarantees of Indebtedness issued in accordance with Section 4.09; provided that if such Indebtedness can only be incurred by the Issuer or Subsidiary Guarantors, then such guarantees are only permitted by this clause to the extent made by the Issuer or a Subsidiary Guarantor;

(12)    Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan, including, without limitation, split- dollar insurance policies, in an amount not to exceed the amount of compensation expense recognized by the Issuer and its Restricted Subsidiaries in connection with such plans;

(13)    Investments received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(14)    any Person to the extent such Investments consist of prepaid expenses, negotiable instructions held for collection and lease, utility, unemployment insurance, workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Issuer or any Restricted Subsidiary;

(15)    prepayments and other credits to suppliers made in the ordinary course of business;

(16)    endorsements of negotiable instruments and documents in the ordinary course of business;

(17)    loans or advances or similar transactions with customers, distributors, clients, developers, suppliers or purchasers of goods or services in the ordinary course of business;

(18)    the creation of Liens on the assets of the Issuer and its Restricted Subsidiaries in compliance with Section 4.12; and

(19)    Investments by the Issuer or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (19), in an aggregate amount at the time of such Investment not to exceed $25.0 million outstanding at any one time (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any distributions, dividends, payments or other returns in respect of such Investments.

“Permitted Liens” means, with respect to any Person:

(1)    Liens on the Collateral securing Indebtedness Incurred pursuant to clause (1) of Section 4.09(b) (including Refinancing Indebtedness of such Indebtedness Incurred pursuant to clause (5) of Section 4.09(b));

(2)    pledges or deposits by such Person under workers’ compensation laws, unemployment, general insurance and other insurance laws and pension and other social security or retirement benefit laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Canadian or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)    Liens imposed by law and carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, in each case Incurred in the ordinary course of business;

(4)    Liens for taxes, assessments or other governmental charges or levies not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)    Liens in favor of issuers of surety, appeal or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such instruments do not secure the payments of Indebtedness;

(6)    statutory, common law or contractual Liens of landlords (including landlords’ right of distress or hypothec in the tangible personal property of PNCC, the Issuer or a Restricted Subsidiary, as tenant, located on leased premises) and easements, rights-of-way, licenses, permits, reservations, restrictions, restrictive covenants and other similar encumbrances affecting real property (including encumbrances consisting of zoning or building restrictions, municipal by-laws and regulations and encumbrances in respect of sewers, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables), which do not materially reduce the value of the affected assets or materially interfere with the use of such asset in the operation of the business of such Person;

(7)    Liens securing Secured Swap Obligations, provided that if they relate to Currency Agreements in respect of the Second Lien Notes, they are secured by a Lien on the Collateral that is junior to the Lien on the Collateral securing the Notes, and in every case are subject to the Collateral Trust and Agency Agreement;

(8)    leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of PNCC, the Issuer or any of its Restricted Subsidiaries;

(9)    judgment Liens not giving rise to an Event of Default, and Liens securing appeal or surety bonds related to such judgment, so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired and for which adequate reserves have been made;

(10)    Liens for the purpose of securing (A) any Attributable Indebtedness in respect of a Sale/Leaseback Transaction Incurred pursuant to clause (15) of Section 4.09(b) or (B) the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, Purchase Money Indebtedness or other payments Incurred to finance assets or property (other than Capital Stock or other Investments) acquired, constructed, improved or leased in the ordinary course of business Incurred pursuant to clause (15) of Section 4.09(b); provided that, in the case of this subclause (10)(B):

(a)    the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved, plus reasonable fees and expenses of such Person incurred in connection therewith; and

(b)    such Liens are created within 270 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Issuer or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto and the proceeds thereof;

(11)    Liens that constitute banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a bank, depository or other financial institution in the ordinary course of business and not given in connection with the issuance of Indebtedness, whether arising by operation of law or pursuant to contract;

(12)    Liens existing on the Issue Date, including Liens securing the Second Lien Note Obligations under the Collateral Documents that are subject to the Collateral Trust and Agency Agreement, in each case other than Liens permitted under clause (1) above or (33) below;

(13)    Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(14)    Liens on property at the time PNCC, the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into PNCC, the Issuer or any Restricted Subsidiary; provided, however, that such

Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by PNCC, the Issuer or any Restricted Subsidiary;

(15)    Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to PNCC, the Issuer or another Restricted Subsidiary;

(16)    Liens on Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiary (except to the extent such Capital Stock is pledged as Collateral) and Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary; provided that such Liens were not incurred in connection with or in contemplation of such designation; provided further, however, that any such Lien may not extend to any other property owned by PNCC, the Issuer or any Restricted Subsidiary;

(17)    deposits as security for taxes or import customs duties which are being contest in Good Faith by the Issuer by appropriate proceedings;

(18)    Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (12), (13), (14), (18) and (33) of this definition; provided that (y) any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder and (z) the new Lien has no greater priority relative to the Notes and the Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the Notes and the Guarantees and the Holders thereof than the original Liens and the related Indebtedness;

(19)    any interest or title of a lessor under any operating lease;

(20)    Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(21)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22)    Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by PNCC, the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(23)    Liens on funds of PNCC, the Issuer or any Subsidiary held in deposit accounts with third party providers of payment services securing credit card charge-back reimbursement and similar cash management obligations of PNCC, the Issuer or the Subsidiaries maintained in the ordinary course of business;

(24)    Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder;

(25)    Liens on insurance policies and proceeds of insurance policies (including rebates of premiums) securing Indebtedness incurred pursuant to clause (11) under Section 4.09(b) to finance the payment of premiums on the insurance policies subject to such Liens;

(26)    in respect of real estate leased by the Issuer or a Restricted Subsidiary as tenant, any Lien encumbering the interest or title of a licensor, lessor or sublessor under leases or subleases of real estate permitted hereunder which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(27)    customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture or other agreement pursuant to which Indebtedness permitted under Section 4.09 is Incurred;

(28)    Liens on any cash earnest money deposit made by the Issuer or any Restricted Subsidiary in connection with any letter of intent or acquisition agreement that is not prohibited by this Indenture;

(29)    Liens in favor of credit card processors granted in the ordinary course of business;

(30)    Liens arising in connection with Cash Equivalents describe in clause (5) of the definition of Cash Equivalents;

(31)    Liens securing Junior Lien Collateral Indebtedness that is permitted by Section 4.09(b)(18) on assets of PNCC, the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are subject to the Collateral Trust and Agency Agreement;

(32)    Liens securing cash management obligations incurred in the ordinary course of business, including without limitation liens securing Banking Service Obligations that are subject to the Collateral Trust and Agency Agreement;

(33)    Liens on Collateral securing an ABL Facility; provided that any such Indebtedness may be secured by Liens on ABL Collateral on a first-priority basis and Liens on Notes Collateral on a third-priority basis pursuant to the Collateral Trust and Agency Agreement;

(34)    Liens on the Collateral in favor of any collateral agent for the benefit of the Holders relating to such collateral agent’s administrative expenses with respect to the Collateral;

(35)    undetermined or inchoate Liens, charges, privileges, statutory liens, adverse claims or encumbrances of any nature whatsoever arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been duly given in accordance with the applicable Laws or which, although filed or registered, relate to obligations not due or delinquent;

(36)    the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(37)    Liens granted to a public utility or any municipality or any governmental authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of such Person which do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(38)    the right reserved to or vested in any governmental authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit of such Person to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(39)    servicing agreements, development agreements, subdivision agreements, site plan control agreements, facilities sharing agreements, cost sharing agreements and other agreements with governmental authorities pertaining to the use or development of any of the assets of such Person, provided same are complied with and do not materially reduce the value of the affected asset or materially interfere with the use of such asset in the operation of the business of such Person;

(40)    lis pendens that may be registered against any real property or interest therein of such Person in respect of any action or proceeding against such Person, or in which such Person is a defendant, but with respect to which action or proceeding no judgment, award or attachment against such Person has been granted or made, and in respect of which such Person has posted security reasonably satisfactory to the Collateral Agent; provided that such lis pendens are removed within 60 days by paying money into a court or otherwise and all payments paid into court or otherwise as aforesaid;

(41)    the rights of any tenant, occupant or licensee under any lease, occupancy agreement or license which do not materially impair the use of the property subject thereto for the purpose of which it is used by the Issuer or a Restricted Subsidiary; and

(42)    Liens on assets of PNCC, the Issuer or any of its Restricted Subsidiaries securing Indebtedness and other Obligations that were incurred pursuant to Section 4.09(b)(19); provided that any such Liens are subject to the Collateral Trust and Agency Agreement.

Any reference in this Indenture or any of the Collateral Documents to a Permitted Lien is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Collateral Documents to any permitted Lien, except as specifically set forth in the Collateral Trust and Agency Agreement or any other intercreditor or similar agreements.

“Permitted Second Lien Notes Restructuring” means the conversion of all or any portion of the Second Lien Notes into common shares of, or other equity interests in PNCC or the Issuer pursuant to Section 192 of the CBCA (or substantially similar successor provision in the CBCA) or a negotiated transaction outside of court (including without limitation under the amendment provision of the Second Lien Note Indenture), and which may include the non-payment of interest or other amounts owing under the Second Lien Notes as part of such process, provided that such restructuring does not suspend or otherwise interfere with the making or receipt of any payments due from the Issuer to the Holders under the Notes or otherwise impair, limit, suspend or stay any of the rights and remedies of the Holders under any of the Note Documents in any way whatsoever, including in respect of the Collateral, other than as expressly permitted herein in Section 4.07(b)(20), Section 4.17, Section 6.01(a)(8) or Section 6.01(a)(9).

“Permitted Warrant Transaction” means any sale by PNCC of a call option or warrant (or substantively equivalent derivative transaction) on common stock of PNCC sold by PNCC substantially concurrently with any purchase of a Permitted Bond Hedge Transaction.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“Personal Property Security Act” means the Personal Property Security Act (Ontario), as amended from time to time, or in the case of any tangible asset located in a Canadian province other than Ontario, the corresponding statute in that province.

“Plan Circular” means the Management Information Circular dated August 5, 2016 with respect to the Issuer’s plan of arrangement.

“PNCC” means Postmedia Network Canada Corp.

“Premises” means the owned and leased real properties that are Material Real Property and Material Leases (including all after-acquired Material Real Property and Material Leases entered into after the Issue Date).

“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Purchase Money Indebtedness” means Indebtedness (including Capitalized Lease Obligations) incurred (within 365 days of such purchase or lease) to finance or refinance the purchase, lease, construction, installation, or improvement of any assets used or useful in a Related Business (whether through the direct purchase of assets or through the purchase of Capital Stock of any Person owning such assets).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Related Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Issuer in good faith.

“Rating Agencies” means S&P or DBRS or both, or if neither S&P nor DBRS shall make a rating on the Notes publicly available, a nationally recognized statistical Rating Agency or agencies, as the case may be, selected by the Issuer (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or DBRS, as the case may be.

“Recapitalization Transaction” means the recapitalization transaction completed on the date hereof and involving PNCC, the Issuer and their Subsidiaries, as described more fully in the Plan Circular.

“Record Date” for any payment (including without limitation any redemption payment made in accordance with Section 3.06, a Mandatory Asset Sale Redemption, a Mandatory Excess Cash Flow Redemption, a Mandatory Recovery Event Redemption or a Change of Control Offer), means the date that is 15 days prior to the date set for such payment (whether or not a Business Day), and for clarity in the case of any Interest Payment Date, means April 15 and October 15 (whether or not a Business Day) immediately preceding such Interest Payment Date.

“Recovery Event” means any event, occurrence, claim or proceeding that results in any Net Award or Net Insurance Proceeds being deposited into the Collateral Account pursuant to the Collateral Documents.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, replace, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for or to consolidate, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is Incurred to Refinance any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including Indebtedness of the Issuer that Refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that Refinances Indebtedness of another Restricted Subsidiary (except that a Guarantor shall not Refinance Indebtedness of a Restricted Subsidiary that is not a Guarantor)), including Indebtedness that Refinances Refinancing Indebtedness, provided, however, that:

(1)    (a) if the Stated Maturity of the Indebtedness being Refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced or (b) if the Stated Maturity of the Indebtedness being Refinanced is later than the Stated Maturity of the Notes, the entire principal amount of the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)    the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced at such time;

(3)    such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums required by the instruments governing such existing Indebtedness or premiums necessary to effectuate such Refinancing, costs associated with amendments or terminations related to Hedging Obligations related to such Indebtedness and costs, fees and expenses Incurred in connection therewith);

(4)    if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or any Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes, or such Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being Refinanced; and

(5)    Refinancing Indebtedness shall not include Indebtedness of a non-Guarantor Subsidiary that refinances Indebtedness of the Issuer or a Guarantor.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Issuer and its Restricted Subsidiaries on the Issue Date and any reasonable extension or evolution of any of the foregoing.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of PNCC other than an Unrestricted Subsidiary and the Issuer.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Sale/Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or such Restricted Subsidiary transfers such property to a Person (other than the Issuer or any of its Subsidiaries) and the Issuer or such Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Note Obligations” means the Obligations under the Second Lien Notes and guarantees related thereto.

“Second Lien Notes” means the 10.25% senior secured notes due 2023 issued by the Issuer pursuant to the terms and conditions of the Second Lien Note Indenture in an aggregate principal amount of USD $[●] (or any Indebtedness incurred to replace or refinance the Second Lien Notes as permitted by this Indenture).

“Second Lien Note Indenture” means the senior secured note indenture dated as of the date hereof among the Issuer, the Guarantors, [●], as trustee, and the Collateral Agent.

“Secured Obligations” shall mean all (i) Note Obligations, (ii) Banking Services Obligations, (iii) Secured Swap Obligations, (iv) Second Lien Note Obligations, (v) any future obligations that are permitted to be secured by the Collateral and subject to the Collateral Trust and Agency Agreement (including any ABL Obligations, Pari-Passu Lien Obligations and

obligations under Junior Lien Collateral Indebtedness), and (vi) any other “Secured Obligations” (as defined in the Collateral Trust and Agency Agreement) subject to the proviso at the end of the “Secured Party” definition.

“Secured Party” means the collective reference to (i) the Holders, the Trustee, and the Collateral Agent, (ii) each Banking Services Provider and each Secured Swap Counterparty, (iii) each holder of ABL Obligations permitted under the Indenture and (iv) each holder of Junior Lien Collateral Indebtedness and/or Pari-Passu Lien Obligations permitted under the Indenture, and (v) each other Secured Debt Representative (as defined in the Collateral Trust and Agency Agreement) provided that in the case of clauses (ii), (iii), (iv), and (v), the appropriate holder or agent thereof has delivered a Collateral Trust Accession.

“Secured Swap Counterparty” shall have the meaning specified in the definition of “Secured Swap Obligation”.

“Secured Swap Obligation” means the Hedging Obligations of the Issuer or a Guarantor in connection with any Interest Rate Agreement, Currency Agreement or Commodity Agreement entered into between such party and (a) a Holder, (b) a holder of Second Lien Notes, (c) an ABL Lender (as defined in the Collateral Trust and Agency Agreement), (d) any Affiliate of the foregoing or (e) any other party designated by the Issuer under the Collateral Trust and Agency Agreement at the time such agreement is entered into (each of them, in this capacity, a “Secured Swap Counterparty”); provided that within 30 days (or such later date consented to by the Collateral Agent) of the later of the date hereof and the time that any transaction relating to such Hedging Obligation is executed, the Secured Swap Counterparty party thereto or the Issuer shall have delivered written notice to the Collateral Agent that such a transaction has been entered into in compliance with this Indenture together with a signed Collateral Trust Accession, and thereafter such transaction shall constitute “Secured Obligations” under this Indenture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Management” means the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Issuer.

“Senior Unsecured Pari Passu Indebtedness” means:

(1)    with respect to the Issuer, any Indebtedness that ranks pari passu in right of payment to the Notes but is unsecured; and

(2)    with respect to any Guarantor, any Indebtedness that ranks pari passu in right of payment to such Guarantor’s Guarantee but is unsecured.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Issuer (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement. No Indebtedness of the Issuer shall be deemed to be subordinated or junior in right of payment to any other Indebtedness of the Issuer solely by virtue of Liens, guarantees, maturity or payments or structural subordination.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), or (2) any partnership, joint venture, limited liability company or similar entity of which

(1)    more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(2)    such Person or any Restricted Subsidiary of such Person is a controlling general partner or managing member of such entity.

Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Issuer.

“Subsidiary Guarantor” means each Subsidiary of the Issuer that guarantees the Obligations in accordance with this Indenture, until such time as such Subsidiary Guarantor’s Guarantee may be released in accordance with this Indenture.

“Suspended Covenants” means the covenants contained in Sections 4.07, 4.08, 4.09, 4.10(b), 4.11, 4.15 and 5.01(a)(4) of this Indenture.

“Suspension Period” means the period of time between the date of suspension of the Suspended Covenants and the Reinstatement Date.

“Trade Payables” means, with respect to any Person, any accounts payable to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

“Trust Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Trustee” means Computershare Trust Company of Canada, in its capacity as Trustee under this Indenture unless and until a successor replaces it and, thereafter, means such successor.

“Unrestricted Subsidiary” means:

(1)    any Subsidiary of PNCC (other than the Issuer) that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of PNCC and including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation or consolidation or Investment therein to be an Unrestricted Subsidiary only if:

(1)    such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)    all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter while they are Unrestricted Subsidiaries, consist of Non-Recourse Debt;

(3)    such designation and the Investment of PNCC in such Subsidiary complies with Section 4.07;

(4)    such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of PNCC and its Subsidiaries;

(5)    such Subsidiary is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries have any direct or indirect obligation:

(a)    to subscribe for additional Capital Stock of such Person; or

(b)    to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(6)    except as permitted by Section 4.11, on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Issuer, PNCC or any Restricted

Subsidiary with terms substantially less favorable to the Issuer than those that might have been obtained from Persons who are not Affiliates of the Issuer; and

(7)    after giving effect to, and during the duration of, such designation the Issuer and the Guarantors would represent not less than 90% of each of the consolidated revenue, Consolidated EBITDA and consolidated assets of PNCC; for greater certainty, for the purposes of this clause consolidated revenue and consolidated assets are determined in accordance with GAAP as reflected in the most recent financial statements of PNCC delivered to the Trustee in accordance with this Indenture.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Issuer could incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) on a pro forma basis taking into account such designation.

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the Capital Stock of which (other than directors’ qualifying shares or local ownership shares) is owned by such Person or by one or more other Wholly Owned Subsidiaries of such Person.

Section 1.02    Other Definitions.

Term	Defined in Section
“Additional Amounts”	Section 4.19(b)
“Affiliate Transaction”	Section 4.11(a)
“Agent Members”	Appendix A, Section 1.2(c)
“Applicable Procedures”	Appendix A
“Authentication Order”	Section 2.02(c)
“Calculation Date”	Section 1.01 (definition of “Consolidated Leverage Ratio”)

Term	Defined in Section
“CDS”	Section 2.03(b)
“Change of Control Offer”	Section 4.14(a)
“Change of Control Payment”	Section 4.14(a)
“Change of Control Payment Date”	Section 4.14(a)
“Covenant Defeasance”	Section 8.03
“cross-acceleration provision”	Section 6.01(a)(5)(b)
“Definitive Notes”	Appendix A, Section 1.2(d)
“Definitive Notes Legend”	Appendix A, Section 1.4(e)
“Event of Default”	Section 6.01(a)
“Excess Collateral Proceeds”	Section 4.10(b)
“Excess Collateral Proceeds Determination Date”	Section 4.10(b)
“Expiration Date”	Section 1.04(j)
“Four Quarter Period”	Section 1.01 (definition of “Consolidated Leverage Ratio”)
“Global Note”	Appendix A, Section 1.2(b)
“Global Notes Legend”	Appendix A, Section 1.2(b)
“judgment default provision”	Section 6.01(a)(6)
“Legal Defeasance”	Section 8.02(a)
“Maturity Date”	Section 4.01(b)(ii)
“Mandatory Recovery Event Redemption”	Section 4.10(b)
“Note Register”	Section 2.03(a)
“Ontario Securities Act”	Section 4.03(a)
“Participants”	Section 2.09(d)
“Paying Agent”	Section 2.03(a)
“payment default”	Section 6.01(a)(5)(a)
“Permitted Indebtedness”	Section 4.09(b)
“QIB”	Appendix A
“Registrar”	Section 2.03(a)
“Regulation S”	Appendix A
“Regulation S Global Note”	Appendix A, Section 1.2(b)
“Regulation S Legend”	Appendix A, Section 1.4(e)
“Regulation S Notes”	Appendix A, Section 1.2(a)
“Reinstatement Date”	Section 4.18
“Relevant Taxing Jurisdiction”	Section 4.19(a)
“Resale Restriction Termination Date”	Appendix A
“Restricted Notes Legend”	Appendix A Section 1.2(b)
“Restricted Payment”	Section 4.07(a)(4)

Term	Defined in Section
“Rule 144”	Appendix A
“Rule 144A”	Appendix A
“Rule 144A Global Note”	Appendix A, Section 1.2(b)
“Rule 144A Legend”	Appendix A, Section 1.4(e)
“Rule 144A Notes”	Appendix A, Section 1.2(a)
“Rule 904”	Appendix A
“Successor Company”	Section 5.01(a)(1)
“Successor Guarantor”	Section 5.01(c)(1)
“Taxes”	Section 4.19(a)
“Title Company”	Section 10.05(a)
“Transfer Restricted Notes”	Appendix A
“Unrestricted Global Note”	Appendix A

Section 1.03    Rules of Construction. Unless the context otherwise requires:

(1)    a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein;

(2)    an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)    “or” is not exclusive;

(4)    words in the singular include the plural, and words in the plural include the singular;

(5)    provisions apply to successive events and transactions;

(6)    unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(7)    the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(8)    “including” means including without limitation;

(9)    references to sections of, or rules under, the Securities Act, the Exchange Act or the Trust Indenture Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(10)    unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture;

(11)    in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Issuer may classify such transaction as it, in its sole discretion, determines;

(12)    “$” or “dollars” means Canadian dollars; and

(13)    “US$” means U.S. dollars.

Section 1.04 Acts of Holders. (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuer and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Issuer and the Guarantors, if made in the manner provided in this Section 1.04.

(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof or (2) in any other manner deemed reasonably sufficient by the Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c)    The ownership of Notes shall be proved by the Note Register.

(d)    Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Issuer or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e)    The Issuer may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any action authorized or permitted to be taken by Holders; provided that the Issuer may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. Unless otherwise specified, if not set by the Issuer prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation or vote. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Issuer, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 14.02.

(f)    The Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05, (4) any request to institute proceedings referred to in Section 6.06(2) or (5) any other purpose hereunder or under the Collateral Trust and Agency Agreement where action by Holders may be required. If any record date is set pursuant to this paragraph, the Holders on such record date, and only such Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Issuer’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Issuer in writing and to each Holder in the manner set forth in Section 14.02.

(g)    Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(h)    Without limiting the generality of the foregoing, a Holder, including a Depository that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depository that is the Holder of a Global Note, may provide its proxy or proxies to the Beneficial Owners of interests in any such Global Note through such Depository’s standing instructions and customary practices.

(i)    The Issuer may fix a record date for the purpose of determining the Persons who are Beneficial Owners of interests in any Global Note held by a Depository entitled under the procedures of such Depository, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the Holders on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date.

(j)    With respect to any record date set pursuant to this Section 1.04, the party hereto that sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 14.02, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.04, the party hereto which set such record date shall be deemed to have initially designated the 120th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this clause (j).

ARTICLE 2

THE NOTES

Section 2.01    Form and Dating; Terms. (a) Provisions relating to the Initial Notes, Additional Notes and any other Notes issued are set forth in Appendix A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rules or agreements with securities commissions or exchanges to which the Issuer or any Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Issuer). Each Note shall be dated the date of its authentication. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b)    Subject to the terms and conditions of this Indenture, the aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited. As of the date of the amendment and restatement of this Indenture, $225 million in aggregate principal amount of Notes under this Indenture are outstanding.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer, PNCC, the Trustee and the Collateral Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Issuer pursuant to a Change of Control Offer as provided in Section 4.14, and certain Mandatory Redemption requirements as set out in Section 3.08 and Section 4.10. The Notes shall not be redeemable, other than as provided in Article 3.

In addition, the Issuer may issue, from time to time in accordance with the provisions of this Indenture, Additional Notes (as provided herein) and Exchange Notes. Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Issuer without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and Exchange Notes and shall have the same terms as to status, redemption or otherwise (other than issue date, issue price and, if applicable, the first Interest Payment Date and the initial interest accrual date) as the Initial Notes and Exchange Notes; provided that the Issuer’s ability to issue Additional Notes shall be subject to the Issuer’s compliance with Sections 4.09 and 4.12. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.

Section 2.02    Execution and Authentication.

(a)    At least one Officer shall execute the Notes on behalf of the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b)    A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c)    On the Issue Date, the Trustee shall, upon receipt of a written order and delivery instruction of the Issuer signed by an Officer (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time and from time to time, the Trustee shall upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder.

(d)    The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as a Paying Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 Registrar and Paying Agent. (a) The Issuer initially appoints the Trustee as paying agent (“Paying Agent”) and registrar (“Registrar”). The Registrar shall keep a register of the Notes (“Note Register”) and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without prior notice to any Holder. The Issuer shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its Restricted Subsidiaries may act as Paying Agent or

Registrar. The Trustee shall not be responsible for any errors with the Note Register where the Issuer has appointed Co-Registrars not affiliated with the Trustee.

(b)    The Issuer initially appoints CDS Clearing and Depository Services Inc. (“CDS”) to act as Depository with respect to the Global Notes. The Issuer initially appoints the Trustee to act as Paying Agent and Registrar for the Notes and to act as a custodian with respect to the Global Notes.

Section 2.04    Paying Agent to Hold Money in Trust. The Issuer shall, no later than 11:00 a.m. (Eastern time) on the Business Day prior to each due date for the payment of principal of, premium, if any, and interest on any of the Notes, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the Holders entitled to the same, and (unless such Paying Agent is the Trustee) the Issuer shall promptly notify the Trustee of its action or failure so to act. The Issuer shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of, premium, if any, and interest on the Notes, and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, a Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Restricted Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. In addition to the appointment in Section 2.03, upon, any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05    Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee at least two Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a certified list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders. The Trustee shall not be responsible for any errors or omissions with the register or payments made while it is not the Registrar.

Section 2.06    Book Entry Only Notes.

(a)    Subject to Section 2.09(b) and the provisions of the Notes, Notes shall be issued as book-entry only Notes represented by a Global Note. Each Global Note authenticated in accordance with this Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book-entry accounts of Participants on behalf of the Beneficial Owners of such Note in accordance with the rules and procedures of the Depository. None of the Issuer, the Trustee or any of their respective agents shall have any responsibility or liability for (i) for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Notes, (ii) for maintaining, reviewing or supervising any records relating to such beneficial interests therein or (iii) any advice or representation made by or with respect to the Depository and contained herein or in the Indenture governing the Notes with respect to the rules and regulations of the Depository or at the direction of the Participants. Except as otherwise provided in this Indenture, Beneficial Owners shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Definitive Notes and shall not be considered owners or Holders thereof under this Indenture. Nothing herein shall prevent Beneficial Owners from voting such Notes using duly executed proxies.

(b)    Every Note authenticated and delivered upon registration of transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof.

Section 2.07    Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following in addition to the provisions of Section 2.09(b), unless and until Definitive Notes have been issued to Beneficial Owners pursuant to Section 2.09(b):

(a)    the Trustee may deal with such Depository for all purposes as the sole Holder of the Notes and the authorized representative of the Beneficial Owners of such Notes;

(b)    the rights of the Beneficial Owners of such Notes shall be exercised only through such Depository and the rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)    whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Owners or Participants;

(d)    such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium and interest on the Notes to such direct Participants;

(e)    the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Notes for all purposes whatsoever;

(f)    whenever a notice or other communication is required to be provided to Holders, the Trustee shall provide all such notices and communications to the Depository for delivery of such notices and communications to the Beneficial Owners in accordance with Applicable Securities Laws; and

(g)    notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made through the Paying Agent to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Owners thereof.

Section 2.08    Interim Notes Pending the delivery of Definitive Notes to the Trustee, the Issuer may issue and the Trustee authenticate in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to Definitive Notes when the same are ready for delivery; or the Issuer may execute and deliver to the Trustee and the Trustee authenticate a temporary Note for the whole principal amount of Notes then authorized to be issued hereunder and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to Definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes duly issued hereunder and, pending the exchange thereof for Definitive Notes, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the Definitive Notes to the Trustee, the Trustee shall call in for exchange all temporary or interim Notes or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof.

Section 2.09    Registration and Transfer of Global Notes

(a)    With respect to Notes issuable as or represented by, in whole or in part, one or more Global Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Toronto, Ontario or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Note (being the Depository, or its nominee, for such Global Note) and particulars of the Global Note held by it, and of all transfers thereof. If any Notes are at any time not Global Notes, the provisions of Section 2.06 shall govern with respect to registrations and transfers of such Notes.

(b)    Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and, accordingly, subject to the provisions below, no Definitive Notes shall be issued to Beneficial Owners except in the following circumstances or as otherwise specified in a resolution of the Trustee, a Board Resolution or an Officers’ Certificate:

(i)    Definitive Notes may be issued to Beneficial Owners at any time after:

(A)    the Issuer has determined that CDS (i) is unwilling or unable to continue as Depository for Global Notes, or (ii) ceases to be eligible to be a

Depository, and, in each case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;

(B)    the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-entry system ceases to exist; or

(C)    the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that Beneficial Owners representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Notes advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Notes is no longer in their best interests; and

(ii)    Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and counsel, or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)    Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in (b)(i) above or upon the transfer of a Global Note to a Person other than a Depository or a nominee thereof in accordance with (b)(i)(A) above, the Trustee shall notify all Beneficial Owners, through the Depository, of the availability of Definitive Notes. Upon surrender by the Depository of the Global Notes and receipt of new registration instructions from the Depository, the Trustee shall deliver the Definitive Notes to the Beneficial Owners thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by the remaining provisions of this Article 2.

(d)    It is expressly acknowledged that transfer of beneficial ownership in any Note issuable in the form of or represented by a Global Note will be effected only (a) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note may do so only through a Participant.

Section 2.10    Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp Taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)    for any exchange, registration, transfer or discharge from registration of any Note applied for within a period of two months from the date of the first delivery thereof;

(b)    for any exchange of any interim or temporary Note or interim certificate that has been issued for a Definitive Note;

(c)    for any exchange of a Global Note as contemplated in Section 2.10; or

(d)    for any exchange of any Note resulting from a partial redemption of Notes permitted hereunder.

Section 2.11    Replacement Notes If a mutilated Note is surrendered to the Trustee or if a Holder claims that its Note has been lost, destroyed or wrongfully taken and the Issuer and the Trustee receive evidence to their satisfaction of the ownership and loss, destruction or theft of such Note and the Trustee is furnished with indemnities and a surety bond satisfactory to the Trustee, the Trustee shall authenticate a replacement Note in accordance with its procedures for lost, destroyed or wrongfully taken certificate policy. The Issuer may charge the Holder for the expenses of the Issuer and the Trustee in replacing a Note. Every replacement Note is a contractual obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder. Notwithstanding the foregoing provisions of this Section 2.11, in case any mutilated, destroyed, lost or wrongfully taken Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Notes.

Section 2.12    Outstanding Notes.

(a)    The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.12 as not outstanding. Except as set forth in Section 2.13, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

(b)    If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(c)    If a Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on the maturity date, any redemption date or any date of purchase pursuant to a Mandatory Redemption or an Change of Control Offer, money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.13    Treasury Notes.

So long as the Notes are held by CDS or a Depository, when determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, the Trustee shall rely on the Note Register unless the Note Register is not held by it. If the Notes cease to be held by the Depository in accordance with this Article 2, Notes owned by the Issuer, any Guarantor or by any affiliate (as defined under National Instrument 45-106 Prospectus and Registration Exemption) of the Issuer or any Guarantor, shall be considered as though not outstanding. Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Issuer or any obligor upon the Notes or any affiliate (as defined under National Instrument 45-106 Prospectus and Registration Exemption) of the Issuer or of such other obligor. Notwithstanding the foregoing, Notes that are to be acquired by the Issuer or an affiliate (as defined under National Instrument 45-106 Prospectus and Registration Exemption) of the Issuer pursuant to an exchange offer, tender offer or other agreement shall not be deemed to be owned by such entity until legal title to such Notes passes to such entity.

Section 2.14    Temporary Notes. Until definitive Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.15    Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or Paying Agent, and no one else, shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of cancelled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the disposition of all cancelled Notes shall, upon the written request of the Issuer, be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.16    Defaulted Interest.

(a)    If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.16. The Issuer shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. The Issuer shall promptly notify the Trustee of such special record date. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail, or cause to be mailed to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b)    Subject to the foregoing provisions of this Section 2.16 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.17    CUSIP and ISIN Numbers. The Issuer in issuing the Notes may use CUSIP and/or ISIN numbers (if then generally in use) and, if so, the Issuer shall use CUSIP and/or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Mandatory Redemption or Change of Control Offer shall not be affected by any defect in or omission of such numbers. The Issuer shall as promptly as practicable notify the Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.18    Home Office Payment Agreement

(a)    Notwithstanding anything to the contrary contained in this Indenture or in any Notes, the Issuer may enter into an agreement with the registered holder of any Note providing for payment of principal of and premium, if any, and interest on any of the Notes, at a place and in a manner other than the place or in the manner of payment specified herein or in such Note and for the making of payment to such Holder on any permitted redemption, without presentation or surrender of such Note so long as such holder will, upon the redemption of such Note, in part only, make notations on such Note of the part so redeemed, except that:

(i)    payment or redemption in full of such Note shall be made only upon the surrender thereof at the principal office of the Trustee in Toronto, Ontario; and

(ii)    prior to any transfer or other disposition of such Note, such holder shall make the same available to the Trustee at its principal office in Toronto, Ontario of the principal portion thereof theretofore retired or redeemed.

(b)    Payment of principal of and premium, if any, and interest on any Note in accordance with this Article 2 shall absolutely satisfy and discharge the liability of the Issuer with respect to such payment under such Note unless, in the case of payment by cheque, a cheque for payment thereof is not paid on presentation or is lost or destroyed. From time to time, the Issuer shall furnish to the Trustee an Officer’s Certificate as to the persons with whom the Issuer has entered into such an agreement.

ARTICLE 3

REDEMPTION

Section 3.01    Notices to Trustee. If the Issuer redeems Notes pursuant to Section 3.06, Section 3.08 or Section 4.10, it shall furnish to the Trustee, at least 30 but not more than 60 days before a redemption date, an Officers’ Certificate setting forth (1) the paragraph or subparagraph of such Note and/or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02    Selection of Notes to Be Redeemed or Purchased. (a) If less than all of the Notes are to be redeemed pursuant to Section 3.06 or purchased in a Mandatory Redemption or an Change of Control Offer at any time, the Trustee shall select the Notes to be redeemed or purchased in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on as nearly a pro rata basis as possible (subject to such rounding as the Trustee may determine so that Notes are redeemed in whole increments of $1,000 and no Note of $2,000 in original principal amount or less will be redeemed in part). In the event of partial redemption or purchase, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the then outstanding Notes not previously called for redemption or purchase.

(b)    The Trustee shall promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in whole increments of $1,000; no Notes of $2,000 or less shall be redeemed in part, except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03    Notice of Redemption. (a) The Issuer shall mail, or cause to be mailed (or, in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at such Holder’s registered address or otherwise in accordance with the procedures of the Depository, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 12.

(b)    The notice shall identify the Notes (including CUSIP number) to be redeemed and shall state:

(1)    the redemption date;

(2)    the redemption price, including the portion thereof representing any accrued and unpaid interest; provided, that in connection with a redemption under Section 3.06(a), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3)    if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4)    the name and address of the Paying Agent;

(5)    that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)    that, unless the Issuer defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on the applicable redemption date;

(7)    the paragraph or subparagraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(8)    that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

(c)    At the Issuer’s request, the Trustee shall give the notice of redemption in the Issuer’s name and at the Issuer’s expense; provided that the Issuer shall have delivered to the Trustee, at least 15 Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

(d)    If a redemption price is payable pursuant to Section 3.06(a), the Issuer shall, three (3) Business Days prior to the applicable redemption date, provide to the Trustee and each Holder written notice of the redemption price payable in connection with such redemption, including a reasonable detailed calculation thereof and the assumptions used in making such calculations.

Section 3.04    Effect of Notice of Redemption. Once notice of redemption is mailed in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on the applicable redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05    Deposit of Redemption or Purchase Price. (a) No later than 11:00 a.m. (Eastern time) on the Business Day prior to the redemption or purchase date, the Issuer shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest, on all Notes to be redeemed or purchased on that date, subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the redemption or purchase date. The Paying Agent shall promptly pay to each Holder of Notes to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest thereon. The Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

(b)    If the Issuer complies with the provisions of Section 3.05(a), on the applicable redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06    Optional Redemption. (a) The Issuer may, at its option, redeem all or part of the Notes at any time at par (100% of face value), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the redemption or purchase date), but without make-whole, premium or penalty.

(b)    If the redemption date pursuant to this 3.06 is on or after a Record Date and on or before the related Interest Payment Date, the principal, and accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such Record Date, and no additional principal or interest will be payable to Holders whose Notes will be subject to redemption by the Issuer.

(c)    Any redemption pursuant to this Section 3.06 shall be made pursuant to the provisions of Sections 3.01 through 3.05.

(d)    The Issuer or its Affiliates may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with Applicable Securities Laws, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.07    Scheduled Mandatory Redemption. The Issuer is not required to make any regularly-scheduled mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to make a Mandatory Redemption or Change of Control Offer, as applicable.

The Issuer and its Affiliates may acquire Notes at any time and from time to time by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with Applicable Securities Laws.

Section 3.08    Mandatory Excess Cash Flow Redemption

Commencing with the two-quarter period ending February 28, 2017, within 30 days of filing PNCC’s financial statements on SEDAR for:

(a)    the quarter ending the last day of February in each fiscal year, the Issuer shall redeem the Notes in accordance with Sections 3.01 through 3.05 in an amount equal to (x) 50% of the Excess Cash Flow (as defined below) in respect of the trailing two quarter period less (y) the aggregate amount of all voluntary permanent prepayments of Notes that were made during such trailing two quarter period (the result of (x) less (y) being the “Q2 ECF Payment Amount); provided, that if (A)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is greater than zero, any negative amount resulting from such subtraction (the “Q2 Excess Prepayment Carry Over Amount”) may be carried over for one two-quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (b) or (B)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is zero or less, the aggregate amount of all voluntary permanent prepayments of the Notes made during such period (the “Q2 Negative Prepayment Carry Over Amount”) may be carried over for one two-quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (b) (and with either the Q2 Negative Prepayment Carry Over Amount or the Q2 Excess Prepayment Carry Over Amount being expressed as a positive number and referred to as the “Q2 Prepayment Carry Over Amount”); and

(b)    the quarter ending August 31 in each fiscal year, the Issuer shall redeem the Notes in accordance with Sections 3.01 through 3.05 in an amount equal to the sum of (i)(x) 50% of the Excess Cash Flow in respect of the trailing two quarter period less (y) the sum of the aggregate amount of all voluntary permanent prepayments of Notes that were made during such trailing two quarter period plus the Q2 Prepayment Carry Over Amount, if any, for the two-quarter period ending on the last day of February in such fiscal year (the result of (x) less (y) being the “Q4 ECF Payment Amount); provided, however, if the result of such subtraction is not a positive number, such amount shall be deemed to be zero for purposes of this clause (b) (the Q4 ECF Payment Amount plus any positive Q2 ECF Payment Amount for such fiscal year, collectively the “Aggregate ECF Payment Amounts”) plus (ii) the amount obtained when taking $10 million and subtracting the sum of (A) the Aggregate ECF Payment Amounts for such fiscal year and (B) all voluntary prepayments of the Notes that were made during such fiscal year (provided, if the result of such subtraction is not a positive number, such amount shall be deemed to be zero for purposes of this sub-clause (ii)).

Any Notes redeemed in accordance with this Section 3.08 will be redeemed at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and such redemption shall be deemed to be in full compliance with this Indenture and shall supersede any inconsistent provision herein.

“Excess Cash Flow” means, for any two consecutive fiscal quarter period and without duplication, the aggregate of:

(1)    Consolidated EBITDA (as defined in the existing First Lien Notes Indenture) determined for such period less the aggregate of the following (to the extent not already deducted in determining such Consolidated EBITDA and without duplication)

(i)

interest paid in cash by PNCC, the Issuer and their Restricted Subsidiaries, provided, that for any determination made during the Issuer’s 2017 fiscal year only, any interest paid in cash in respect of the Second Lien Notes (as defined in the Original Indenture) shall be excluded;

(ii)

Capital Expenditures and cash restructuring costs made or incurred by PNCC, the Issuer and their Restricted Subsidiaries in such period not to exceed in aggregate (i) $35 million for each four quarter period ending on August 31, until and including August 31, 2019; and (ii) $30 million for each four quarter period ending August 31 thereafter; provided that the applicable limit for any four quarter period ending on or prior to August 31, 2019 will be increased by the unused portion of the applicable limit for the immediately preceding four quarter period;

(iii)

the amount of cash contributions made by PNCC, the Issuer and their Restricted Subsidiaries to Pension Plans during such period to the extent that such contributions exceed the pension expenses of such Pension Plans, not to exceed the amount that is required to be contributed in such period pursuant to applicable law;

(iv)	cash payments made by PNCC, the Issuer and their Restricted Subsidiaries during such period which relate to Consolidated Income Taxes of any period;

(v)

the aggregate amount of cash used by PNCC, the Issuer and their Restricted Subsidiaries in such period for the settlement of hedging obligations to the extent such hedging obligations relate to accrued interest payable on Indebtedness and not, for greater certainty, the principal amount of such Indebtedness;

(vi)	the aggregate amount of extraordinary, unusual or non-recurring cash payments made during the period by PNCC, the Issuer and their Restricted

Subsidiaries which are not otherwise Capital Expenditures or cash restructuring costs; and

(vii)

income, dividends and other distributions from Permitted Investments received by PNCC, the Issuer or their Restricted Subsidiaries in such period that have been funded with the Issuer’s own 50% share of Excess Cash Flow;

plus,

(2)    in each case to the extent deducted in determining Consolidated EBITDA for such two fiscal quarter period (and without duplication of amounts otherwise already included in Consolidated EBITDA):

(i)

the aggregate of extraordinary, unusual or non-recurring cash gains (including, without limitation, any cash tax refunds, rebates or credits, but for clarity excluding net proceeds from an issuance of Permitted Debt or permitted sale of equity), net of related expenses received by PNCC, the Issuer and their Restricted Subsidiaries in such period, less the amount of any such proceeds used for a mandatory redemption of the Notes; and

(ii)

the funded portion of restructuring costs and expenses associated with this Indenture, the Second Lien Notes and the Recapitalization Transaction for such period to the extent deducted in the calculation of such Consolidated EBITDA;

For clarity, (i) to the extent any item is deducted pursuant to clause (1) of the definition of “Excess Cash Flow” above for a two fiscal quarter period but is then paid in a subsequent two fiscal quarter period, it shall not be entitled to be deducted in the subsequent two fiscal quarter period in which it was paid, and (ii) to the extent any item is added pursuant to clause (2) of the definition of “Excess Cash Flow” above for a two fiscal quarter period but is then received in a subsequent two fiscal quarter period, it shall not be entitled to be added in the subsequent two fiscal quarter period in which it was received.

“Capital Expenditures” means, for any period, any expenditure made by any Person, on a consolidated basis, for the purchase, acquisition, development, improvement, construction, repair, replacement or maintenance of capital assets, and any expenditure related to a Capitalized Lease Obligation, all as determined in accordance with GAAP.

ARTICLE 4

COVENANTS

Section 4.01    Payment of Notes; Additional Amounts.

(a)    The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than one of the Issuer or a Subsidiary, holds as of 11:00 a.m. (Eastern time), on a Business

Day prior to the due date, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay the principal of, premium, if any, and interest then due.

(b)    The Notes will:

(i)    bear interest at a rate of 8.25% per annum payable in equal semi-annual payments on each Payment Date and payable in arrears. Interest accrues from and including the Issue Date until payment in full of the Notes; and

(ii)    mature July 15, 2021 (the “Maturity Date”).

(c)    The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments or interest at the same rate to the extent lawful. Interest shall be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of elapsed days in that period. Interest shall accrue (in addition to the interest rate equal to the then applicable interest rate on the Notes) from and including the date on which an Event of Default under Section 6.01(a)(2), 6.01(a)(8) or 6.01(a)(9) shall occur to but excluding the date on which such Event of Default shall have been cured, at a rate per annum equal to 1.0% of the principal amount of the Notes.

Section 4.02    Maintenance of Office or Agency. The Issuer shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer and the Guarantors in respect of the Notes and this Indenture may be served. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03    Reports and Other Information. The Issuer will cause to be furnished to the holders of Notes:

(a)    for so long as PNCC is subject to the reporting requirements of the Securities Act (Ontario) and the rules and regulations of the Ontario Securities Commission promulgated thereunder (the “Ontario Securities Act”), within the time periods specified in the Ontario Securities Act, all reports and financial information of PNCC required to be filed under the Ontario Securities Act; provided that such financial information shall include quarterly financial information (excluding the fourth fiscal quarter) and annual financial statements, in each case including a “Management’s Discussion and Analysis” of financial condition and results of operations and a report on the annual financial statements by PNCC’s independent registered accounting firm;

(b)    at any times that PNCC is not subject to the reporting requirements of the Ontario Securities Act, within the time periods specified in the Ontario Securities Act for a company with securities listed on the Toronto Stock Exchange:

(i)    for each fiscal year, all annual financial information of PNCC that would be required to be provided in annual reports under the Ontario Securities Act (or any successor act) to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not PNCC has any of its securities so listed, which shall include a “Management’s Discussion and Analysis” of financial condition and results of operations for the relevant fiscal year; and

(ii)    for the first three quarters of each year, all quarterly financial information of PNCC that would be required to be provided in quarterly reports under the Ontario Securities Act (or any successor act) to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not PNCC has any of its securities so listed, which shall include a “Management’s Discussion and Analysis” of financial condition and results of operations for the relevant fiscal quarter.

(c)    All such reports and financial information will be prepared in all material respects in accordance with GAAP as in effect at the time of such preparation and all of the rules and regulations applicable to such reports.

(d)    If the Issuer has any Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed reconciliation between the consolidated statement of financial position of PNCC and the consolidated statement of earnings of PNCC and those statements excluding the Unrestricted Subsidiaries.

(e)    In addition, the Issuer and the Guarantors agree that they will make available to the Holders or to prospective investors, upon the request of such Holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to the extent such Notes constitute “restricted securities” within the meaning of the Securities Act.

(f)    The Issuer will hold quarterly conference calls for the Holders of the Notes to discuss financial information for the previous quarter. The conference call will be following the last day of each fiscal quarter of the Issuer and not later than ten Business Days from the time that the Issuer distributes the financial information as set forth in the first paragraph of this covenant. No fewer than two days prior to the conference call, the Issuer shall issue a press release announcing the time and date of such conference call and providing instructions for Holders, securities analysts and prospective investors to obtain access to such call. For the avoidance of doubt, the Issuer may satisfy the requirements of this paragraph by holding the conference calls required above within the time period required as part of any earnings calls of PNCC.

(g)    Commencing with the period after February 28, 2017, not later than 5 Business Days prior to making a payment required by Section 3.08(a) or Section 3.08(b) (or, if no such payment is required for a particular two-quarter period, not later than 30 days of filing PNCC’s financial statements on SEDAR for the fiscal quarters ending the last day of February and August of each fiscal year), the Issuer will provide to the Trustee (who shall make available to the Holders) detailed calculations of Excess Cash Flow together with calculations of amounts (if any) required to be used for payments under Section 3.08(a) or Section 3.08(b), as applicable.

(h)    Each report and financial information required to be delivered by the Issuer shall be deemed to be delivered to the holders of the Notes and the Trustee if PNCC either files (or furnishes, as the case may be) such report or information with SEDAR, posts such report on its public website or furnishes such report to the Trustee.

Section 4.04    Compliance Certificate. (a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year (commencing with the fiscal year ending August 31, 2012), a certificate of an Officer that is from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuer and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge, the Issuer and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuer and the Guarantor are taking or propose to take with respect thereto).

(b)    The Issuer shall promptly (which shall be no more than 30 days following the date on which the Issuer becomes aware of any event which would constitute a Default) send to the Trustee an Officers’ Certificate specifying such event, its status and what action the Issuer is taking or proposes to take with respect thereto.

Section 4.05    Taxes. The Issuer shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06    Stay, Extension and Usury Laws. The Issuer and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee or the Collateral Agent, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07    Limitation on Restricted Payments. (a)    The Issuer and PNCC shall not, and shall not permit any of their respective Restricted Subsidiaries, directly or indirectly, to:

(1)    declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any dividend or distribution paid in connection with any merger or consolidation involving the Issuer or any Guarantor) other than:

(a)    dividends or distributions payable solely in Capital Stock of PNCC or the Issuer (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of PNCC or the Issuer; and

(b)    dividends or distributions by a Restricted Subsidiary payable to the Issuer, PNCC or another Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis or on a basis that results in the receipt by the Issuer, PNCC or a Restricted Subsidiary of dividends or distributions of a greater value than it would receive on a pro rata basis);

(2)    purchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Issuer or any direct or indirect parent of the Issuer (including in connection with any merger or consolidation) held by Persons other than the Issuer or a Restricted Subsidiary (other than in exchange for Capital Stock of the Issuer (other than Disqualified Stock));

(3)    make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligations or Guarantor Subordinated Obligations other than:

(a)    Indebtedness of the Issuer owing to and held by any Guarantor or Indebtedness of a Guarantor owing to and held by the Issuer or any other Guarantor permitted under clause (4) of Section 4.09(b); or

(b)    Indebtedness incurred under revolving credit facilities (other than purchases, repurchases, redemptions, defeasances or other acquisitions or retirements for value that are accompanied by termination or reduction of commitments under such revolving credit facilities); or

(c)    the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of such Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be, in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or acquisition or retirement; or

(4)    make any Restricted Investment

(all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”).

(b)    The provisions of Section 4.07(a) shall not prohibit:

(1)    any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligations or Guarantor Subordinated Obligations made in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Issuer or any direct or indirect parent of the Issuer to the extent contributed to the Issuer (in each case, other than (x) Disqualified Stock, (y) Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination or (z) Excluded Contributions);

(2)    any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligations, Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of Refinancing Indebtedness; provided, however, that in the case of unsecured Indebtedness, such Refinancing Indebtedness is unsecured, and in the case of secured Indebtedness, such Refinancing Indebtedness is either unsecured or is secured by Liens having priority equal with or junior to the Liens securing the Indebtedness being Refinanced pursuant to the Collateral Trust and Agency Agreement.

(3)    any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Issuer or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Issuer or such Restricted Subsidiary, as the case may be, so long as such Refinancing Disqualified Stock is permitted to be Incurred pursuant to Section 4.09 and constitutes Refinancing Indebtedness;

(4)    dividends or other distributions paid within 90 days after the date of declaration if at such date of declaration such dividend would have complied with the provisions of this Indenture;

(5)    the purchase, repurchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Issuer or any direct or indirect parent of the Issuer held by any existing or former employees, management or directors of or consultants to the Issuer, any Subsidiary of the Issuer or any direct or indirect parent of the Issuer or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other compensatory agreements approved by the Board of Directors of the Issuer; provided that such purchases, repurchases, redemptions, acquisitions, cancellations or retirements pursuant to this clause will not exceed $5.0 million in the aggregate during any fiscal year (with any unused amounts in any fiscal year being carried over to succeeding fiscal years), although such amount in any fiscal year may be increased by an amount not to exceed:

(a)    the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Capital Stock of any of the Issuer’s direct or indirect parent companies, in each case to existing or former employees or members of management of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from clause (3)(b) of Section 4.07(a)); plus

(b)    the cash proceeds of key man life insurance policies received by PNCC, the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c)    the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause 4.07(b)(5);

in addition, cancellation of Indebtedness owing to the Issuer from any existing or former employees, management or directors of or consultants to the Issuer, any Subsidiary of the Issuer or any direct or indirect parent of the Issuer or their assigns, estates or heirs, in connection with a repurchase of Capital Stock of the Issuer from such Person will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of this Indenture;

(6)    the accrual, declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer issued in accordance with the terms of this Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(7)    repurchases or other acquisitions of Capital Stock deemed to occur (i) upon the exercise of stock options, warrants, restricted stock units or other rights to purchase Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise price thereof or conversion price thereof or (ii) in connection with withholdings or similar taxes payable by any future, present or former employee, director or officer;

(8)    the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligations or Guarantor Subordinated Obligations (a) at a purchase price not greater than 101% of the principal amount of (plus accrued and unpaid interest on) such Junior Lien Collateral Indebtedness, Senior Unsecured Pari Passu Indebtedness, Subordinated Obligation or Guarantor Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 4.14, provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made a Change of Control Offer under this Indenture and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer under this Indenture;

(9)    cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Issuer or other exchanges of securities of the Issuer or a Restricted Subsidiary in exchange for Capital Stock of the Issuer;

(10)    the declaration and payment of cash dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in aggregate amounts not to exceed the aggregate amount required for any direct or indirect parent company to, in each case without duplication:

(a)    pay franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b)    pay customary salary, bonus, indemnification obligations and other benefits payable to officers, directors and employees or former officers, directors or employees of any direct or indirect parent of the Issuer to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries;

(c)    pay general corporate and overhead expenses and other administrative expenses of any direct or indirect parent of the Issuer in an aggregate amount not to exceed $5.0 million for each fiscal year;

(d)    pay fees and expenses Incurred by any direct or indirect parent company of the Issuer, other than to Affiliates of the Issuer, related to any unsuccessful equity or debt offering of such parent entity to the extent the net proceeds thereof were intended to be contributed to the Issuer;

(e)    (i)(A) make regularly scheduled payments of interest in respect of any Permitted Convertible Indebtedness and (B) make cash payments in connection with any conversions of Permitted Convertible Indebtedness and (ii)(A) purchase a Permitted Bond Hedge Transaction and (B) settle any amount due under any related Permitted Warrant Transaction (1) by set-off against such related Permitted Bond Hedge Transaction (if such set-off is permitted under the terms thereof), (2) by delivery of shares of its common stock and (3) by payment in cash, in the case of each of clauses (i), (ii)(A) and (ii)(B)(3), in an amount not to exceed the net cash proceeds contributed by such parent company from the sale of such Permitted Convertible Indebtedness to the Issuer as common equity;

(11)    other Restricted Payments in an aggregate amount, which, when taken together with all other Restricted Payments made pursuant to this clause (11) do not exceed $5.0 million;

(12)    Restricted Payments that constitute:

(a)    regularly scheduled interest payments on Junior Lien Collateral Indebtedness to the extent paid in kind (and not cash); and

(b)    regularly scheduled interest payments on Second Lien Notes in cash either (i) at any time after the date that is 3 years from the Issue Date or (ii) at any time that the aggregate principal amount of outstanding Notes and any other Pari Passu Lien Obligations combined (excluding Secured Swap Obligations and Banking Service Obligations)) is $112.5 million or less; provided that in either case no loans are outstanding under any ABL Facility at the time of such payment,

(13)    the purchase of fractional shares of Capital Stock of the Issuer arising out of stock dividends, splits or combinations or mergers, consolidations or other acquisitions;

(14)    in connection with any acquisition by the Issuer or any of its Subsidiaries, the receipt or acceptance of the return to the Issuer or any of its Restricted Subsidiaries of Capital Stock of the Issuer constituting a portion of the purchase price consideration in settlement of indemnification claims or as a result of a purchase price adjustment (including earn outs or similar obligations);

(15)    the distribution of rights pursuant to any shareholder rights plan or the redemption of such for nominal consideration in accordance with the terms of any shareholder rights plan;

(16)    payments or distributions to stockholders pursuant to appraisal rights required under applicable law in connection with any merger, consolidation or other acquisition by the Issuer or any Restricted Subsidiary;

(17)    the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(18)    Restricted Payments that are made with Excluded Contributions;

(19)    the payment of dividends on the Issuer’s Common Stock or the dividend or distribution to any direct or indirect parent company to fund the payment by such parent company of dividends on its Common Stock, following the consummation of the first offering of the Issuer’s Common Stock to the public or the first offering of Common Stock of any of its direct or indirect parents to the public after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in any such public offering, other than public offerings with respect to the Issuer’s or such direct or indirect parent company’s Common Stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution; provided that the filing of a non-offering prospectus with any Canadian securities regulatory authority and the exchange thereunder shall not be an offering of Common Stock to the public under this clause (19); and

(20)    any conversion of Second Lien Notes into equity as part of a Permitted Second Lien Notes Restructuring;

provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (6), (8), (10)(e)(i) (other than cash payments in lieu of fractional shares upon conversion), (10)(e)(ii) (with respect to cash payments), (11), (12), (16), and (17) of this Section 4.07(b), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c)    The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively in Good Faith by the Issuer.

(d)    For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (19) of Section 4.07(b), the Issuer will be entitled to divide and classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

(e)    The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Section 4.08    Limitation on Restrictions on Distributions From Restricted Subsidiaries. (a) The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)    (A) pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2)    make any loans or advances to the Issuer or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)    sell, lease or transfer any of its property or assets to the Issuer or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

(b)    The provisions of Section 4.08(a) will not prohibit encumbrances or restrictions existing under or by reason of:

(i)    any encumbrance or restriction pursuant to (A) an agreement in effect at or entered into on the Issue Date, including, without limitation this Indenture, the Notes, the Guarantees, the Second Lien Notes (and related documents, as may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof in whole or in part), any Exchange Notes, any Guarantee of such Exchange Notes, the Collateral Documents, the Collateral Trust and Agency Agreement, and (B) any ABL Facility or Junior Lien Collateral Indebtedness entered into after the Issue Date that is otherwise in compliance with the terms of this Indenture;

(ii)    any encumbrance or restriction with respect to a Person or assets pursuant to an agreement in effect on or before the date on which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with the Issuer or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with the Issuer or in contemplation of the transaction) or such assets were acquired by the Issuer or any Restricted Subsidiary; provided, that any such encumbrance or restriction shall not extend to any Person or the assets or property of the Issuer or any other Restricted Subsidiary other than the Person and its Subsidiaries or the assets and property so acquired and that, in the case of Indebtedness, was permitted to be Incurred pursuant to this Indenture;

(iii)    any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this Section 4.08(b) or this clause (iii) or contained in any amendment, restatement, modification, renewal, supplement, refunding, replacement or Refinancing of an agreement referred to in clause (i) or (ii) of this Section 4.08(b) or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable (as determined in Good Faith by the Issuer) in any material respect, taken as a whole, to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this Section 4.08(b) on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into or consolidated with a Restricted Subsidiary, whichever is applicable;

(iv)    in the case of clause (3) of Section 4.08(a), encumbrances or restrictions arising in connection with Liens permitted to be Incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;

(v)    Purchase Money Indebtedness and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of Section 4.08(a) on the property so acquired;

(vi)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale of all or a portion of the Capital Stock or assets of such Subsidiary that impose restrictions on the assets to be sold;

(vii)    restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies under contracts entered into in the ordinary course of business;

(viii)    any customary provisions in joint venture agreements and other similar agreements relating solely to joint ventures entered into in the ordinary course of business;

(ix)    any customary provisions in leases, subleases or licenses and other agreements entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(x)    encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order, permit or grant;

(xi)    encumbrances or restrictions contained in or arising under indentures or debt instruments or other debt arrangements Incurred or Preferred Stock issued by Guarantors in accordance with Section 4.09 that are not materially more restrictive, taken as a whole (as determined in Good Faith by the Issuer), than those applicable to the Issuer in this Indenture (which results in encumbrances or restrictions comparable to those applicable to the Issuer at a Restricted Subsidiary level); and

(xii)    encumbrances or restrictions contained in or arising under indentures or other debt instruments or debt arrangements Incurred or Preferred Stock issued by Restricted Subsidiaries that are not Subsidiary Guarantors subsequent to the Issue Date pursuant to clauses (2), (6), (7), (8) and (15) of Section 4.09(b) by Restricted Subsidiaries, provided that such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined in Good Faith by the Issuer).

Section 4.09    Limitation on Indebtedness and issuance of Disqualified Stock. (a) The Issuer and PNCC will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness, provided, however, that the Issuer, PNCC and any of their respective Restricted Subsidiaries may Incur Indebtedness (including Acquired Indebtedness), if on the date thereof and, after giving effect thereto and the application of the proceeds thereof, in each case, on a pro forma basis, taking into account any substantially concurrent transactions related to such Incurrence:

(i)    the Consolidated Leverage Ratio would not be greater than 3.50 to 1.0; and

(ii)    no Default or Event of Default shall have occurred and be continuing.

(b)    The provisions of Section 4.09(a) will not prohibit the Incurrence of the following Indebtedness (collectively, “Permitted Indebtedness”):

(1)    The Notes and any Exchange Notes (and Indebtedness of Guarantors evidenced by the Guarantees relating to the Notes and any Exchange Notes), but excluding any Additional Notes and Guarantees of any Additional Notes;

(2)    Indebtedness Incurred pursuant to any ABL Facility in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed $30.0 million, at any time outstanding;

(3)    guarantees by (x) the Issuer or a Guarantor (including any Restricted Subsidiary the Issuer or PNCC elects to cause to become a Guarantor in connection therewith) of Indebtedness permitted to be Incurred by PNCC, the Issuer or a Restricted Subsidiary in accordance with the provisions of this Indenture and (y) non-Guarantor Subsidiaries of Indebtedness Incurred by non-Guarantor Subsidiaries in accordance with the provisions of this Indenture;

(4)    Indebtedness of the Issuer or PNCC owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by PNCC, the Issuer or any other Restricted Subsidiary; provided, however,

(a)    if the Issuer is the obligor on Indebtedness owing to a non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b)    if a Guarantor is the obligor on such Indebtedness and a non-Guarantor Subsidiary is the obligee, such Indebtedness is subordinated in right of payment to the Guarantees of such Guarantor; and

(c)    (A) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than PNCC, the Issuer or a Restricted Subsidiary of the Issuer or PNCC; and (B) any subsequent sale or other transfer of any such Indebtedness to a Person other than PNCC, the Issuer or a Restricted Subsidiary of the Issuer or PNCC; shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Subsidiary, as the case may be;

(5)    any Indebtedness (other than Indebtedness described in clauses 4.09(b)(1)) issued or outstanding on the Amendment Date (including the Second Lien Notes), and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause 4.09(b)(1), this clause 4.09(b)(5) or clauses 4.09(b)(6) or (18) or Incurred pursuant to Section 4.09(a);

(6)    (a) Indebtedness of Persons Incurred and outstanding on the date on which such Person was acquired by PNCC, the Issuer or any Restricted Subsidiary, or merged or consolidated with or into PNCC, the Issuer or any Restricted Subsidiary (other than Indebtedness Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation) or (b) Indebtedness of PNCC, the Issuer or any Restricted Subsidiary Incurred to finance the acquisition by PNCC, the Issuer or such Restricted Subsidiary of any Related Business or any Person that owns a Related Business, in each case, in accordance with the terms of this Indenture; provided, however, that at the time such Person or Related Business is acquired by PNCC, the Issuer or any Restricted Subsidiary, or merged or consolidated with PNCC, the Issuer or any Restricted Subsidiary and after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this clause 4.09(b)(6), (A) either the Issuer would have been able to incur $1.00 of additional Indebtedness pursuant to Section 4.09(a); or the Consolidated Leverage Ratio would be at least 0.50 to 1.0 less than such Consolidated Leverage Ratio immediately prior to such acquisition, merger or consolidation, and (B) either the Consolidated First Lien Coverage Ratio is no greater than 2.0 to 1.0 or the Consolidated First Lien Leverage Ratio is at least 0.50 to 1.0 less than such Consolidated First Lien Leverage Ratio immediately prior to such acquisition, merger or consolidation;

(7)    Indebtedness under Hedging Obligations, including without limitation foreign currency swaps existing on the Issue Date and other Hedging Obligations entered into from time to time; provided, however, that such Hedging Obligations are entered into to fix, manage or hedge interest rate, currency or commodity exposure of the Issuer or any Restricted Subsidiary and not for speculative purposes;

(8)    Indebtedness Incurred by PNCC, the Issuer or its Restricted Subsidiaries in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, self-insurance obligations, performance, bid, surety, appeal and similar bonds and completion guarantees (not for borrowed money) or security deposits, letters of credit, banker’s guarantees or banker’s acceptances, in each case in the ordinary course of business;

(9)    Indebtedness arising from agreements of PNCC, the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets of PNCC or the Issuer or any business, assets or Capital Stock of a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition, provided that, in respect of any such disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value), actually received by PNCC, the Issuer and its Restricted Subsidiaries in connection with such disposition;

(10)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument, including, but not limited to, electronic transfers, wire transfers and commercial card payments drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within 15 Business Days of Incurrence;

(11)    Indebtedness of PNCC, the Issuer or any Restricted Subsidiary (i) consisting of obligations to insurance companies to pay insurance premiums (including financed premiums) arising in the ordinary course of business and not in connection with the borrowing of money or Hedging Obligations or (ii) in connection with take-or-pay obligations in supply agreements incurred in the ordinary course of business;

(12)    Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of PNCC, the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to provide treasury services or to manage cash balances of PNCC, the Issuer and its Restricted Subsidiaries;

(13)    (a) tenant improvement loans and allowances and (b) guarantees to suppliers or licensors (other than guarantees of Indebtedness) in the ordinary course of business;

(14)    Indebtedness of PNCC, the Issuer or any Restricted Subsidiary consisting of guarantees in respect of obligations of joint ventures; provided that the aggregate principal amount of the Indebtedness incurred pursuant to this clause 4.09(b)(14) shall not exceed $10.0 million at any time outstanding;

(15)    Purchase Money Indebtedness of the Issuer or any Restricted Subsidiary and Indebtedness Incurred in connection with any Sale/Leaseback Transaction, in the ordinary course of business, in an aggregate principal amount not to exceed $30.0 million at any time outstanding;

(16)    Indebtedness consisting of promissory notes issued by PNCC, the Issuer or any of its Restricted Subsidiaries to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees), to finance the purchase or redemption of Capital Stock of the Issuer or any of its direct or indirect parent companies permitted by Section 4.07;

(17)    unsecured Indebtedness of PNCC, the Issuer and its Restricted Subsidiaries in an aggregate principal amount (or accreted value, as applicable) not to exceed $25.0 million at any one time outstanding;

(18)    Junior Lien Collateral Indebtedness (other than the Second Lien Notes) and/or Senior Unsecured Pari-Passu Indebtedness in an aggregate principal amount not to exceed $100 million at any one time outstanding; provided that (i) no cash interest shall be paid on such Junior Lien Collateral Indebtedness and/or Senior Unsecured Pari Passu Indebtedness until the Notes have been repaid in full; (ii) the maturity date shall be no earlier than 91 days following the maturity date of the Initial Notes; (iii) the events of default are no more favorable to the holders thereof than the Events of Default for the Initial Notes; and (iv) in the case of Junior Lien Collateral Indebtedness, it shall be subject to the Collateral Trust and Agency Agreement or otherwise subject to intercreditor terms that are materially consistent with the intercreditor terms set out in the Collateral Trust and Agency Agreement applicable to the Second Lien Notes and shall provide the holders thereof no greater rights than the holders of the Second Lien Notes; and

(19)    Additional Notes and other Pari Passu Lien Obligations incurred for the purposes of an acquisition, merger or consolidation permitted under this Indenture in an aggregate principal amount not to exceed $75 million at any one time outstanding; provided that (i) after giving pro forma effect to such acquisition, merger or consolidation, the Consolidated First Lien Leverage Ratio would be at least 0.50 to 1.0 less than it was immediately prior to such acquisition, merger or consolidation, (ii) the maturity date shall be no earlier than 91 days following the maturity date of the Initial Notes, (iii) there are no rights to mandatory redemptions associated with such Additional Notes or other Pari Passu Lien Obligations (including, without limitation, under Article 3 of this Indenture), and (iv) the covenants, events of default and economics (including without limitation coupon, interest or fees) are no more favourable to the holder of such Additional Notes or other Pari Passu Lien Obligations than the covenants, Events of Default and economics for the Initial Notes (unless such more favourable terms are also offered to the Holders).

(c)    For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with this Section 4.09:

(1)    in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(b) or could be incurred pursuant to Section 4.09(a), the Issuer, in its sole discretion, may divide and classify such item of Indebtedness (or any portion thereof) on the date of Incurrence and may later reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness once;

(2)    guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3)    if obligations in respect of letters of credit are Incurred pursuant to a debt facility and are being treated as Incurred pursuant to clause (2) of Section 4.09(b) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4)    the principal amount of any Disqualified Stock of the Issuer or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5)    Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(6)    the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d)    Accrual of interest, accrual of dividends, the accretion of accreted value or the amortization of debt discount, the payment or accretion of interest in the form of additional Indebtedness, the reclassification of Preferred Stock or Disqualified Stock as Indebtedness due to a change in accounting principles and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable-in-kind, (ii) the principal amount or liquidation preference thereof in the case of any other Indebtedness, (iii) in the case of the guarantee by a specified Person of Indebtedness of another Person, the maximum liability to which the specified Person may be subject upon the occurrence of the contingency giving rise to the obligation and (iv) in the case of Indebtedness of others guaranteed solely by means of a Lien on any asset or property of the Issuer or any Restricted Subsidiary (and not to their other assets or properties generally), the lesser of (x) the Fair Market Value of such asset or property on the date on which such Indebtedness is Incurred and (y) the amount of the Indebtedness so secured.

In addition, PNCC and the Issuer shall not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Issuer shall be in Default of this Section 4.09).

For purposes of determining compliance with any U.S. or Canadian dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. or Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency, respectively, shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. or Canadian dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. or Canadian dollar-denominated restriction, as applicable, shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced plus the amount of any reasonable premium (including reasonable tender premiums), accrued interest, defeasance costs, hedging costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Issuer may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to Refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such Refinancing.

Section 4.10    Limitation on Sales of Assets and Subsidiary Stock (a) The Issuer and PNCC will not, and will not permit any of their Restricted Subsidiaries to, make any Asset Disposition unless:

(i)    PNCC, the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined as of the date of contractually agreeing to such Asset Disposition), as determined in Good Faith by the Issuer (including as to the value of all non-cash consideration), of the Collateral subject to such Asset Disposition;

(ii)    at least 85% of the consideration from such Asset Disposition received by PNCC, the Issuer or such Restricted Subsidiary, as the case may be, is in the form of (A) cash, (B) Cash Equivalents, (C) Additional Assets of a type which would constitute (x) Notes Collateral in the case of an Asset Disposition of Notes Collateral and (y) ABL Collateral in the case of an Asset Disposition of ABL Collateral (which are thereupon with their acquisition added to the Collateral securing the Notes) or (D) any combination of the foregoing;

(iii)    to the extent that any consideration from such Asset Dispositions received by PNCC, the Issuer or a Restricted Subsidiary, as the case may be, constitutes securities or other assets that are of a type or class that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are concurrently with their acquisition added to the Collateral securing the

Notes (as Notes Collateral or ABL Collateral, as applicable) in the manner provided for in this Indenture or any of the Collateral Documents; and

(iv)    the Net Available Cash from any such Asset Disposition of Collateral is paid directly by the purchaser thereof to the Collateral Agent to be held in trust in a Collateral Account for application in accordance with this covenant.

All Net Available Cash from Asset Dispositions deposited into any Collateral Account(s) (other than an Asset Disposition of ABL Collateral) shall, when the aggregate amount of such Net Available Cash on deposit in such Collateral Account(s) exceeds $1,000,000, be used to make a redemption of the Notes (a “Mandatory Asset Disposition Redemption”) in accordance with Sections 3.01 through 3.05 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date (which redemption date shall be not later than 45 days following the closing of the applicable Asset Disposition or the date on which the aggregate of Net Available Cash from Asset Dispositions on deposit in such Collateral Account(s) exceeds $1,000,000, as applicable). For clarity, Net Available Cash from an Asset Disposition may not be reinvested in other Collateral by the Issuer. All Net Available Cash from an Asset Disposition of ABL Collateral shall be applied as required by any ABL Facility.

(b)    All of the Net Available Cash received by PNCC, the Issuer or such Restricted Subsidiary, as the case may be, from any Recovery Event relating to Collateral (other than a Recovery Event relating to ABL Collateral) shall be deposited directly into a Collateral Account. Subject to the terms of the Collateral Trust and Agency Agreement, any Net Available Cash deposited into the Collateral Account from any Recovery Event relating to Collateral (other than ABL Collateral) may be withdrawn by PNCC, the Issuer or a Restricted Subsidiary, as the case may be, to be invested in Additional Assets (which may include performance of a restoration of the affected Collateral) that would constitute Notes Collateral in the case of a Recovery Event in respect of Notes Collateral within 365 days of the date of such Recovery Event, which Additional Assets are thereupon with their acquisition added to the Collateral securing the Notes. All Net Available Cash from a Recovery Event relating to ABL Collateral shall be applied as required by any ABL Facility.

Any Net Available Cash from a Recovery Event that has not been applied or invested as provided in this (b) will be deemed to constitute “Excess Collateral Proceeds.” On the date when the Excess Collateral Proceeds in the Collateral Account exceeds $5.0 million (such date being the “Excess Collateral Proceeds Determination Date”), the Issuer will be required to make a redemption of the Notes (a “Mandatory Recovery Event Redemption”) in an amount equal to such Excess Collateral Proceeds in accordance with Sections 3.01 through 3.05 at a redemption price of 100% of the principal amount the Notes plus accrued and unpaid interest, if any, to the redemption date, which redemption date shall not be later than 45 days following the applicable Excess Collateral Proceeds Determination Date.

If, during the 365-day period following the date of the Recovery Event, PNCC, the Issuer or such Restricted Subsidiary (x) enters into a written agreement committing it to apply such Net Available Cash in accordance with the requirements of the first paragraph of this clause (b) after such 365-day period or (y) has begun construction of such Additional Assets using such Net Available Cash and delivers an Officers’ Certificate to the Trustee certifying that such Net Available Cash has been budgeted toward such construction, then such 365-day period will be extended with respect to the amount of Net Available Cash so committed or so budgeted for a period, in each case not to exceed 180 days, until such Net Available Cash is required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement) or has been applied toward such construction, as the case may be.

(c)    For the purposes of this covenant, the following are deemed to be cash:

(i)    the assumption of Indebtedness of the Issuer (other than (x) for purposes of Section 4.10(a), Disqualified Stock, Subordinated Obligations, Junior Lien Collateral Indebtedness or Senior Unsecured Pari Passu Indebtedness and (y) for purposes of Section 4.10(b), Disqualified Stock or Subordinated Obligations) or Indebtedness of any Guarantor Subsidiary (other than (x) for purposes of Section 4.10(a), Guarantor Subordinated Obligations, Disqualified Stock, Junior Lien Collateral Indebtedness or Senior Unsecured Pari Passu Indebtedness of any Guarantor and (y) for purposes of Section 4.10(b), Guarantor Subordinated Obligations or Disqualified Stock of any Guarantor) and the release of the Issuer or such Guarantor from all liability on such Indebtedness;

(ii)    securities, notes or similar obligations received by the Issuer or any Guarantor Subsidiary from the transferee that are converted within 180 days by the Issuer or such Guarantor Subsidiary into cash; and

(iii)    (A) for purposes of Section 4.10(a), any Designated Non-cash Consideration received by the Issuer or any Guarantor in such Asset Disposition having an aggregate Fair Market Value (determined in Good Faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this (iii)(A) that is at that time outstanding, not to exceed $15.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) and (B) for purposes of Section 4.10(b), any Designated Non-cash Consideration received by the Issuer or any of its Guarantor in such Asset Disposition having an aggregate Fair Market Value (determined in Good Faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii)(B) that is at that time outstanding, not to exceed $25.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(d)    The Issuer will comply, to the extent applicable, with the requirements of securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any Applicable Securities Laws conflict with provisions of this Section 4.10, the Issuer will comply with the Applicable Securities Laws and will not be deemed to have breached obligations of the Issuer described under this Section 4.10 and the Issuer will not be deemed to have breached its obligations described in this Section 4.10 if it does not repurchase Notes from holders resident outside of Canada or the United States.

Section 4.11    Limitation on Affiliate Transactions. (a) The Issuer and PNCC will not, and will not permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million unless:

(1)    the terms of such Affiliate Transaction, when viewed together with any related Affiliate Transactions, are not materially less favourable to PNCC, the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)    in the event such Affiliate Transaction involves an aggregate consideration in excess of $15.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Issuer and by a majority of the disinterested members of the Board of Directors of the Issuer (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3)    in the event such Affiliate Transaction involves an aggregate consideration in excess of $25.0 million, the Issuer has received a written opinion from an Independent Financial Advisor that such Affiliate Transaction is fair, from a financial point of view, to PNCC, the Issuer and the Restricted Subsidiaries, as applicable, or not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate.

(b)    The provisions of Section 4.11(a) will not apply to:

(1)    any (i) Restricted Payment permitted to be made pursuant to Section 4.07 and (ii) Permitted Investment in any Person (other than any Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely as a result of ownership of Investments in such Person by the Issuer or any Restricted Subsidiary;

(2)    any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Issuer or PNCC pursuant to restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans, pension plans or similar plans, agreements or arrangements approved by the Board of Directors of the Issuer or PNCC;

(3)    loans (or cancellation of loans) or advances to employees, officers or directors of the Issuer, any of its direct or indirect parent companies or any Restricted Subsidiary of the Issuer which are approved by a majority of the Board of Directors of the Issuer or PNCC in good faith;

(4)    any transaction between or among the Issuer, PNCC and any Restricted Subsidiary or between or among Restricted Subsidiaries, and any guarantees issued by the Issuer or a Restricted Subsidiary for the benefit of the Issuer or a Restricted Subsidiary, as the case may be, in accordance with Section 4.09;

(5)    the payment of reasonable and customary compensation (including fees, benefits, severance, change of control payments and incentive arrangements) to, and employee benefit arrangements, including, without limitation, split-dollar insurance policies, and indemnity or similar arrangements provided on behalf of, directors, officers, employees and agents of the Issuer, PNCC or any Restricted Subsidiary, whether by charter, bylaw, statutory or contractual provisions;

(6)    the existence of, and the performance of obligations of the Issuer , PNCC or any Restricted Subsidiaries under the terms of any agreement to which the Issuer, PNCC or any Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms, taken as a whole, are not more disadvantageous to the Holders of the Notes in any material respect, as determined in Good Faith by the Issuer, than the terms of the agreements in effect on the Issue Date;

(7)    any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged with or into or consolidated with the Issuer, PNCC or a Restricted Subsidiary; provided that such agreement was not entered into in contemplation of such acquisition, merger or consolidation, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders, as determined in Good Faith by the Issuer, when taken as a whole as compared to the applicable agreement as in effect on the date of such acquisition or merger);

(8)    transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of the business of the Issuer, PNCC and any Restricted Subsidiaries and otherwise in compliance with the terms of this Indenture; provided that as determined in Good Faith by the Issuer, such transactions are on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person;

(9)    any purchases by the Issuer’s Affiliates of Indebtedness of the Issuer, PNCC or any of its Restricted Subsidiaries the majority of which Indebtedness is placed with Persons who are not Affiliates and the Affiliates of the Issuer purchase such Indebtedness on similar terms;

(10)    any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Issuer and the granting of registration and other customary rights in connection therewith or any contribution to the Capital Stock of the Issuer or any Restricted Subsidiary;

(11)    the existence of, or the performance by the Issuer, PNCC or any Restricted Subsidiaries of its obligations under the terms of any agreement described or incorporated by reference in the Offering Memorandum; provided, however, that the existence of, or the performance by the Issuer, PNCC or any Restricted Subsidiary of its obligations under any future amendment to such existing agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause (11) to the extent that the terms of any such amendment or new agreement, taken as a whole, are not more disadvantageous to the Holders of the Notes in any material respect, as determined in Good Faith by the Issuer, than the terms of the agreements in effect on the Issue Date; and

(12)    any issuance of securities, or other payments, awards or grants in cash, securities or otherwise (other than Disqualified Stock) pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Issuer in good faith.

Section 4.12    Limitation on Liens. The Issuer and each Guarantor will not, and the Issuer and PNCC will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or otherwise suffer to exist or become effective any Lien (other than Permitted Liens) that secures obligations under any Indebtedness on any asset or property (including Capital Stock of the Issuer or Subsidiaries of the Issuer and PNCC) of the Issuer, such Guarantor or such Restricted Subsidiary, now owned or hereinafter acquired or any income or profits therefrom, or assign or convey any right to receive income therefrom.

Section 4.13    Corporate Existence. Subject to Article 5, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of the Guarantors, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Guarantor and (2) the rights (charter and statutory), licenses and franchises of the Issuer and its Guarantors; provided that the Issuer shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Guarantors, if the Issuer in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Guarantors, taken as a whole.

Section 4.14    Offer to Repurchase Upon Change of Control. (a) If a Change of Control occurs, unless the Issuer has exercised its right to redeem all of the Notes pursuant to Section 3.06, each Holder will have the right to require the Issuer to repurchase all or any part (in integral multiples of $1,000 except that no Note may be tendered in part if the remaining principal amount would be less than $2,000) of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

Within 30 days following any Change of Control, unless the Issuer has exercised its right to redeem all of the Notes pursuant to Section 3.06, the Issuer will mail a notice (the “Change of Control Offer”) to each Holder at the address appearing in the security register, with a copy to the Trustee, stating:

(1)    that a Change of Control Offer is being made and that such Holder has the right to require the Issuer to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (the “Change of Control Payment”);

(2)    the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3)    the procedures determined by the Issuer, consistent with this Indenture, that a Holder must follow in order to have its Notes repurchased;

(4)    that any Notes not tendered will continue to accrue interest in accordance with the terms of this Indenture;

(5)    that, unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(6)    that Holders will be entitled to withdraw their election if the Depository or Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes delivered for purchase and a statement that such Holder is unconditionally withdrawing its election to have such Notes purchased;

(7)    that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof; and

(8)    the other instructions, as determined by the Issuer, consistent with this Section 4.14, that a Holder must follow.

The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. If (A) the notice is mailed in a manner herein provided and (B) any Holder fails to receive such notice or a Holder receives such notice but it is defective, such Holder’s failure to receive such notice or such defect shall not affect the validity of the proceedings for the purchase of the Notes as to all other Holders that properly received such notice without defect.

(b)    On or before the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)    accept for payment all Notes or portions of Notes (equal to $2,000 or larger integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2)    deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)    deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(c)    The Paying Agent will promptly pay to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or larger integral multiples of $1,000.

(d)    If the Change of Control Payment Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest, if any, will be paid on the relevant Interest Payment Date to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(e)    The Issuer will not be required to make a Change of Control Offer upon a Change of Control if:

(i)    a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer; or

(ii)    a notice of redemption for all of the outstanding Notes has been given pursuant to this Indenture unless and until there is a default in payment of the applicable redemption price, plus accrued and unpaid interest to, but excluding, the proposed redemption date.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(f)    The Issuer will comply, to the extent applicable, with the requirements of Applicable Securities Laws with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of Applicable Securities Laws conflict with provisions of this Indenture, the Issuer will comply with the Applicable Securities Laws and will not be deemed to have breached its obligations under this Indenture by virtue of the conflict. In addition, the Issuer will not be deemed to have breached its obligations described in this Indenture if it does not make a Change of Control Offer to holders resident outside of Canada or the United States.

(g)    Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Section 3.02, 3.05 AND 3.06.

Section 4.15    Future Guarantors. (a) (1)(x) The Issuer will cause each of its Restricted Subsidiaries and each Subsidiary that becomes a borrower under an ABL Facility or that guarantees any Junior Lien Collateral Indebtedness (including the Second Lien Notes) of the Issuer or any Guarantor and (y) PNCC will cause each of its Restricted Subsidiaries (other than the Issuer) and each of its Subsidiaries (other than the Issuer), that becomes a borrower under an ABL Facility or that guarantees any Junior Lien Collateral Indebtedness (including the Second Lien Notes) of the Issuer or any Guarantor, to execute and deliver to the Trustee a supplemental indenture to this Indenture, the form of which is attached as Exhibit B hereto, concurrently with becoming a

Restricted Subsidiary of the Issuer or PNCC or becoming a borrower or guarantor under the ABL Facility, Second Lien Notes or other Junior Lien Collateral Indebtedness, as applicable, pursuant to which such Restricted Subsidiary or Subsidiary, as the case may be, will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior secured basis (and as provided in the Collateral Documents) and all other obligations under this Indenture; and

(1)    deliver to the Trustee an Officer’s Certificate to the effect that:

(A)    such Guarantee has been duly authorized; and

(B)    such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by Bankruptcy Laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

(b)    Each Restricted Subsidiary that becomes a Guarantor on or after the Issue Date shall also become a party to the applicable Collateral Documents and the Collateral Trust and Agency Agreement and, to the extent required by this Indenture, shall as promptly as practicable execute and deliver such security instruments, financing statements, Mortgages, deeds of trust (in substantially the same form as those executed and delivered with respect to the Notes Collateral and the ABL Collateral) and certificates and opinions of counsel (to the extent, and substantially in the form, delivered on the Issue Date (but no greater scope)) as may be necessary to vest in the Collateral Agent a perfected first-priority or second-priority security interest, as the case may be (subject to Permitted Liens), in properties and assets that constitute Collateral as security for the Notes or the Guarantees and as may be necessary to have such property or asset added to the applicable Collateral as required under the Collateral Documents and this Indenture, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such properties and assets to the same extent and with the same force and effect.

(c)    Each Guarantee shall be released in accordance with Section 11.06.

Section 4.16    Limitation on Lines of Business. The Issuer will not, and PNCC and the Issuer will not permit any of their Restricted Subsidiary to, engage in any business other than a Related Business.

Section 4.17    Limitation on Activities of PNCC. PNCC shall not conduct, transfer or otherwise engage in any business or operations, including owning any material assets or property, other than (i) its direct or indirect ownership of all of the Capital Stock in, and its management of, the Issuer, (ii) action required by law to maintain its existence, (iii) performance of its obligations under any ABL Facility, this Indenture, the Collateral Documents, any Junior-Lien Collateral Indebtedness (and related documents, as may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof in whole or in part), the Collateral Trust and Agency Agreement and other agreements contemplated thereby, (iv) any public offering of its Capital Stock (other than Disqualified Stock), (v) undertaking a Permitted Second Lien Note Restructuring and (vi) activities incidental to its maintenance and continuance and to any of the foregoing activities.

Section 4.18    Effectiveness of Covenants. Following the first day on which (1) the Notes have an Investment Grade Rating from both of the Ratings Agencies, and (2) no Default has occurred and is continuing under this Indenture, the Issuer and its Restricted Subsidiaries will not be subject to the Suspended Covenants.

Additionally, upon the commencement of a Suspension Period, the amount of Excess Collateral Proceeds and Excess Proceeds will be reset to zero. If at any time the Notes’ credit rating is downgraded from an Investment Grade Rating by any Rating Agency or a Default or Event of Default occurs and is continuing, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain an Investment Grade Rating and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist or have occurred under this Indenture, the Notes or the Guarantees with respect to the Suspended Covenants based on, and none of the Issuer or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reinstatement Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

On each Reinstatement Date, all Indebtedness Incurred during the Suspension Period will be classified as having been Incurred or issued pursuant to Section 4.09(a) or one of the clauses set forth in Section 4.09(b) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to Sections 4.09(a) or 4.09(b), such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (6) of Section 4.09(b). Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under

Section 4.07 will be made as though the covenant described under Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under Section 4.07(a) to the extent such Restricted Payments were not otherwise permitted to be made pursuant to clauses (1) through (19) of Section 4.07(b); provided that the amount available to be made as Restricted Payments on the Reinstatement Date pursuant to Section 4.07(a) shall not be reduced below zero solely as a result of such Restricted Payments under Section 4.07.

For the purposes of the covenant contained in Section 4.10, on the Reinstatement Date, the Excess Collateral Proceeds amount will be reset to zero.

During the Suspension Period, the Board of Directors of the Issuer may not designate any of the Issuer’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture.

Section 4.19    Withholding Taxes and Other Taxes. (a) The Issuer shall make all its payments under or with respect to the Notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Issuer or any Guarantor is resident for tax purposes, or any jurisdiction from or through which payment is made on behalf of the Issuer (each a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

(b)    If the Issuer is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer shall pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder (including Additional Amounts) after such withholding or deduction shall not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to (1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the Relevant Taxing Jurisdiction (including, without limitation, being a citizen or resident, domicile or national of, incorporated in or carrying on a business or having a permanent establishment in the Relevant Taxing Jurisdiction in which such Taxes are imposed) other than the mere receipt of such payment or the ownership or holding outside of Canada of such Note; (2) any estate, inheritance, gift, sales, excise, transfer, value added, personal property tax or similar tax, assessment or governmental charge; (3) any Taxes payable otherwise than by deduction or withholding from payments on the Notes; or (4) any Taxes imposed because the relevant Holder or beneficial owner of the Note fails to complete, execute and deliver to the Issuer any form or document to the extent applicable to such Holder or beneficial owner that may be required by law (including any applicable tax treaty) or by reason of administration of such law by a governmental authority of the appropriate Relevant Taxing

Jurisdiction and which is reasonably requested in writing to be delivered to the Issuer in order to enable the Issuer to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Issuer; nor shall the Issuer pay Additional Amounts (a) if the payment could have been made without such deduction or withholding if the Note had been presented for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period); (b) to any Holder or beneficial owner of the Notes with which the Issuer does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payments; (c) with respect to any payment of principal of, or premium, if any, on or interest on such Note to any Holder who is a fiduciary, partnership or limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note, (d) to any Holder or beneficial owner of the Notes that is a “specified non-resident shareholder” of the Issuer or non-resident person who was not dealing at arm’s length with a “specified shareholder” of the Issuer for the purposes of subsection 18(5) of the Income Tax Act (Canada); or (e) any combination of items (1) through (4) and (a) through (d) above.

(c)    The Issuer shall pay the amount withheld or deducted to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Issuer shall provide the Trustee with official receipts or other documentation satisfactory to the Trustee evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

(d)    Whenever in this Indenture there is mentioned, in any context:

(i)    the payment of principal;

(ii)    purchase prices in connection with a purchase of Notes;

(iii)    interest; or

(iv)    any other amount payable on or with respect to any of the Notes,

such reference shall be deemed to include payment of Additional Amounts as described in this Section 4.19 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuer shall indemnify a Holder, within 30 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Relevant Taxing Jurisdiction, on or with respect to any payment by on or account of any obligation of the Issuer to withhold or deduct, for which it did not withhold or deduct, an amount on account of Taxes for which the Issuer would have been obliged to pay Additional Amount hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto.

(e)    The Issuer shall pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes (other than Taxes that are excluded from the Additional Amounts as provided in this Section 4.19), and the Issuer shall indemnify the Holders for any such taxes paid by such Holders.

(f)    The obligations described in this Section 4.19 shall survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer is a resident or any political subdivision or taxing authority or agency thereof or therein.

Section 4.20    Annual Rating. The Issuer will maintain a rating of the Notes from any one of S&P, Moody’s or DBRS, provided that, no specific credit rating in respect of the Notes shall be required to be obtained or maintained by the Issuer.

ARTICLE 5

SUCCESSORS

Section 5.01    Merger, Consolidation or Sale of All or Substantially All Assets. (a) The Issuer will not consolidate with or amalgamate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Issuer and the Guarantors, taken as a whole, in one or more related transactions, to, any Person unless:

(1)    the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership or limited liability company organized and existing under the laws of Canada or any province or territory thereof; provided that if the Successor Company is not a corporation, such Successor Company shall be required to cause a subsidiary of such Successor Company to be a co-obligor of the Notes;

(2)    the Successor Company (if other than the Issuer) assumes pursuant to a supplemental indenture or other documentation instruments, executed and delivered to the Trustee, in forms reasonably satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, this Indenture, the Collateral Documents (as applicable) and the Collateral Trust and Agency Agreement and the Successor Company will cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Company, together with such financing statements or comparable documents, as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(3)    immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Issuer, the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the

Issuer, the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(4)    immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period, either the Issuer or the Successor Company, as applicable, would be able to Incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) or the Consolidated Leverage Ratio would be at least 0.25 to 1.0 less than such Consolidated Leverage Ratio prior to such transaction; and (ii) either the Consolidated First Lien Coverage Ratio is no greater than 2.0 to 1.0 or the Consolidated First Lien Leverage Ratio would be at least 0.25 to 1.0 less than such Consolidated First Lien Leverage Ratio immediately prior to such acquisition, merger or consolidation;

(5)    if the Successor Person is not the Issuer, each Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations in respect of this Indenture and the Notes and its obligations under the Collateral Documents and the Collateral Trust and Agency Agreement shall continue to be in effect and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by such Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(6)    the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture and, if any supplement to any Collateral Document is required in connection with such transaction, that such supplement complies with the applicable provisions of this Indenture and the Collateral Documents;

(7)    to the extent the assets of the Person which is merged or consolidated with or into the Successor Company are assets of the type which would constitute Collateral under the Collateral Documents, the Successor Company will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in this Indenture or any of the Collateral Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Collateral Documents; and

(8)    the Collateral owned by or transferred to the Successor Company shall:

(a)    continue to constitute Collateral under this Indenture and the Collateral Documents,

(b)    be subject to the Lien in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the Holders of the Notes, and

(c)    not be subject to any Lien other than Permitted Liens.

(b)    Notwithstanding the preceding clauses (3) and (4) of Section 5.01(a):

(1)    any Restricted Subsidiary may consolidate with, amalgamate, merge with or into or transfer all or part of its properties and assets to the Issuer or a Subsidiary Guarantor so long as no Capital Stock of the Restricted Subsidiary is distributed to any Person other than the Issuer or a Subsidiary Guarantor; and

(2)    the Issuer may amalgamate or merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in another province or territory of Canada; provided that, in the case of a Restricted Subsidiary that merges or amalgamates into the Issuer, the Issuer will not be required to comply with clause (6) of Section 5.01(a).

(c)    In addition, each Guarantor will not, and the Issuer will not permit any Subsidiary Guarantor to, consolidate with or amalgamate or merge with or into or wind up into (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Issuer or a Subsidiary Guarantor) unless:

(1)    if such entity remains a Guarantor:

(a)    the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of Canada or any province or territory thereof;

(b)    the Successor Guarantor, if other than such Guarantor, expressly assumes in writing by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under such Guarantor’s Guarantee, this Indenture, the Collateral Documents (as applicable) and the Collateral Trust and Agency Agreement and shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Successor Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement or a similar document under the Personal Property Security Act or other similar statute or regulation of the relevant jurisdictions;

(c)    immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default of Event of Default shall have occurred and be continuing; and

(d)    the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture; and

(2)    if such transaction constitutes an Asset Disposition, the transaction is made in compliance with the covenant described under Section 4.10 (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of this Indenture needs to be applied in accordance therewith at such time), to the extent applicable.

(d)    Notwithstanding the foregoing, any Subsidiary Guarantor may (i) amalgamate or merge with or into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer or (ii) merge with a Restricted Subsidiary of the Issuer solely for the purpose of reincorporating the Subsidiary Guarantor in Canada or any province or territory thereof, as long as the amount of Indebtedness of such Subsidiary Guarantor and its Restricted Subsidiaries is not increased thereby.

(e)    For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Section 5.02    Successor Entity Substituted. Upon satisfaction of the applicable conditions of Section 5.01, the Issuer or the applicable Guarantor, as the case may be, will be released from its obligations under this Indenture and its Guarantee and the Successor Company or the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or a Guarantor, as the case may be, under this Indenture, the Collateral Documents (as applicable) and the Collateral Trust and Agency Agreement, but, in the case of a lease of all or substantially all its assets, the predecessor Issuer will not be released from the obligation to pay the principal of and interest on the Notes or its indemnifications of the Trustee which shall survive the resignation or removal of the Trustee or the termination of this Indenture in accordance with Article 7 and a Guarantor will not be released from its obligations under its Guarantee.

Solely for the purposes of computing amounts described in clauses (C)(i), (C)(ii), (C)(iii) and (C)(iv) of Section 4.07(a), the Successor Company shall only be deemed to have succeeded and be substituted for the Issuer with respect to periods subsequent to the effective time of such merger, amalgamation, consolidation, combination or transfer of assets.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01    Events of Default. (a) Each of the following is an “Event of Default”:

(1)    default in any payment of interest on any Note when due, and the continuance of such default for 30 days;

(2)    default in the payment of principal of or premium, if any, on any Note when due, whether at its Stated Maturity, upon mandatory redemption, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(3)    failure by the Issuer or any Guarantor to comply with its obligations under Section 4.10(a), Section 4.14 or Section 5.01;

(4)    failure by the Issuer or any Guarantor to comply for 60 days after notice as provided below with its other agreements (except as provided in clauses (1) through (3) above) contained in this Indenture or under the Notes, the Collateral Documents or the Collateral Trust and Agency Agreement;

(5)    default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Guarantor (or the payment of which is guaranteed by the Issuer or any Guarantor), other than Indebtedness owed to the Issuer or a Guarantor, whether such indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a)    is caused by a failure to pay principal on such Indebtedness at its final stated maturity after giving effect to any grace period provided in the agreements or instruments governing such Indebtedness (“payment default”); or

(b)    results in the acceleration of such Indebtedness prior to its stated final, maturity (the “cross-acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)    failure by PNCC, the Issuer or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final and non-appealable judgments aggregating in excess of $25.0 million (net of any amounts that are covered by insurance issued by a reputable and creditworthy insurance company (as determined in the Good Faith by the Issuer) that has not contested coverage), which judgments remain unsatisfied or undischarged for any period of 60 consecutive days during which a stay of enforcement of such judgments shall not be in effect (the “judgment default provision”);

(7)    any (x) Guarantee, (y) Collateral Document governing a security interest with respect to any Collateral having a fair market value in excess of $10.0 million or (z) obligation under the Collateral Trust and Agency Agreement, in each case, of PNCC, the Issuer, a Significant Subsidiary or group of Restricted Subsidiaries that taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of this Indenture and the Guarantees) or is declared null and void in a judicial proceeding or PNCC, any Guarantor that is a Significant Subsidiary or group of Guarantors that taken together (as of the latest audited consolidated financial statements of the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary denies or disaffirms its obligations under this Indenture, its Guarantee, any Collateral Document or the Collateral Trust and Agency Agreement, and PNCC or the Issuer fails to cause such Restricted Subsidiary or Restricted Subsidiaries, as the case may be, to rescind such denials or disaffirmations within 30 days; and

(8)    PNCC, the Issuer, any Significant Subsidiary of the Issuer or PNCC, or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(A)    commences proceedings to be adjudicated bankrupt or insolvent;

(B)    consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(C)    consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(D)    makes a general assignment for the benefit of its creditors; or

(E)    generally is not paying its debts as they become due;

and in each case such action is not taken under the CBCA pursuant to a Permitted Second Lien Notes Restructuring.

(9)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)    is for relief against PNCC, the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the most recent audited consolidated financial statements of the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in a proceeding in which PNCC, the Issuer, any such Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(B)    appoints a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of PNCC, the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of PNCC, the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of PNCC, the Issuer and their Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(C)    orders the liquidation, dissolution or winding up of PNCC, the Issuer, or any Significant Subsidiary or any group of Subsidiaries that, taken together (as of the date of the latest audited consolidated financial statements of the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; and provided that such action is not being taken under the CBCA as part of a Permitted Second Lien Notes Restructuring;

(10)    with respect to any Collateral having a fair market value in excess of $10.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and the terms of this Indenture or the Collateral Trust and Agency Agreement, as applicable, and other than the satisfaction in full of all obligations under this Indenture and discharge of this Indenture if such failure continues for 60 days or (B) the assertion by the Issuer or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Agent to make filings, renewals and continuations (or other equivalent filings) which are required to be made or the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents if such assertion is not rescinded within 30 days.

However, a default under clause (4) of this Section 6.01(a) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Issuer of the Default and the Issuer does not cure such Default within the time specified in clause (4) of this Section 6.01(a) after receipt of such notice.

Section 6.02    Acceleration. (a) If an Event of Default (other than an Event of Default described in clause (8) or (9) of Section 6.01(a) with respect to the Issuer or PNCC) occurs and is continuing and the Trustee has been notified in compliance with Article 7, the Trustee will send, by notice in writing specifying the Event of Default and that it is a “notice” to the Issuer, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately.

(b)    In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) of Section 6.01(a) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the Default triggering such Event of Default pursuant to such clause (5) of Section 6.01(a) shall be remedied or cured by PNCC, the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(c)    If an Event of Default described in clause (6) or (8) of Section 6.01(a) occurs and is continuing with respect to the Issuer or the Guarantor, the principal of, premium, if any, and accrued and unpaid interest on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

(d)    The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Section 6.03    Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04    Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all Holders waive any existing Default and its consequences hereunder, except:

(1)    a continuing Default in the payment of the principal of, premium, if any, or interest on any Note held by a non-consenting Holder (including in connection with a Change of Control Offer); and

(2)    a Default with respect to a provision that under Article 9 cannot be amended without the consent of each Holder affected,

provided, that subject to Section 6.02, the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default, that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05    Control by Majority. The Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture, the Notes, the Guarantees, the Collateral Documents or the Collateral Trust and Agency Agreement or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability or expense for which each of the Trustee or the Collateral Agent, as the case may be, has not received indemnification or security reasonably satisfactory to it.

Section 6.06    Limitation on Suits. Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1)    such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)    Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3)    such Holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)    the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)    the Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Notwithstanding the foregoing, in no event may any Holder enforce any Lien of the Collateral Agent pursuant to the Collateral Documents. The Collateral Agent’s ability to foreclose upon and sell the Collateral upon an Event of Default will be subject to the terms of the Collateral Trust and Agency Agreement and limitations under bankruptcy and local laws. A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.07    Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest on its Note, on or after the respective due dates expressed or provided for in such Note

(including in connection with a Change of Control Offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 6.08    Collection Suit by Trustee. If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer and any other obligor on the Notes for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes, together with interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and outside counsel.

Section 6.09    Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Issuer, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10    Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Article 2, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11    Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12    Trustee May File Proofs of Claim. The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and outside counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor on the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and outside counsel, and any other amounts due to the Trustee under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13    Priorities. (a) Subject in all cases to the Collateral Trust and Agency Agreement, with respect to any Collateral, if the Trustee collects any money or property pursuant to this Article 6, or pursuant to the foreclosure or other remedial provisions contained in the Collateral Documents and the Collateral Trust and Agency Agreement (including any money or property deposited into the Collateral Account in connection therewith), it shall pay out the money in the following order:

(1)    to the Trustee and its agents and outside attorneys for amounts due under Section 7.06, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection and to the Collateral Agent for fees and expenses incurred under the Collateral Documents or the Collateral Trust and Agency Agreement;

(2)    to the Holders pro-rata in accordance with the amounts due to each Holder hereunder; and

(3)    to the Issuer or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

(b)    The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Issuer and to each Holder in the manner set forth in Section 14.02.

Section 6.14    Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01    Duties of Trustee. (a) If an Event of Default has occurred and is continuing, the Trustee or the Collateral Agent shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent Trustee would exercise or use under the circumstances.

(b)    Except during the continuance of an Event of Default:

(1)    the duties of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)    the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.

(c)    The Trustee may not be relieved from liabilities for its own negligent action, its own gross negligence or willful misconduct, except that:

(1)    this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(2)    the Trustee shall not be liable for any error of judgment made in good faith, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3)    the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)    Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e)    The Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

(f)    The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02    Rights of Trustee. (a) The Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval or other paper or document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine in good faith to make such further inquiry or investigation, it shall be entitled upon reasonable notice during normal business hours to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)    Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c)    The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d)    The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e)    Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer or a Guarantor shall be sufficient if signed by an Officer of the Issuer or such Guarantor.

(f)    None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity reasonably satisfactory to it against such risk or liability is not assured to it.

(g)    The Trustee shall not be deemed to have notice or knowledge of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the

Corporate Trust Office of the Trustee, and such notice references the existence of a Default or Event of Default, the Notes and this Indenture.

(h)    In no event shall the Trustee be responsible or liable for special, punitive, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i)    The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each director, officer, employee agent, custodian and other Person employed to act hereunder.

(j)    The Trustee may request that the Issuer or Guarantors deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(k)    The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(l)    The Trustee shall have no obligation to invest or reinvest any cash held in the absence of timely and specific written investment direction from the Issuer. In no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon. The Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any investment prior to its stated maturity or the failure of the Issuer to provide timely written investment direction.

Section 7.03    Individual Rights. The Trustee, any Agent or the Collateral Agent in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee, such Agent or the Collateral Agent. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign. The Trustee is also subject to Article 7, as applicable.

Section 7.04    Disclaimer. Neither the Trustee nor the Collateral Agent shall be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, the Guarantees, the Collateral Documents or the Collateral Trust and Agency Agreement, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee or the Collateral Agent, as the case may be, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than the Trustee’s certificate of authentication on the Notes.

Section 7.05    Notice of Defaults. If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs.

Section 7.06    Compensation and Indemnity. (a) The Issuer and the Guarantors, jointly and severally, shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the respective agents and outside counsel of the Trustee. The Trustee shall provide the Issuer reasonable notice of any expenditure not in the ordinary course of business. Any amount that remains unpaid 30 days after invoicing shall incur interest at the rated then charged by the Trustee to its corporate clients. This amount shall continue to be outstanding even after the resignation or removal of the Trustee or the termination of this Indenture in accordance with Article 7 herein.

(b)    The Issuer and the Guarantors, jointly and severally, shall indemnify the Trustee, including its officers, directors, employees and agents, for, and hold the Trustee, including its officers, directors, employees and agents, and any predecessor harmless from and against, any and all loss, damage, claims, liability or expense (including reasonable attorneys’ fees and expenses) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder and under the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement (including the costs and expenses of enforcing this Indenture, the Notes and the Guarantees against the Issuer or any Guarantor (including this Section 7.06) or defending itself against any claim whether asserted by any Holder, the Issuer or any Guarantor, or liability in connection with the acceptance, exercise or performance of any of its powers or duties hereunder). The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall defend the claim and the Trustee may have separate counsel and the Issuer shall pay the reasonable fees and expenses of one such counsel (and any appropriate local counsel). The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee’s own willful misconduct, gross negligence or bad faith.

(c)    The obligations of the Issuer and the Guarantors under this Section 7.06 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee or the Collateral Agent, as the case may be.

(d)    To secure the payment obligations of the Issuer and the Guarantors in this Section 7.06, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, as the case may be. Such Lien shall survive the satisfaction and discharge of this Indenture.

(e)    Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(7) or (8), the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.07    Replacement of Trustee. (a) The Trustee may resign in writing at any time by giving 30 days prior notice of such resignation to the Issuer or such shorter period as the Issuer may accept and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(1)    the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(2)    a receiver or public officer takes charge of the Trustee or its property; or

(3)    the Trustee becomes incapable of acting.

(b)    If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee.

(c)    If a successor Trustee does not take office within 45 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Issuer’s expense), the Issuer or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(d)    A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid and such transfer shall be subject to the Lien provided for in Section 7.06. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

(e)    As used in this Section 7.07, the term “Trustee” shall also include each Agent.

Section 7.08    Force Majeure

(a)    In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 7.09    Privacy

The Issuer acknowledges that the Trustee may, in the course of providing services hereunder, collect or receive financial and other information about the Issuer and/or its representatives, as individuals, and use such information for the following purposes: (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Trustee manage its servicing relationships with the Issuer and its representatives; and (c) to meet the Trustee’s legal and regulatory requirements.

The Issuer acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S. for data processing and/or storage. Further, the Issuer agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a representative of the Issuer.

Section 7.10    Environmental Indemnity

(a)    The Issuer hereby indemnifies and holds harmless the Trustee, its directors, officers, employees, representatives and agents, and all of their respective representatives, heirs, successors and assigns (collectively, the “Indemnified Parties”) against any loss, suits, actions, damages, obligations, fines, penalties, charges, expenses, claims, proceedings, judgements, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties, including any federal, state, provincial, territorial or local government, agency, department, or ministry, (each a “Governmental Authority”) arising as a result of any order, investigation or action by any

Governmental Authority relating to the Issuer, or its business or real property interests of the Issuer, or arising in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties’ foreseeable and unforeseeable consequential damages incurred as a result of:

(i)    the release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (each a “Release”) of any solid, liquid, gas, odour, radiation or combination of any of them that may (i) injure or damage plant or animal life, (ii) adversely affect the health of any individual, (iii) render any property or plant or animal life unfit for use by humans, or (iv) interfere with the normal course of business (each a “Contaminant”), the threat of the Release of a Contaminant, or the presence of any Contaminant, by any means or for any reason, any real property of the Issuer comprising security under this Indenture), whether or not the Release or presence of the Contaminant was under the control, care or management of the Issuer or of a previous owner, or of a tenant;

(ii)    any Contaminant present on or released from any contiguous property to the mortgaged property of the Issuer;

(iii)    any costs incurred by any Governmental Authority or any other person or damages from injury to, destruction of, or loss of natural resources in relation to any real property of the Issuer comprising security under this Indenture or personal property located thereon, including reasonable costs of assessing such injury, destruction or loss incurred under any applicable law relating to pollution or protection of the environment, ecology or public health or safety, including, applicable laws relating to emissions, discharges, Releases or threatened Releases of Contaminants (collectively, “Environmental Laws”);

(iv)    liability for personal injury or property damages arising by reason of any civil law offenses or quasi-offenses or under any statutory or common law tort or similar theory, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity at, near or with respect to any real property of the Issuer comprising security under this Indenture or elsewhere; and

(v)    the breach or alleged breach of any Environmental Laws by the Issuer, and any other environmental matter affecting any real property of the Issuer comprising security under this Indenture or the operations and activities of the Issuer within the jurisdiction of any Governmental Authority.

(b)    For purposes of this Section 7.10, “liability” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of Contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefore) foreseeable and unforeseeable consequential damages suffered by the third party and (iii) liability of the Indemnified Party for damage suffered by the third party, (iv) liability of an Indemnified Party for damage to or impairment of the environment and (v) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

(c)    The obligations of the Issuer to the Indemnified Parties under this Section 7.10 shall be joint and several.

Section 7.11    Notice of Violation

To the extent permitted by law, the Issuer will notify the Trustee of any material violation of any Environmental Laws relating to the business or property of the Issuer or of any notice, whether actual or threatened, including any investigation, non-routine inspection or material inquiry by any Governmental Authority in connection with any Environmental Laws relating to the business or property of the Issuer. The Issuer shall, to the extent permitted by law, promptly forward to the Trustee copies of all orders and notices received from Governmental Authorities relating to environmental matters and all environmental site assessments relating to any real property comprising security under this Indenture, whether such assessments are produced internally or by external consultants. The Issuer will ensure that all necessary permits and licenses required by the Issuer to maintain its ongoing business are obtained as required and remain in good standing.

Section 7.12    Compliance with Laws

The Issuer will ensure its compliance with the requirements of all Environmental Laws, except where such non-compliance would not reasonably be expected to have a material adverse effect on the Issuer and Guarantors, taken as a whole.

Section 1.01    Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on thirty (30) days’ written notice to the other parties to this Indenture, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such thirty (30) day period, then such resignation shall not be effective.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01    Option to Effect Legal Defeasance or Covenant Defeasance. The Issuer may, at its option and at any time, elect to have either Section 8.02 or 8.03 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02    Legal Defeasance and Discharge. (a)    Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from their obligations with respect to all outstanding Notes and Guarantees on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and the Guarantees, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in (1) and (2) below, and to have satisfied all of their other obligations under such Notes, the Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1)    the rights of Holders of outstanding Notes issued under this Indenture to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust created pursuant to this Indenture referred to in Section 8.04;

(2)    the Issuer’s obligations with respect to the Notes issued under this Indenture concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3)    the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s and Guarantors’ obligations in connection therewith; and

(4)    this Section 8.02.

If the Issuer exercises the Legal Defeasance option, the Liens on the Collateral will be released and Guarantees in effect at such time will terminate.

(b)    Following the Issuer’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

(c)    Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03    Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Issuer and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their obligations under the covenants contained in Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17 and 4.18, clause (4) of Section 5.01(a) and Section 9.06, with respect to the outstanding Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Guarantees, on and after the date the conditions set forth in Section 8.04 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to this Indenture, the outstanding Notes and the Guarantees, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture, such Notes and such Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(a)(2) (only to the extent due to the failure of the Issuer to comply with Sections 5.01(a)(4), 6.01(a)(4) (only with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7), 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary), 6.01(a)(9) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary) and 6.01(a)(10), in each case shall not constitute Events of Default.

If the Issuer exercises the Covenant Defeasance option, the Liens on the Collateral will be released and Guarantees in effect at that time will terminate.

Section 8.04    Conditions to Legal or Covenant Defeasance. The following shall be the conditions to the exercise of either the Legal Defeasance option under Section 8.02 or the Covenant Defeasance option under Section 8.03 with respect to the Notes:

(1)    the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in Canadian dollars or non-callable Government Securities, or a combination of Canadian dollars or non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada, to pay the principal of, or interest and premium, if any, on the outstanding Notes issued thereunder on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)    in the case of Legal Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the respective outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    in the case of Legal Defeasance or Covenant Defeasance, the Issuer has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee and qualified to practice in Canada or a ruling from the Canada Revenue Agency to the effect that holders of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will only be subject to Canadian federal, provincial income tax, non-resident withholding tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(5)    based on an Opinion of Counsel. such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(6)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(7)    the Issuer must deliver to the Trustee an Officers’ Certificate stating that, at the time of the deposit, the Issuer was not an “insolvent person” (as defined in the Bankruptcy and Insolvency Act (Canada)) and that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others;

(8)    the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(9)    the Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05    Deposited Money and Non-callable Government Securities to Be Held in Trust; Other Miscellaneous Provisions. (a) Subject to Section 8.06, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer or a Guarantor acting as Paying Agent) as the Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, and interest but such money need not be segregated from other funds except to the extent required by law.

(b)    The Issuer and the Guarantors, jointly and severally, shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

(c)    Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable Government Securities held by it as provided in Section 8.04 which, in the opinion of a nationally recognized firm of independent public accountants in Canada expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance. To the extent the Trustee is required to make any investment decisions with respect to the foregoing, it shall receive written investment instructions from the Issuer.

Section 8.06    Repayment to the Issuer. Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, or interest on any Note and remaining unclaimed for two years after such principal, premium, or interest has become due and payable shall be paid to the Issuer on its written request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in The National Post or The Globe and Mail (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Issuer.

Section 8.07    Reinstatement. If the Trustee or Paying Agent is unable to apply any Canadian dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture, the Notes and the Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; provided that, if the Issuer makes any payment of principal of, premium, or interest on any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01    Without Consent of Holders. (a) Notwithstanding Section 9.02, without the consent of any Holder, the Issuer, the Guarantors and the Trustee, as applicable, may amend or supplement this Indenture, the Notes and the Guarantees to:

(1)    cure any ambiguity, omission, defect or inconsistency;

(2)    subject to the requirements of Section 5.01, provide for the assumption of the obligations of the Issuer or any Guarantor under this Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement;

(3)    add Guarantees with respect to the Notes or release a Guarantor from its obligations under its Guarantee in accordance with the applicable provisions of this Indenture;

(4)    add to the covenants of the Issuer for the benefit of the Holders, add Events of Default or surrender any right or power conferred upon the Issuer;

(5)    make any change that, based on the opinion of counsel, does not adversely affect the rights of any Holder in any material respect;

(6)    comply with any requirement of the Canada Business Corporations Act relating to trust indentures;

(7)    comply with any requirement of the SEC in connection with the qualification of this Indenture under the Trust Indenture Act;

(8)    provide for the appointment of a successor Trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of this Indenture;

(9)    make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (A) compliance with this Indenture as so amended would not result in Notes being transferred in violation of Applicable Securities Law and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(10)    conform the text of this Indenture, the Notes, the Guarantees or any Collateral Document to any provision of the “Summary of Amendments to the First Lien Notes” section of the Plan Circular to the extent that such provision in the Summary of Amendments to the First Lien Notes” section of the Plan Circular is intended to be a verbatim recitation of a provision of this Indenture, the Notes, the Guarantees or any Collateral Document;

(11)    provide for or confirm the issuance of Additional Notes in accordance with the terms of this Indenture; or

(12)    make amendments to conform this Indenture to align with the mechanics set out in the Collateral Trust and Agency Agreement.

(b)    Subject to Section 9.02(f), the Collateral Trust and Agency Agreement shall govern all amendments to the Collateral Documents (and to the Collateral Trust and Agency Agreement itself), and the Holders shall be deemed to have consented for purposes of the Collateral Documents and the Collateral Trust and Agency Agreement to any such amendment that is effected in accordance with the Collateral Trust and Agency Agreement. Subject to Section 10.07 hereof, the Collateral Trust and Agency Agreement shall govern the release of Collateral from the Collateral Documents.

(c)    Upon the request of the Issuer and upon receipt by the Trustee of the documents described in Section 14.03, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit B hereto, and delivery of an Officers’ Certificate, except as provided in Section 5.01(c).

Section 9.02    With Consent of Holders. (a)    Except as provided below in this Section 9.02, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes and the Guarantees with the consent of the Holders of a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes or the Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including consents obtained in connection with the purchase of, or tender offer or exchange offer for, Notes). Section 2.12 and Section 2.13 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b)    Upon the request of the Issuer and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 14.03, the Trustee shall join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may, relying on the opinion of counsel, but shall not be obligated to, enter into such amended or supplemental indenture.

(c)    It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

(d)    After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

(e)    Without the consent of each affected Holder, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(1)    reduce the principal amount of Notes whose Holders must consent to an amendment;

(2)    reduce the rate of or extend the stated time for payment of interest, if any, on any Note;

(3)    reduce the principal of or extend the Stated Maturity of any Note;

(4)    waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes issued under this Indenture (except a rescission of acceleration of the Notes issued under this Indenture by the Holders of at least a majority in aggregate principal amount of the Notes issued under this Indenture with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5)    reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased pursuant to Section 3.06, Section 3.08, Section 4.10 or Section 4.14, whether through an amendment or waiver of provisions in the covenants or otherwise; provided that amendments to the definition of “Change of Control”, “Asset Disposition” or “Excess Cash Flow” shall not require the consent of each Holder affected;

(6)    make any Note payable in a currency other than that stated in the Note;

(7)    impair the right of any Holder to receive payment of principal, premium, if any, and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(8)    make any change in the amendment provisions that require each Holder’s consent or in the waiver provisions;

(9)    modify the Guarantee of PNCC or modify the Guarantees of any Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary in any manner, taken as a whole, materially adverse to the Holders;

(10)    release the Guarantee of PNCC or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary from any of its obligations under its Guarantee or this Indenture, except in compliance with the terms thereof; or

(11)    make any change to or modify the ranking of the Notes or the Guarantees thereof that would adversely affect the Holders thereof, subject to any amendments permitted by the Collateral Trust and Agency Agreement.

(f)    Without the consent of the Holders of at least 66 2/3% in principal amount of Notes then outstanding:

(1)    no amendment, supplement or waiver may modify the provisions in this Indenture dealing with the application of trust moneys in any manner which, taken as a whole, are materially adverse to the Holders or otherwise release any Collateral from the Liens of the Collateral Documents other than in accordance with this Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement; and

(2)    no amendment, supplement or waiver contemplated by Section 9.1(a)(iii) of the Collateral Trust and Agency Agreement may be made.

(g)    A consent to any amendment, supplement or waiver of this Indenture, any Guarantee and the Notes by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03    Revocation and Effect of Consents. (a) Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

(b)    The Issuer may, but shall not be obligated to, fix a record date pursuant to Section 1.04 for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver.

Section 9.04    Notation on or Exchange of Notes. (a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b)    Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05    Trustee to Sign Amendments, etc. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. In executing any amendment, supplement or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01) shall be fully protected in relying upon an Officers’ Certificate and an Opinion of Counsel (except as provided in the last sentence of Section 9.01(b)) stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof (including Section 9.03).

Section 9.06    Payment for Consent.

None of the Issuer or the Guarantors shall, and the Issuer shall not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

ARTICLE 10

COLLATERAL AND SECURITY

Section 10.01    The Collateral. (a) The Issuer hereby appoints Computershare Trust Company of Canada to act as Collateral Agent in accordance with the terms hereof and as more fully set forth in the Collateral Trust and Agency Agreement, and each Holder by its acceptance of any Notes and the Guarantees thereof, irrevocably consents and agrees to such appointment. Notwithstanding anything to the contrary contained herein, the Collateral Agent shall have the privileges, powers and immunities set forth in this Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement. The Collateral Agent is a party hereto solely for the purposes of accepting and acknowledging such appointment, and has no other rights or duties hereunder. The due and punctual payment of the principal of, premium, if any, and interest on the Notes and the Guarantees thereof when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, interest on the overdue principal of and overdue interest (to the extent permitted by law), if any, on the Notes and the Guarantees thereof and performance of all other obligations under this Indenture, including, without limitation, the obligations of the Issuer set forth in Section 7.06 and Section 8.05(b) herein, and the Notes and the Guarantees thereof and the Collateral Documents, shall be secured by Liens and security interests in the Collateral, in each case subject to Permitted Liens, as and to the extent provided in the Collateral Documents and the Collateral Trust and Agency Agreement. The Issuer and the Guarantors hereby agree that the Collateral Agent shall hold the Collateral in trust for the benefit of the Secured Parties, in each case pursuant to the terms of the Collateral Trust and Agency Agreement, and the Collateral Agent (and, if necessary, the Trustee) are hereby authorized to execute and deliver the Collateral Documents and the Collateral Trust and Agency Agreement.

(b)    The Trustee and each Holder, by its acceptance of any Notes and the Guarantees thereof, irrevocably consents and agrees to the terms of the Collateral Documents and the Collateral Trust and Agency Agreement (including, without limitation, the provisions providing for foreclosure and release of Collateral) as the same may be in effect or may be amended from time to time in accordance with their terms, agrees to the appointment of the Collateral Agent and authorizes and directs the Collateral Agent to perform its obligations and exercise its rights, powers and discretions under the Collateral Documents and the Collateral Trust and Agency Agreement in accordance therewith.

(c)    The Trustee and each Holder, by accepting the Notes and the Guarantees thereof, acknowledges that, as more fully set forth in the Collateral Documents and the Collateral Trust and Agency Agreement, the Collateral as now or hereafter constituted shall be held for the benefit of the Secured Parties, and that the Lien relating to this Indenture and the Collateral Documents in favour of the Secured Parties is subject to and qualified and limited in all respects by the Collateral Documents and the Collateral Trust and Agency Agreement and actions that may be taken thereunder.

Section 10.02    Further Assurances. (a) The Issuer and the Guarantors shall, at their sole expense, execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent or the Trustee may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Collateral Documents in the Collateral in all cases in accordance with the Collateral Trust and Agency Agreement and to give effect to the requirements of this Article 10.

Section 10.03    After-Acquired Property. Upon (1) the acquisition by the Issuer or any Guarantor after the Issue Date of any after-acquired assets, including, but not limited to, any after-acquired Material Real Property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures or any working capital assets that, in any such case, form part of the Collateral or the Issuer’s or a Guarantor’s entering into of a Material Lease, or (2) the acquisition by the Issuer or any Guarantor after the Issue Date of any Additional Assets out of the Net Cash Proceeds from any issuance of Additional Notes or other Indebtedness or in compliance with Section 4.10, the Issuer or such Guarantor shall execute and deliver to the Collateral Agent:

(a)    with regard to any Material Real Property or Material Leases, the items described under Section 10.05 within 30 days of the date of such acquisition or the entering into of such leases, and

(b)    to the extent required by the Collateral Documents, any information, documentation, financing statements or other certificates and opinions of counsel as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired property (other than Excluded Assets) and to have such after-acquired property added to the Collateral, and thereupon all provisions of this Indenture relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

Section 10.04    Impairment of Security Interest. None of PNCC, the Issuer or any of their Restricted Subsidiaries shall take or omit to take any action which would materially adversely affect or impair the Liens in favor of the Collateral Agent and the Holders with respect to the Collateral. Neither the Issuer nor any of its Restricted Subsidiaries shall grant to any Person, or permit any Person to retain (other than the Collateral Agent), any Liens in the Collateral, other than Permitted Liens. None of the PNCC, the Issuer or any of their respective Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person in a manner that conflicts with this Indenture, the Notes, the Guarantees and the Collateral Documents. PNCC and the Issuer will, and PNCC and the Issuer will cause each Subsidiary Guarantor to, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee or the Collateral Agent reasonably requests, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Collateral Documents.

Section 10.05    Real Estate Mortgages and Filings. With respect to (i) Premises owned or leased by the Issuer or a Guarantor on the Issue Date, within 30 days after the Issue Date and (ii) Material Real Property or Material Leases acquired or entered into by the Issuer or a Guarantor after the Issue Date that forms part of the Collateral, within 30 days of the date of acquisition or lease, as applicable:

(a)    the Issuer or such Guarantor shall deliver to the Collateral Agent, as mortgagee or beneficiary, fully executed counterparts of Mortgages, and evidence that a counterpart of the Mortgage has been either recorded or registered or delivered to a title insurer or title insurance agent (the “Title Company”) in all places to the extent necessary or desirable to effectively create a valid and enforceable mortgage, charge, hypothec or deed of trust lien (with the priority required by the Collateral Trust and Agency Agreement) on the covered Premises in favor of the Collateral Agent for its own benefit and the benefit of the Secured Parties, subject to Permitted Liens, subject to Permitted Liens;

(b)    the Issuer or such Guarantor shall deliver to the Collateral Agent a policy of title insurance (or commitment to issue such a policy having the effect of a policy of title insurance) which shall (A) be in an amount equal to 105% of the fair market value of the Premises covered thereby, (B) be issued at commercially reasonable rates, (C) insure or commit to insure that the Mortgage insured thereby creates a valid and enforceable mortgage, charge, hypothec or deed of trust lien (with the priority required by the Collateral Trust and Agency Agreement) in the real property described therein, free and clear of all defects and encumbrances, except Permitted Liens, (D) name the Collateral Agent for the benefit of the Trustee and each holder of the Notes as the insured thereunder, (E) be in the form of ALTA Loan Policy—2006 (or equivalent policies), (F) contain such affirmative coverage and title endorsements as the Collateral Agent shall reasonably request, and (G) be issued by the Title Company, together with evidence that all premiums in respect of such policy or commitment, all charges for mortgage recording tax and all related expenses, if any, have been paid;

(c)    the Issuer shall, or shall cause the Guarantors to, deliver to the Collateral Agent (x) with respect to each of the covered Premises owned on the Issue Date, such filings, surveys (or any updates or affidavits that the title company may reasonably require in connection with the issuance of the title insurance policies) (in each case, to the extent existing on the Issue Date), local counsel opinions, fixture filings, along with such other documents, instruments, certificates and agreements, as the Collateral Agent and its counsel shall reasonably request, and (y) with respect to each of the covered Premises acquired after the Issue Date, such filings, surveys (to the extent existing at the time of the acquisition), fixture filings, instruments, certificates, agreements and/or other documents necessary to comply with clauses (a) and (b) above and to perfect the Collateral Agent’s security interest and first-priority Lien in such acquired covered Premises, together with such local counsel opinions as are customary in a transaction of this type.

Notwithstanding the above, to the extent that any leasehold mortgage security in respect to Premises requires the consent of an applicable landlord, the Issuer will use commercially reasonable efforts to obtain such consent within 30 days of the Issue Date or date of acquisition or lease, as applicable in order to provide Mortgage security in accordance with the provisions above.

Section 10.06    Leasehold Interests.

With respect to leasehold interests in real property leased by the Issuer or a Guarantor on or after the Issue Date that are Material Leases, if, and to the extent that any landlord waiver, consent or collateral access agreement (“Landlord Access Agreement”) from the landlord, warehouseman or other party controlling such leased premises is, or has been, delivered to the ABL Agent pursuant to the ABL Facility with respect to such leased premises, the Issuer or the applicable Guarantor shall use its commercially reasonable efforts to obtain and deliver a Landlord Access Agreement to the Collateral Agent with respect to such leased premises; provided, that the foregoing obligation of the Issuer and the Guarantors with respect to such leased premises will be satisfied if the Issuer and/or the Guarantors deliver to the Collateral Agent a Landlord Access Agreement in the same form as was delivered to the ABL Agent under the ABL Facility, regardless of whether or not the Collateral Agent agrees to execute such document.

Section 10.07    Release of Liens on the Collateral.

(a)    The Liens on the Collateral under the Collateral Documents shall automatically and without the need for any further action by any Person be released with respect to the Notes:

(1)    in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)    in whole, upon:

(a)    satisfaction and discharge of this Indenture as set forth under Section 12.01; or

(b)    a legal defeasance or covenant defeasance of this Indenture as described under Article 8;

(3)    in part, as to any property constituting Collateral that (a) is sold, transferred or otherwise disposed of by the Issuer or any Guarantor (other than to the Issuer or another Guarantor) in a transaction not prohibited by this Indenture or the Collateral Documents at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Guarantor that has been released from its Guarantee in accordance with this Indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary);

(4)    that is cash or Net Available Cash withdrawn from the Collateral Account for any one or more purposes permitted by Section 4.10(a);

(5)    in whole or in part, as applicable, with the consent of Holders of 66 2/3% in aggregate principal amount of Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Notes); and

(6)    in part, in accordance with the applicable provisions of the Collateral Documents and the Collateral Trust and Agency Agreement,

provided, that, in the case of any release in whole pursuant to clauses (1) through (5) above, all amounts owing to the Trustee and the Collateral Agent under this Indenture, the Notes, the Guarantees, the Collateral Documents and the Collateral Trust and Agency Agreement have been paid.

(b)    With respect to the release of Premises and other principal properties that constitute Collateral, the Issuer and each Guarantor shall comply with the applicable provisions of the Collateral Trust and Agency Agreement.

Section 10.08    Authorization of Actions to be Taken by the Trustee or the Collateral Agent Under the Collateral Documents. (a) To the extent a release of Collateral is permitted hereunder, it shall be effected in accordance with the Collateral Trust and Agency Agreement, which shall require an officer’s certificate and opinion of counsel (as defined thereunder) to confirm to the Collateral Agent that the release is permitted. .

(b)    Where any provision of this Indenture requires that additional property or assets be added to the Collateral, the Issuer and each Guarantor shall comply with the Collateral Trust and Agency Agreement for adding such additional property or assets as Collateral.

(c)    The Trustee, in giving any consent or approval to the Collateral Agent under the Collateral Documents or the Collateral Trust and Agency Agreement, shall be entitled to receive, as a condition to such consent or approval, an Officers’ Certificate and an Opinion of Counsel to the effect that the action or omission for which consent or approval is to be given is authorized and permitted according to the terms of this Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement, and the Trustee or the Collateral Agent shall be fully protected in giving such consent or approval on the basis of such Officers’ Certificate and Opinion of Counsel.

Section 10.09    Collateral Account. (a) Any funds required under the terms of this Indenture to be deposited into a Collateral Account shall be done so in accordance with the provisions of the Collateral Trust and Agency Agreement.

Section 10.10    Negative Pledge.

  PNCC, the Issuer and its Restricted Subsidiaries will not further pledge the Collateral as security or otherwise, subject to Permitted Liens. The Issuer, however, subject to compliance by the Issuer with Section 4.09 and Section 4.12, has the ability to issue an unlimited aggregate principal amount of Additional Notes having identical terms and conditions as the Notes, all of which may be secured by the Collateral; but subject to the terms of this Indenture in all cases.

Section 10.11    Collateral Trust and Agency Agreement. Notwithstanding anything herein to the contrary, the lien and security interest granted to the Collateral Agent pursuant to the Collateral Documents and the exercise of any right or remedy by the Trustee or the Collateral Agent hereunder or under any other loan document are subject to the provisions of the Collateral Trust and Agency Agreement. In the event of any conflict between the terms of the Collateral Trust and Agency Agreement, this Indenture and any other document with respect to any right or remedy of the Secured Parties relating to the Collateral, the terms of the Collateral Trust and Agency Agreement shall govern and control. Without limiting the generality of the foregoing, and notwithstanding anything herein to the contrary, all rights and remedies of the Trustee and the Collateral Agent (and the Holders and the other Secured Parties) with respect to the Collateral shall be subject to the terms of the Collateral Trust and Agency Agreement.

Section 10.12    Blocked Accounts Agreement

Each of the Trustee and the Collateral Agent has the power and authority to grant indemnification to the a depository bank pursuant to any deposit account control agreement if and as necessary, and the Holders hereby acknowledge that the Trustee and the Collateral Agent, as applicable, in order to so indemnify such depository bank, may have recourse against any part of the Collateral granted to it by each Issuer and PNCC and any other Subsidiary Guarantors.

ARTICLE 11

GUARANTEES

Section 11.01    Guarantee. (a)    Subject to this Article 11, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a senior secured basis, to the Trustee and each Holder, that (1) the principal of, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by amortization, acceleration, redemption or otherwise, and interest on the overdue principal of and overdue interest on the Notes, if any and if lawful, and all other Secured Obligations of the Issuer to the Trustee and such Holder shall be promptly paid in full or performed, all in accordance with the terms hereof or any other applicable document; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by amortization, acceleration or otherwise. Failing payment by the Issuer when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)    The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes, this Indenture or any other Secured Obligations owed to the Trustee and the Holders, the absence of any action to enforce the same, any waiver or consent by any Holder or the Trustee with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, this Indenture, any other Secured Obligations owed to the Trustee and the Holders, or pursuant to Section 11.06.

(c)    Each Guarantor also agrees, jointly and severally, to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee and any of the Holders in enforcing any rights under this Section 11.01.

(d)    If the Trustee or any Holder is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Issuer or the Guarantors, any amount paid to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e)    Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Trustee and the Holders in respect of any obligations guaranteed hereby or any other Secured Obligations, until payment in full of all obligations guaranteed hereby or any other Secured Obligations, has been made. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Trustee and the Holders, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 or any other Secured Obligations owed to the Trustee and the Holders, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the the Trustee and the Holders under the Guarantees.

(f)    Each Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Issuer for liquidation or reorganization, should the Issuer become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuer’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Guarantees, whether as a “voidable preference,” “fraudulent transfer,” “transaction at undervalue” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(g)    In case any provision of any Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h)    Each payment to be made by a Guarantor in respect of its Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 11.02    Limitation on Guarantor Liability. Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer, conveyance, preference or transaction at undervalue for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar U.S. federal, Canadian, provincial or state law or similar laws of any other jurisdiction to the extent applicable to any Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 11, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance, fraudulent transfer, preference or transaction at undervalue under applicable law. Each Guarantor that makes a payment under its Guarantee shall be entitled upon payment in full of all Secured Obligations to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Section 11.03    Execution and Delivery. (a) To evidence its Guarantee set forth in Section 11.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer or person holding an equivalent title.

(b)    Each Guarantor hereby agrees that its Guarantee set forth in Section 11.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

(c)    If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Guarantees shall be valid nevertheless.

(d)    The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

(e)    If required by Section 4.15, the Issuer shall cause any newly created or acquired Subsidiary to comply with the provisions of Section 4.15 and this Article 11, to the extent applicable.

Section 11.04    Subrogation. Each Guarantor shall be subrogated to all rights of Holders against the Issuer in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 11.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuer under this Indenture, the Notes or any other Secured Obligations owed to the Trustee or such Holders shall have been paid in full.

Section 11.05    Benefits Acknowledged. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Guarantee are knowingly made in contemplation of such benefits.

Section 11.06    Release of Guarantees. (a) A Guarantee by a Subsidiary Guarantor shall be automatically and unconditionally released and discharged, and each Subsidiary Guarantor and its obligations under its Guarantee, this Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement will be released and discharged, upon:

(i)    any sale, exchange or transfer (by merger or otherwise) of Capital Stock of such Subsidiary Guarantor following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Subsidiary Guarantor (other than by lease), which sale, exchange or transfer is made in compliance with the applicable provisions of this Indenture and all the obligations of such Subsidiary Guarantor in respect of all Indebtedness of the Issuer and the Guarantors terminate upon consummation of such transaction;

(ii)    the release or discharge of the Guarantor from its guarantee of Indebtedness of the Issuer and the guarantees under the ABL Facility (including by reason of the termination of the ABL Facility), all other Indebtedness of the Issuer and the Restricted Subsidiaries and/or the guarantee which resulted in the Obligation of such Subsidiary Guarantor to guarantee the Notes, if such Subsidiary Guarantor would not then otherwise be required to guarantee the Notes pursuant to this Indenture (and treating any guarantees of such Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such guarantee; provided that if such Subsidiary has Incurred any Indebtedness or issued any Preferred Stock or Disqualified Stock in reliance on its status as a Guarantor under Section 4.09, such Subsidiary’s obligations under such Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Subsidiary Guarantor) under Section 4.09;

(iii)    if such Subsidiary Guarantor is dissolved or liquidated in accordance with the provisions of this Indenture;

(iv)    the designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of this Indenture; or

(v)    the exercise by the Issuer of its Legal Defeasance option or Covenant Defeasance option as described in Article 8 or the discharge of the Issuer’s obligations under this Indenture in accordance with Article 12.

(b)    At the written request of the Issuer, the Trustee shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Guarantee. No consents from Holders shall be required for a release under Section 11.06(a).

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01    Satisfaction and Discharge. This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, and the Collateral shall be released from the Liens in favor of the Collateral Agent for the benefit of the Holders of the Notes, when:

(1)    either:

(a)    all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)    all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders of the Notes, cash in Canadian dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)    no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, the ABL Facility or any other material agreement or instrument to which the Issuer is a party or by which the Issuer or any Guarantor is bound;

(3)    the Issuer and the Guarantors have paid or caused to be paid all sums payable by it on the date of the deposit under this Indenture;

(4)    the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes issued hereunder at maturity or the redemption date, as the case may be;

(5)    all other Secured Obligations have been paid in full or alternative arrangements, satisfactory to the holders of such Secured Obligations, have been made by the Issuer; and

(6)    sufficient funds have been deposited to cover the fees and expenses of the Trustee in carrying out its responsibilities hereunder.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied and the interests of the Holders are not prejudiced thereby.

Section 12.02    Application of Trust Money. (a) Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium , if any, and interest for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b)    If the Trustee or Paying Agent is unable to apply any money or Non-callable Government Securities in accordance with Section 12.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01; provided that if the Issuer has made any payment of principal of, premium or interest on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Non-callable Government Securities held by the Trustee or Paying Agent, as the case may be.

ARTICLE 13

MEETINGS OF HOLDERS

Section 13.01    Purpose, Effect and Convention of Meetings

(a)    Subject to Section 9.02(e), wherever in this Indenture or the Collateral Trust and Agency Agreement a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 13 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution.

(b)    At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will, convene a meeting of all Holders.

(c)    If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Toronto, Ontario or such other place as the Trustee may in any case determine or approve.

Section 13.02    Notice of Meetings

Not more than 60 days’ nor less than 21 days’ notice of any meeting of the Holders shall be given to the Holders, in the manner provided in Section 14.02 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 13. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

Section 13.03    Chair

The Chairman of the Issuer, or failing him or her, the Chief Executive Officer of the Issuer, shall be chair of the meeting and if such individuals are not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

Section 13.04    Quorum

Subject to this Indenture, at any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

Section 13.05    Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 13.06    Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of the Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

Section 13.07    Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders. Every resolution will be decided by a majority of the votes cast on the poll for that resolution.

Section 13.08    Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(i)    the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(ii)    the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(iii)    the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

Section 13.09    Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

Section 13.10    Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by the Holders will derogate in any way from the rights of the Issuer pursuant to this Indenture.

Section 13.11    Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

Section 13.12    Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 13 may also be given by the Holders of not less than 50% of the aggregate principal amount of the outstanding Notes by a signed instrument in one or more counterparts, and the expressions “resolution” when used in this Indenture will include instruments so signed. Notice of any resolution passed in accordance with this Section 13.12 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

Section 13.13    Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 13 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 13.12 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution and instrument in writing.

Section 13.14    Evidence of Rights of Holders

(a)    Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)    Notwithstanding Section 13.14(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 14

MISCELLANEOUS

Section 14.01    Applicable Legislation

If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by applicable legislation, the provision required by the applicable legislation shall prevail. Each Guarantor in addition to performing its obligations under its Guarantee shall perform such other obligations as may be imposed upon it with respect to this Indenture under the applicable legislation.

Section 14.02    Notices. (a) Any notice or communication to the Issuer, any Guarantor or the Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail, postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to the others’ address:

If to the Issuer and/or any Guarantor:

Postmedia Network Inc.

365 Bloor Street East

Toronto, Ontario M4W 3L4

Attention:    Chief Financial Officer

Facsimile:             416.442.2135

Email:         dlamb@postmedia.com

If to the Trustee:

Computershare Trust Company of Canada

100 University Avenue, 11th Floor

Toronto, Ontario M5J2Y1

Attention: Manager, Corporate Trust

Facsimile: 416-981-97777

Email: corporatetrust.toronto@computershare.com

The Issuer, any Guarantor or the Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b)    All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; on the first date of which publication is made, if by publication; five calendar days after being deposited in the mail, postage prepaid, if mailed by first-class mail; the next Business Day after timely delivery to the courier, if mailed by overnight air courier guaranteeing next day delivery; when receipt acknowledged, if sent by facsimile or electronic transmission; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

(c)    Any notice or communication to a Holder shall be mailed by first-class mail or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d)    Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e)    Where this Indenture provides for notice of any event to a Holder of a Global Note, such notice shall be sufficiently given if given to the Depository for such Note (or its designee), pursuant to the applicable procedures of such Depository, if any, prescribed for the giving of such notice.

(f)    The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission; provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g)    If a notice or communication is sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(h)    If the Issuer mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 14.03    Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer or any Guarantor to the Trustee to take any action under this Indenture, the Collateral Trust and Agency Agreement or any of the Collateral Documents, the Issuer or such Guarantor, as the case may be, shall furnish to the Trustee or the Collateral Agent:

(1)    an Officers’ Certificate in form reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.04), stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)    an Opinion of Counsel in form reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 14.04), stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with; provided that (A) subject to Section 5.01(c), no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit B and (B) no Opinion of Counsel pursuant to this section shall be required in connection with the issuance of Notes on the Issue Date.

Section 14.04    Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04) shall include:

(1)    a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)    a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officers’ Certificate as to matters of fact); and

(4)    a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

The Issuer may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

No director, officer, employee, incorporator, stockholder or interest holder (other than in its capacity as a Guarantor) of the Issuer or any of the Guarantors or any of their parent companies, as such, shall have any liability for any obligations of the Issuer or such Guarantor under the Notes, the Indenture, the Guarantees, the Collateral Documents or the Collateral Trust and Agency Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

The Canadian dollar is the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under or in connection with the Notes and the Guarantees, including damages. Any amount received or recovered in a currency other than Canadian dollars, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer, any Guarantor or otherwise, by any Holder or by the Trustee or the Collateral Agent, as the case may be, in respect of any sum expressed to be due to it from the Issuer or a Guarantor will only constitute a discharge to the Issuer or the Guarantor, as applicable, to the extent of the Canadian dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that Canadian dollar amount so purchased is less than the Canadian dollar amount expressed to be due to the recipient under any Note or any Guarantee or to the Trustee or the Collateral Agent, the Issuer and the Guarantors will indemnify the recipient under a Note or Guarantee or the Trustee or the Collateral Agent, as the case may be, on a joint and several basis against any loss sustained by such recipient or the Trustee or the Collateral Agent as a result. In any event, the Issuer and the Guarantors will indemnify the recipient or the Trustee or the Collateral Agent on a joint and several basis against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be sufficient for the Holder of a Note or the Trustee or the Collateral Agent to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Canadian dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of Canadian dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Issuer’s and the Guarantors’ other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder of a Note or the Trustee or the Collateral Agent (other than a waiver of the indemnities set out herein) and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note, any Guarantee or to the Trustee or the Collateral Agent.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any Canadian dollar-denominated restriction herein, the Canadian dollar-equivalent amount for purposes hereof that is denominated in a non-Canadian dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-Canadian dollar amount is incurred or committed, as the case may be.

THIS INDENTURE, THE NOTES AND THE COLLATERAL DOCUMENTS (OTHER THAN THE MORTGAGES AS PROVIDED HEREIN) WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAW OF CANADA APPLICABLE THEREIN. THE MORTGAGES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE JURISDICTIONS IN WHICH THE APPLICABLE PREMISES ARE LOCATED.

EACH OF THE ISSUER, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction hereof may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, ((a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible personal property” shall be deemed to include “corporeal property”, (d) “intangible personal property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a resolutory clause, (f) all references to filing, registering or recording under the Personal Property Security Act or under applicable laws governing the recording or registration of liens or mortgages on real property shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfecting”, “perfection” of or “perfected” liens or security interests shall be deemed to include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any right of “set-off” or similar expression shall be deemed to include a “right of compensation”, (i) an “agent” shall be deemed to include a “mandatary”, (j) “joint and several” shall be deemed to include solidary, (k) “beneficial ownership” and similar expressions shall be deemed to include “ownership on behalf of another as mandatary”, (l) “priority” shall be deemed to include “prior claim” and (m) “survey” shall be deemed to include “certificate of location and plan”.

In no event shall the Trustee or the Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that the Trustee and the Collateral Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee and the Collateral Agent in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

If any Interest Payment Date would otherwise be a day that is not a Business Day, then the interest payment will be postponed to the next succeeding Business Day. If the maturity date of the Notes or the date upon which an amortization payment is due is a day that is not a Business Day, all payments to be made on such day will be made on the next succeeding Business Day, with the same force and effect as if made on the maturity date or the date the amortization payment is due, as applicable. In either of such cases, no additional interest will be payable as a result of such delay in payment. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under any Note or under this Indenture.

Each Guarantor not organized in Canada will appoint the Issuer as its agent for service of process in any suit, action or proceeding with respect to such Indenture or the Notes or the Guarantees and for actions arising out of or in connection with this Indenture, the Notes and the Guarantees in any Canadian federal or Provincial court located in the Province of Ontario and that the Issuer and each Guarantor will submit to such jurisdiction.

In relation to any legal action or proceedings arising out of or in connection with this Indenture, the Notes and the Guarantees, the Issuer and each Guarantor irrevocably submits to the exclusive jurisdiction of the federal and provincial courts in the City of Toronto, Canada

137

and the Issuer and each Guarantor hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such court or that such court is an inconvenient forum.

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366, as applicable. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Indenture.

It is the intention of the parties to comply with applicable usury laws now or hereafter enacted. Accordingly, notwithstanding any other provisions of this Indenture, in no event shall this Indenture require the payment or collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by applicable law or in an amount or at a rate that would result in the receipt by the Holders or the Trustee of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada).

To continue to have and to hold all rights hereby conferred unto the Trustee, its successors and assigns, forever, but in trust, nevertheless, for the uses and purposes and with the powers and authorities and subject to the terms and conditions herein set forth.

In the performance of its obligations, powers and rights hereunder, the Collateral Agent shall be entitled to the privileges, powers, protections and immunities afforded to it as Collateral Agent under the Collateral Documents. In addition and without limiting the foregoing, the Collateral Agent is entitled to the same privileges, powers, protections and immunities provided in favor of the Trustee hereunder in the performance of the obligations, powers and rights of the Collateral Agent under this Indenture and each provision hereunder conferring a privilege, power, protection or immunity to the Trustee shall be interpreted as equally applying to the Collateral Agent having regard to the context.

[Signatures on following page]

ISSUER

POSTMEDIA NETWORK INC.

By:
Name:
Title:

GUARANTORS

[●]

By:
Name:
Title:

[COMPUTERSHARE TRUST COMPANY OF CANADA], as Trustee

Per:
Name:
Title:

Per:
Name:
Title:

[COMPUTERSHARE TRUST COMPANY OF CANADA], as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title:

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES AND

ADDITIONAL NOTES

Section 1.1    Definitions.

(a)    Capitalized Terms.

Capitalized terms used but not defined in this Appendix A have the meanings given to them in the Indenture. The following capitalized terms have the following meanings:

“Applicable Procedures” means, with respect to any transfer or transaction involving a Regulation S Global Note or beneficial interest therein, the rules and procedures of the Depository and the Depositary Trust Corporation that apply to such transfer or exchange.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Resale Restriction Termination Date” has the meaning set out in the Regulation S Legend and Rule 144A Legend.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Transfer Restricted Note” means any Note bearing, or required to bear, the Regulation S Legend or the Rule 144A Legend.

“Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Regulation S Legend or the Rule 144A Legend.

(b)    Other Definitions.

Term	Defined in Section
“Agent Members”	Section 1.2(c)
“Definitive Notes”	Section 1.2(c)
“Definitive Notes Legend”	Section 1.4(e)
“Global Note”	Section 1.2(b)
“Global Notes Legend”	Section 1.4(e)
“Regulation S Global Note”	Section 1.2(b)
“Regulation S Notes”	Section 1.2(a)
“Regulation S Legend”	Section 1.4(e)
“Rule 144A Global Note”	Section 1.2(b)
“Rule 144A Notes”	Section 1.2(a)

Term	Defined in Section
“Rule 144A Legend”	Section 1.4(e)

Section 1.2    Form and Dating

(a)    The Initial Notes issued on the date hereof shall be offered and sold in transactions in the United States of America without registration under the Securities Act to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act (“Rule 144A Notes”); and, other than the Rule 144A Notes (the “Regulation S Notes”), are also being offered and sold to non-U.S. persons in offshore transactions, including offers and sales in Canada to qualified buyers in Canada on a private placement or exempt distribution basis pursuant to available exemptions from the prospectus requirements under Canadian Securities Laws and in reliance on Regulation S under the Securities Act.

(b)    Global Notes. Rule 144A Notes shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form, numbered from 144A-1 upward (collectively, the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more global Notes, numbered from Reg S-1 upward (collectively, the “Regulation S Global Note”), in each case without interest coupons and bearing the Global Notes Legend and Restricted Notes Legend, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depository or a nominee of the Depository, duly executed by the Issuer and authenticated by the Trustee as provided in the Indenture. Beneficial ownership interests in the Regulation S Global Note shall not be exchangeable for interests in the Rule 144A Global Note, or any other Note without a legend until the expiration of the Resale Restriction Termination Date. The Rule 144A Global Note, the Regulation S Global Note and any Unrestricted Global Note are each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes”. Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Amortization, Redemption, Repurchase and Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent up to the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect amortization, redemption, repurchases and exchanges. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by this Indenture and Section 1.4(c) below.

(c)    Book-Entry Provisions. This Section 1.2(c) shall apply only to a Global Note deposited with or on behalf of the Depository.

The Issuer shall execute and the Trustee shall, in accordance with this Section 1.2(c) and Section 1.3 and pursuant to an order of the Issuer signed by one Officer of the Issuer, authenticate and deliver initially one or more Global Notes that

(i) shall be registered in the name of the Depository for such Global Note or Global Notes or the nominee of such Depository and (ii) shall be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions or held by the Trustee as Custodian.

Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository or by the Trustee as Custodian or under such Global Note, and the Depository may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and its Agent Members, the operation of customary practices of such Depository governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d)    Definitive Notes. Except as provided in Section 1.4 or Section 1.5, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of certificated Notes (“Definitive Notes”).

Section 1.3    Authentication.

The Trustee shall authenticate and make available for delivery upon a written order of the Issuer signed by one Officer of the Issuer (a) Initial Notes for original issue on the date hereof in an aggregate principal amount of $[●], (b) subject to the terms of this Indenture, Additional Notes, and (c) any Unrestricted Global Notes issued in exchange for any of the foregoing in accordance with this Indenture. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and whether the Notes are to be Initial Notes, Additional Notes, or other Unrestricted Global Notes.

Section 1.4    Transfer and Exchange.

(a)    Transfer and Exchange of Definitive Notes for Definitive Notes. When Definitive Notes are presented to the Registrar with a request:

(i)    to register the transfer of such Definitive Notes; or

(ii)    to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(1)    shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(2)    in the case of any Note other than an Unrestricted Notes, are accompanied by the following additional information and documents, as applicable:

(A)    if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Initial Note); or

(B)    if such Definitive Notes are being transferred to the Issuer, a certification to that effect (in the form set forth on the reverse side of the Initial Note); or

(C)    if such Definitive Notes are being transferred pursuant to an exemption from registration in accordance with Rule 144 under the Securities Act or in reliance upon another exemption from the registration requirements of the Securities Act, (x) a certification to that effect (in the form set forth on the reverse side of the Initial Note) and (y) if the Issuer so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legends set forth in Section 1.4(e).

(b)    Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer and the Registrar, together with:

(i)    (A) certification (in the form set forth on the reverse side of the Initial Note) that such Definitive Note is being transferred (1) to a QIB in accordance with Rule 144A or (2) outside the United States of America in an offshore transaction within the meaning of Regulation S and in compliance with Rule 904 under the Securities Act and in compliance with Canadian Securities Laws or (B) such other certification and Opinion of Counsel as the Issuer shall require; and

(ii)    written instructions directing the Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depository account to be credited with such increase, the Trustee shall cancel such Definitive Note and cause, or direct the Custodian to cause, in accordance with the standing instructions and procedures existing between the Depository and the Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the Definitive Note so cancelled. If no Global Notes are then outstanding and the Global Note has not been previously exchanged for certificated securities pursuant to Section 1.5, the Issuer shall issue and the Trustee shall authenticate, upon written order of the Issuer in the form of an Officers’ Certificate, a new Global Note in the appropriate principal amount.

(c)    Transfer and Exchange of Global Notes.

(i)    The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depository, in accordance with this Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depository therefor. A transferor of a beneficial interest in a Global Note shall deliver a written order given in accordance with the Depository’s procedures containing information regarding the participant account of the Depository to be credited with a beneficial interest in such Global Note or another Global Note and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in the Rule 144A Global Note to a transferee who takes delivery of such interest through the Regulation S Global Note, whether before or after the expiration of the Resale Restriction Termination Date, shall be made only upon receipt by the Trustee of a certification in the form provided on the reverse side of the Initial Note from the transferor to the effect that such transfer is being made in accordance with Regulation S, Rule 144 (if available) under the Securities Act and Canadian Securities Laws, or another applicable exemption from registration under the Securities Act.

(ii)    If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

(iii)    Notwithstanding any other provisions of this Appendix A (other than the provisions set forth in Section 1.5), a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(iv)    Neither the Trustee nor the Registrar shall have any responsibilities with respect to the transfer of beneficial interests within one Global Note.

(d)    Restrictions on Transfer of Regulation S Global Note. Prior to the expiration of the Resale Restriction Termination Date, transfers by an owner of a beneficial interest in the Regulation S Global Note to a transferee who takes delivery of such interest through the Rule 144A Global Note shall be made only in accordance with the Applicable Procedures and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided on the reverse side of the Initial Note to the effect that such transfer is being made to a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in compliance with Canadian Securities Laws. Such written certification shall no longer be required after the expiration of the Resale Restriction Termination Date.

(i)    Upon the expiration of the Resale Restriction Termination Date, beneficial ownership interests in the Regulation S Global Note shall be transferable in accordance with applicable law and the other terms of this Indenture.

(ii)    Upon the expiration of the Resale Restriction Termination Date, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in a permanent Regulation S Global Note that is an Unrestricted Global Note upon certification in the form provided on the reverse side of the Initial Note to the effect that such beneficial interests are owned either by non-U.S. persons or by U.S. persons who purchased those interests pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act. If no such Regulation S Global Note that is an Unrestricted Global Note is then outstanding, the Issuer shall issue and the Trustee shall authenticate, upon written order of the Issuer in the form of an Officers’ Certificate, a new Global Note in the appropriate principal amount.

(e)    Legends.

Each Rule 144A Global Note shall bear a legend in substantially the form set out below (“Rule 144A Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO POSTMEDIA NETWORK INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT

IS FOUR MONTHS AND A DAY AFTER THE LATER OF (A) [●], AND (B) THE DATE POSTMEDIA NETWORK INC. BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE CANADIAN ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986,

AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Each Regulation S Global Note shall bear a legend in substantially the form set out below (“Regulation S Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO POSTMEDIA NETWORK INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (A) [●], AND (B) THE DATE POSTMEDIA NETWORK INC. BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS

OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE CANADIAN ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986,

AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Each Definitive Note shall bear the following additional legend (“Definitive Notes Legend”):

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(i)    Upon any sale or transfer of a Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Initial Note).

(ii)    Upon a sale or transfer after the expiration of the Resale Restriction Termination Date of any Initial Note or Additional Note acquired pursuant to Regulation S, all requirements that such Initial Note or Additional Note bear the Restricted Notes Legend shall cease to apply and the requirements requiring any such Initial Note or Additional Note be issued in global form shall continue to apply.

(iii)    Any Additional Notes sold in a registered offering shall not be required to bear the legends above, other than, if applicable, the Definitive Notes Legend.

(f)    Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by the Depository to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Custodian, to reflect such reduction.

(g)    No Obligation of the Trustee.

(i)    The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)    The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 1.5    Definitive Notes.

(a)    A Global Note deposited with the Depository or with the Trustee as Custodian pursuant to Section 1.2 shall be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 1.4 and Section 2.09 of the Indenture.

(b)    Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 1.5 shall be surrendered by the Depository to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section shall be executed, authenticated and delivered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof and registered in such names as the Depository shall direct. Any certificated Initial Note or Additional Note in the form of a Definitive Note delivered in exchange for an interest in the Global Note shall, except as otherwise provided by Section 1.4(e), bear the Restricted Notes Legend.

(c)    Subject to the provisions of Section 1.5(b), the registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(d)    In the event of the occurrence of any of the events specified in Section 1.5(a)(i), (ii) or (iii), the Issuer shall promptly make available to the Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

EXHIBIT A

[FORM OF FACE OF NOTE]

[INSERT IN DEFINITIVE NOTES: IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.]

[INSERT IN 144A GLOBAL NOTE: UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO POSTMEDIA NETWORK INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (A) [●] , AND (B) THE DATE POSTMEDIA NETWORK INC. BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT

REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE CANADIAN ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.]

[INSERT IN REGULATION S GLOBAL NOTE: UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO POSTMEDIA NETWORK INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED

IN THE NAME OF CDS & CO., OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE LATER OF (A) [●], AND (B) THE DATE POSTMEDIA NETWORK INC. BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S, ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE CANADIAN ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE

REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

CUSIP [                ]

ISIN [                ]1

[RULE 144A][REGULATION S][GLOBAL] NOTE

[●]% Senior Secured Notes due [●]

No. [144A-][RegS-]	$____________ [,as revised by the Schedule of Amortization, Redemption, Repurchase and Exchanges of Interests in the Global Note attached hereto][2]

POSTMEDIA NETWORK INC.

promises to pay to [CDS & Co.] 2 or registered assigns, the principal sum of $_____ (_____ Canadian Dollars)[, as revised by the Schedule of Redemption, Repurchase and Exchanges of Interests in the Global Note attached hereto] 3 on [●].

Interest Payment Dates: [●] and [●]

Record Dates: [●] and [●]

Reference is made to further provisions of this Note set forth on the reverse side hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

1 CUSIP 737524AD0 / ISIN CA 737524AD01 for RegS

CUSIP 737524AE8 / ISIN CA 737524AE83 for 144A

2 Insert for Global Notes

3 Insert for Global Notes

IN WITNESS HEREOF, the Issuer has caused this instrument to be duly executed.

Dated:

POSTMEDIA NETWORK INC.

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

[●], as Trustee

By:
Name:
Title:

Dated:

[Form of Reverse Side of Note]

[●]% Senior Secured Notes due [●]

Postmedia Network Inc.

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.    INTEREST. Postmedia Network Inc., a corporation incorporated under the Canada Business Corporations Act (the “Issuer”), promises to pay interest at a rate of [●]% per annum payable in equal semi-annual payments on both [●] and [●] of each year (or if such day is not a business day, the next following business day) (each a “Payment Date”), provided that the first Payment Date shall be [] and the interest payable shall be equal to $[●] per $1,000 principal amount. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful and it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments or interest at the same rate to the extent lawful. Interest shall be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of elapsed days in that period. Interest shall accrue (in addition to the interest rate equal to the then applicable interest rate on the Notes) from and including the date on which an Event of Default under, Sections 6.01(a)(2), 6.01(a)(8) or 6.01(a)(9) of the Indenture shall occur to but excluding the date on which such Event of Default shall have been cured, at a rate per annum equal to 1.0% of the principal amount of the Notes.

2.    METHOD OF PAYMENT. The Issuer shall pay interest on the Notes and the amortization amount to the Persons who are registered holders of Notes at the close of business on [●] or [●] (whether or not a Business Day), as the case may be, immediately preceding the Payment Date, even if such Notes are cancelled after such record date and on or before such Payment Date, except as provided in Section 2.16 of the Indenture with respect to defaulted interest. Principal of, premium, if any, and interest on the Notes shall be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the Note Register; provided that payment by wire transfer of immediately available funds shall be required with respect to principal of and interest, premium on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent at least ten days prior to the applicable payment date. Such payment shall be in such coin or currency of the Canada as at the time of payment is legal tender for payment of public and private debts.

3.    PAYING AGENT AND REGISTRAR. Initially the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to the Holders. The Issuer or any of its Restricted Subsidiaries may act in any such capacity.

4.    INDENTURE; GUARANTEES. The Issuer issued the Notes under an Indenture, dated as of [●] (the “Indenture”), among Postmedia Network Inc., the Guarantor named therein, the Trustee and the Collateral Agent. This Note is one of a duly authorized issue of Notes of the Issuer designated as its [●]% Senior Secured Notes due [●]. The Issuer shall be entitled to issue Additional Notes pursuant to the Indenture. The Notes include (i) $[●] principal amount of the Initial Notes, and (ii) if and when issued in accordance with the Indenture, Additional Notes. The Initial Notes and the Additional Notes shall be considered collectively as a single class for all purposes of the Indenture and the Collateral Documents. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. This Note is guaranteed by the Guarantor as set forth in the Indenture.

5.    REDEMPTION AND REPURCHASE. The Notes are subject to mandatory and optional redemption, and may be the subject of a Mandatory Redemption or Change of Control Offer, as further described in the Indenture.

6.    DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Issuer need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.    PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8.    AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Guarantees, the Notes, the Collateral Documents and the Collateral Trust and Agency Agreement may be amended or supplemented as provided in the Indenture.

9.    DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Issuer, the Guarantors, the Trustee, the Collateral Agent and the Holders shall be as set forth in the applicable provisions of the Indenture.

10.    AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

11.    SECURITY. The Notes shall be secured by first-priority and second -priority Liens and security interests in the Collateral, in each case subject to Permitted Liens, on the terms and conditions set forth in the Indenture, the Collateral Documents and the Collateral Trust and Agency Agreement. The Collateral Agent holds the Collateral in trust for the benefit of the Secured Parties, in each case pursuant to the Collateral Documents and the Collateral Trust and Agency Agreement.

12.    GOVERNING LAW. THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THE NOTES AND THE GUARANTEES. CERTAIN MORTGAGE DOCUMENTS WILL BE CONSTRUED IN

ACCORDANCE WITH, THE LAWS OF THE JURISDICTIONS IN WHICH THE APPLICABLE PREMISES ARE LOCATED.

13.    CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Issuer at the following address:

c/o Postmedia Network Inc.

[●]

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

                                         (Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $_________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐

has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and in an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the applicable holding period referred to in Rule 144 under the Securities Act, the undersigned confirms that such Notes are being transferred in accordance with their terms:

CHECK ONE BOX BELOW

☐	to the Issuer or subsidiary thereof; or

☐	to the Registrar for registration in the name of the Holder, without transfer; or

☐	pursuant to an effective registration statement under the Securities Act of 1933; or

☐

inside the United States of America to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

☐

outside the United States of America in an offshore transaction within the meaning of Regulation S under the Securities Act of 1933 in compliance with Rule 904 under the Securities Act of 1933 and Canadian Securities Laws; or

☐	pursuant to another available exemption from registration under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (4), (5), (6) or (7) is checked, the Issuer or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Your Signature

Signature Guarantee:

Date:
Signature of Guarantor
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

TO BE COMPLETED IF THE HOLDER REQUESTS AN EXCHANGE PURSUANT TO

SECTION 2.3(d)(iii) OF APPENDIX A TO THE INDENTURE

The undersigned represents and warrants that either:

☐	the undersigned is a non-U.S. person (within the meaning of Regulation S under the Securities Act of 1933); or

☐

the undersigned is a U.S. person (within the meaning of Regulation S under the Securities Act of 1933) who purchased interests in the Notes pursuant to an exemption from, or in a transaction not subject to the registration requirements under the Securities Act.

Date:

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

Section 14.05    Section 4.14

If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$	(integral multiples of $1,000, provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date:	Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF REDEMPTION, REPURCHASE AND EXCHANGES OF INTERESTS IN

THE GLOBAL NOTE *

The initial outstanding principal amount of this Global Note is $                . The following documents reflect:

•	exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note,

•	exchanges of a part of another Global or Definitive Note for an interest in this Global Note,

•	records redemption and repurchases of this Global Note that have been made:

Date of Exchange, Redemption or Repurchase	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

[INSERT IN REGULATION S NOTE:

EXHIBIT B

[FORM OF SUPPLEMENTAL INDENTURE]

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of [                    ] [    ], 20[    ], among                                          (the “Guaranteeing Subsidiary”), a subsidiary of Postmedia Network Inc., a corporation incorporated under the Canada Business Corporations Act (the “Issuer”), and [●], as trustee (the “Trustee”), and [●], as collateral agent.

W I T N E S S E T H

WHEREAS, each of the Issuer and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of [●], providing for the issuance of an unlimited aggregate principal amount of [●]% Senior Secured Notes due [●] (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture and any other Secured Obligations on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and

WHEREAS, pursuant to the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Secured Parties as follows:

1.    Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.    Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 11 thereof.

3.    Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS IF CANADA APPLICABLE THEREIN.

4.    Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5.    Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6.    Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

Per:
Name:
Title:
[●], as Trustee

Per:
Name:
Title:

Per:
Name:
Title:

[●], as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title: